BRIGUS GOLD CORP.

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED
DECEMBER 31, 2011

DATED MARCH 28, 2012

TABLE OF CONTENTS

preliminary notes	1
financial statements	1
currency	1
CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION	1
CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF INDICATED AND INFERRED RESOURCES	3
GLOSSARY OF TECHNICAL INFORMATION	3
INFORMATION INCORPORATED BY REFERENCE	4
CORPORATE STRUCTURE	4
DEVELOPMENT OF THE BUSINESS	6
General	6
Three Year History and Significant Acquisitions	6
DESCRIPTION OF THE BUSINESS	15
DESCRIPTION OF CAPITAL STRUCTURE	38
Dividends	38
Shareholder Rights Plan	39
MARKET FOR SECURITIES	44
OFFICERS AND DIRECTORS OF BRIGUS GOLD	47
Name, Address, Occupation and Security Holding	47
Corporate Cease Trade Orders or Bankruptcies	51
Penalties or Sanctions	51
Personal Bankruptcies	51
Conflicts of Interest	51
Corporate Governance	52
Risk Factors	54
LEGAL PROCEEDINGS	65
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	65
TRANSFER AGENT AND REGISTRAR	65
MATERIAL CONTRACTS	65
INTERESTS OF EXPERTS	66
ADDITIONAL INFORMATION	67
GLOSSARY OF NON-TECHNICAL TERMS	67
GLOSSARY OF TECHNICAL TERMS	68

preliminary notes

In this Annual Information Form ("AIF"), Brigus Gold Corp. is referred to as "Brigus" or the “Company” or the “Corporation”. Unless otherwise noted, the information given herein is as of December 31, 2011.

financial statements

This AIF should be read in conjunction with the Company's audited Consolidated Financial Statements and Management's Discussion and Analysis for the year ended December 31, 2011. The financial statements and management's discussion and analysis are available under the Company's profile on the SEDAR website at www.sedar.com and on the Company's website at www.brigusgold.com. All financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accountants Standards Board (“IASB”).

currency

All currency references in this AIF are to United States dollars unless otherwise indicated.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This AIF contains “forward-looking information”, as such term is defined in applicable Canadian securities legislation, and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements and information are necessarily based on a number of estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies. All statements other than statements which are reporting results as well as statements of historical fact set forth or incorporated herein by reference, are forward-looking statements and information that may involve a number of known and unknown risks, uncertainties and other factors, many of which are beyond the Company’s ability to control or predict. Forward-looking statements and information can be identified by the use of words such as “may,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “intends,” “continue,” or the negative of such terms, or other comparable terminology. These statements include, but are not limited to comments regarding:

•	plans for the development of and production at the Black Fox mine including, without limitation, the timing of the development of, and future production from, the underground mine and open pit at Black Fox;
•	estimates from the Black Fox technical report dated January 6, 2011, the Goldfields technical report dated October 6, 2011 and the 147 and Contact Zones technical report dated December 15, 2011, including mine life, processing rate, recovery rate, average annual production, cash operating costs, capital costs, net present value and discounted cash flow value of Black Fox;
•	timing of delivery of ore from underground mining to the Black Fox mill;
•	timing and costs associated with the completion of capital projects, including the Company’s development of the Black Fox underground mine and the optimization of the Black Fox mill;
•	repayments of indebtedness and the Company’s ability to meet its obligations in connection with the 6.5% senior unsecured Convertible Debentures due March 23, 2016;
•	the Company’s exploration and development plans, including such plans and financing of such plans for the Company’s Grey Fox, Pike River, Stock Mine, and Goldfields projects;
•	the sale of the Huizopa, Ixhaután and Dominican Republic projects;

Page 1	Brigus Annual Information Form 2011

•	liquidity to support operations and debt repayment;
•	completion of a Canadian National Instrument 43-101 report for any of the Company’s exploration properties;
•	the establishment and estimates of mineral reserves and resources;
•	future production, mineral recovery rates and costs, strip ratios and mill throughput rates;
•	projected total production costs, cash operating costs and total cash costs;
•	grade of ore mined and milled from Black Fox and cash flows derived therefrom;
•	anticipated expenditures for development, exploration, and corporate overhead, including expenditures for surface drilling at Black Fox and Goldfields;
•	timing and issuance of permits;
•	estimates of closure costs and reclamation liabilities;
•	the Company’s ability to obtain financing to fund the Company’s estimated expenditure and capital requirements; and
•	the impact of adoption of new accounting standards.

Although the Company believes that the plans, intentions and expectations reflected in these forward-looking statements are reasonable, the Company cannot be certain that these plans, intentions or expectations will be achieved. Actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements and information contained in this report. Disclosure of important factors that could cause actual results to differ materially from the Company’s plans, intentions or expectations are included under the heading “Risk Factors” in this report.

Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements and information. Factors that could cause or contribute to such differences include, but are not limited to: unexpected changes in business and economic conditions, including the global financial and capital markets; significant increases or decreases in gold prices; changes in interest and currency exchange rates; timing and amount of production; unanticipated changes in grade of ore; unanticipated recovery or production problems; changes in operating costs; operational problems at the Company’s mining properties; metallurgy, processing, access, availability of materials, equipment, supplies and water; determination of reserves; costs and timing of development of new reserves; results of current and future exploration and development activities; results of future feasibility studies; joint venture relationships; political or economic instability, either globally or in the countries in which the Company operates; local and community impacts and issues; timing of receipt of government approvals; accidents and labour disputes; environmental costs and risks; competitive factors, including competition for property acquisitions; availability of external financing at reasonable rates or at all; and the factors discussed in this report under the heading “Risk Factors”; and other risks and uncertainties set forth the Company’s periodic report filings with Canadian securities authorities and the SEC.

Many of these factors are beyond the Company’s ability to control or predict. These factors are not intended to represent a complete list of the general or specific factors that may affect the Company. The Company may note additional factors elsewhere in this report. All forward-looking statements speak only as of the date made. All subsequent written and oral forward-looking statements attributable to the Company, or persons acting on the Company’s behalf, are expressly qualified in their entirety by these cautionary statements. Except as required by law, the Company undertakes no obligation to update any forward-looking statement or information.

Page 2	Brigus Annual Information Form 2011

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF INDICATED AND INFERRED RESOURCES

This AIF uses the terms "Measured", "Indicated" and "Inferred" Mineral Resources. United States investors are advised that while such terms are recognized and required by Canadian securities regulations, the United States Securities and Exchange Commission does not recognize them. "Inferred Resources" have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category of Mineral Resources or converted into Mineral Reserves. United States investors are cautioned not to assume that all or any part of Inferred Mineral Resources exists, or is economically or legally mineable.

GLOSSARY OF TECHNICAL INFORMATION

The estimated Mineral Reserves and Mineral Resources discussed herein have been calculated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") – Definitions Adopted by CIM Council on November 27, 2010 (the "CIM Standards") which were adopted by the Canadian Securities Administrators' National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"). The following definitions are reproduced from the CIM Standards:

The term "Mineral Reserves" means the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economics and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined. A "Proven Mineral Reserve" is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economics and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified. A "Probable Mineral Reserve" is the economically mineable part of an Indicated, and in some circumstances a Measured Mineral Resource, demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economics and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

The term "Mineral Resources" means a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. A "Measured Mineral Resource" is that part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. An "Indicated Mineral Resource" is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and test information gathered through appropriate techniques from location such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed. An "Inferred Mineral Resource" is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Page 3	Brigus Annual Information Form 2011

A glossary of defined and technical terms used herein is located towards the end of the AIF.

INFORMATION INCORPORATED BY REFERENCE

The technical report entitled "Brigus Gold Corp. Black Fox Project National Instrument 43-101 Technical Report" dated January 6, 2011 prepared by Wardrop Engineering Inc., A Tetra Tech Company, Toronto, Ontario and filed on SEDAR on January 7, 2011 (the "2011 Black Fox Technical Report"), is incorporated herein by reference.

The technical report entitled "Technical Report and Resource Estimate on the 147 and Contact Zones of the Black Fox Complex, Ontario, Canada" dated December 15, 2011 prepared by Wardrop Engineering Inc., A Tetra Tech Company, Toronto, Ontario and filed on SEDAR on January 27, 2012 (the "147 and Contact Zones 2011 Technical Report"), is incorporated herein by reference.

CORPORATE STRUCTURE

Name, Address and Incorporation

Brigus was formed pursuant to Articles of Arrangement dated June 25, 2002 under the Business Corporations Act (Ontario) (the "OBCA'') as the result of a plan of arrangement (the "Plan of Arrangement'') in accordance with the terms of an arrangement agreement (the "Arrangement Agreement'') dated June 24, 2002 between International Pursuit Corporation ("Pursuit'') and Nevoro Gold Corporation ("Nevoro''). The Plan of Arrangement provided for, among other things, the amalgamation of Pursuit and Nevoro to continue as Apollo Gold Corporation (“Apollo”). Apollo was continued under the Business Corporations Act (Yukon) pursuant to articles of continuance dated May 28, 2003. Pursuant to articles of amendment date June 25, 2010, and following an acquisition of Linear Gold Corp. (“Linear”), the Corporation changed its name from Apollo Gold Corporation to Brigus Gold Corp. and consolidated its issued and outstanding common shares on the basis of one new common share for each four old common shares. Brigus was continued under the Canada Business Corporations Act pursuant to articles of continuance dated June 9, 2011. The head office of the Company is located at Suite 2001, 1969 Upper Water Street, Purdy's Wharf Tower II, Halifax, Nova Scotia, B3J 3R7 and its registered office is located at Purdy’s Wharf Tower 1, 1100-1959 Upper Water Street, Halifax, NS, B3J 3E5.

Pursuit was incorporated under the laws of the Province of Ontario under the name Brownlee Mines (1936) Limited on June 30, 1936. By Supplementary Letters Patent dated January 7, 1939, July 5, 1944 and June 5, 1946, it changed its name to Joliet-Québec Mines, Limited and subsequently made certain increases to its authorized capital. Under Articles of Amendment dated July 20, 1972, November 28, 1975, August 14, 1978, July 15, 1983, July 7, 1986 and August 6, 1987, it made various further changes to its capital and corporate governance structure and ultimately changed its name to "International Pursuit Corporation''.

Nevoro was a private company incorporated under the Canada Business Corporations Act on February 1, 2002 and continued under the OBCA pursuant to articles of continuance dated May 30, 2002.

Page 4	Brigus Annual Information Form 2011

Inter-Corporate Relationships

Black Fox Complex

The Company owns a 100% interest in the Black Fox Complex (“Black Fox Complex”), an open pit and underground mine and associated exploration property, and the Black Fox Mill. Both the Black Fox Complex and Black Fox Mill properties are located in the Timmins Mining District in the Province of Ontario. The Black Fox Mine site is situated 11 kilometres (“km”) east of Matheson, Ontario and the Black Fox Mill is 20 km west of Matheson, Ontario. The open pit mine and the Black Fox Mill have been in operation since May 2009 and commercial production from the underground mine commenced in October 2011.

Brigus owns two exploration properties adjacent to the Black Fox Mine site: (a) Grey Fox; and (b) Pike River, which together with the Black Fox property, comprise the Black Fox Complex. The Mine land package is 18 square km which extends over a 6.5 km strike of the Destor-Porcupine Fault Zone. The Black Fox Mill property covers 24.7 square km.

In 2011, the Company conducted an extensive surface exploration project on the Grey Fox property and released a National Instrument 43-101 Technical Report and Resource Estimate on the 147 and Contact zones in December 2011. A summary of the report findings can be found in Schedule B. Exploration efforts will continue on the Grey Fox property and other high potential areas on the complex in 2012.

Other Properties

The Company holds a 100% interest in the Goldfields development project in the Lake Athabasca region of Saskatchewan, Canada, which includes a 100% interest in the Box and Athona gold deposits, subject to certain royalties and other interests.

In Mexico, the Company has completed a transaction with Cangold to sell a 75% interest in the Ixhuatán Property located in the state of Chiapas. In the Dominican Republic, Brigus and Everton Resources Inc. have signed an agreement to sell Brigus’ remaining interest in three mineral exploration projects (Ampliacion Pueblo Viejo (“APV”), Ponton and La Cueva).

The following chart shows the subsidiaries of the Company, their jurisdiction of incorporation and the Company's direct or indirect percentage ownership interest in each corporation.

Page 5	Brigus Annual Information Form 2011

BRIGUS GOLD CORP. ("BGC")
Canada
(TSX, NYSE Amex: BRD)
Black Fox
Mine and Mill
100%
100%
Brigus Gold ULC
Canada
99.99%
Brigus Gold, Inc.
Delaware
100%
100%
100%
Linear Gold Caribe, S.A.
Panama
7153945 Canada Inc.
Canada
Linear Gold Holdings Corp.
Canada
99.999%
0.0001%
0.0002%
Linear Gold Mexico, S.A. de C.V.
Mexico
Linear Gold Mineracao Ltda.
Brazil
99.8%
0.2%
Servicios Ixhauatán,S.A. de C.V.
Mexico

general DEvelopment OF THE BUSINESS

Three Year History and Significant Acquisitions

Year Ended December 31, 2009 ("Fiscal 2009" or "2009")

On February 20, 2009, the Company entered into a Project Facility Agreement (the “Facility Agreement”) with the RMB Australia Holdings Limited, an Australian corporation (“RMBAH”), RMB Resources Inc., a Delaware corporation (“RMBR”), and Macquarie Bank Limited, an Australian corporation (“Macquarie” and together with RMBAH, the “Financiers”). The Facility Agreement refinanced the bridge facility agreement which Brigus had entered into with the Financiers in December 2008 to borrow up to $15 million to be used towards development of the Black Fox mine. Under the Facility Agreement, the Company could borrow up to $70,000,000 (the “Project Facility”). Borrowings under the Facility Agreement were secured by a first lien on substantially all of the Company’s assets, including the Black Fox project, and the shares of the Company’s subsidiaries. Under the terms of the Facility Agreement, all cash proceeds generated from the Black Fox project were required to be deposited into a proceeds account and could only be withdrawn and used by the Company in accordance with the terms set forth in the Facility Agreement. In connection with the Facility Agreement, the Company issued approximately 34,836,111 warrants to the Financiers as partial consideration for financing services provided in connection with the Facility Agreement. Each Warrant entitled the holder to purchase one Common Share for a period of 48 months from their date of issuance at an exercise price of Cdn$0.252 per Common Share, subject to customary anti-dilution adjustments. The warrants issued in connection with the Facility Agreement were in addition to the 42,614,254 warrants issued to the Financiers in connection with the Bridge Facility Agreement.

Page 6	Brigus Annual Information Form 2011

On June 2, 2009, the Company announced that the first gold bars produced at Black Fox were poured during the last week of May 2009.

On July 15, 2009, the Company completed a private placement of 12,221,640 Common Shares issued to U.S. and Canadian purchasers at Cdn$0.45 per share and 13,889,390 Common Shares issued to Canadian purchasers at Cdn$0.54 per share on a “flow through” basis pursuant to the Income Tax Act (Canada) for total gross proceeds equal to approximately $13 million.

On July 28, 2009, the Company announced results of production and mill throughput at its Black Fox mine and mill. The Company reported that, during the two month period of May and June 2009, the Black Fox mill processed 78,000 tonnes of ore at an average grade of 5.1 grams of gold per tonne of ore, which resulted in production of 11,860 ounces of gold and a recovery rate of approximately 92.5%. The average mill throughput rate during this period was approximately 1,280 tonnes per day. Brigus also announced that, due to a few mechanical challenges, it was unable to achieve the anticipated steady state throughput at the Black Fox mill of 1,500 tonnes per day during the first half of June 2009, but was able to achieve that throughput rate throughout the second half of June 2009 and that, for the first 26 days of July 2009, the Black Fox mill throughput averaged 1,800 tonnes per day. Brigus also announced that it had commissioned the previously announced new crushing circuit during the first week of July 2009.

On September 9, 2009, the Company completed the acquisition of certain mineral properties (the “Pike River Property”) located in the Township of Hislop, Ontario, which are contiguous to the south-east boundary of the Company’s Black Fox mine and the northwest boundary of the Company’s Grey Fox property. The Pike River Property was acquired from Newmont Canada Corporation (“Newmont”) and consists of the surface and mineral rights to approximately 463.4 hectares consisting of parcels 1735 LC, 1726 LC, 23687 SEC, 23777 SEC, 3852 SEC and 11125 SEC. The purchase of the Pike River Property was made pursuant to a Purchase and Sale Agreement, dated March 12, 2009, between Newmont and the Company (the “Purchase Agreement”). Pursuant to the terms of the Purchase Agreement, in consideration for the Pike River Property, the Company paid Cdn$100,000 to Newmont and granted a perpetual 2.5% net smelter production royalty to Newmont from the sale or other disposition of all materials produced from the Pike River Property (the “Royalty”) pursuant to a Royalty Agreement, dated March 25, 2009, between Newmont and the Corporation (the “Royalty Agreement”). In addition, as further consideration, within 30 days following the earlier of (i) the date that at least 500,000 ounces of gold equivalent minerals sufficient to be reported pursuant to NI 43-101 combined reserves (proven and probable) and resources (measured, indicated and inferred) are determined to exist within the Pike River Property, or (ii) the commencement of commercial production from any portion of the Pike River Property, the Company shall pay an additional sum of Cdn$1 million to Newmont. The Royalty Agreement also contains a first right to negotiate in favour of Newmont pursuant to which, if the Corporation wishes to option, joint venture, assign, transfer, convey or otherwise dispose of its rights or interests in and to its Black Fox property (but excluding a corporate merger transaction), it must first notify Newmont of its intentions so that Newmont may consider a possible acquisition from the Corporation of a portion or all of the Company’s interest in its Black Fox property.

Page 7	Brigus Annual Information Form 2011

On September 28, 2009, the Company entered into an agreement with RMBR and the Financiers, pursuant to which the Financiers agreed, subject to the condition that the Company provide a new resource model and life of mine plan to the Financiers prior to November 15, 2009, to defer (i) the first scheduled repayment of $9,300,000 due on September 30, 2009 (the “Deferred Payment”) under the Facility Agreement and (ii) the requirement to fund the debt service reserve account also due on September 30, 2009 (the “Deferred Funding Obligation”), which, in accordance with the terms of the Project Facility, required a reserve amount equal to, at all times after initial funding, the greater of $5,000,000 or the aggregate repayment amount due on the next repayment date. In addition, as part of the deferral, the Financiers agreed to conduct a technical review of the Black Fox project and extend the date by which the project completion test under the Facility Agreement must be satisfied to March 31, 2010. The project completion test was originally required to be successfully completed by October 31, 2009 and required the Company to demonstrate to RMBR, acting on behalf of the Financiers, that the Black Fox mine satisfies certain general and operational criteria during a predetermined test period. As a result of the deferral, the Deferred Payment and the Deferred Funding Obligation were to be satisfied on the earlier to occur of (i) the completion of the Financiers’ technical review process of the Black Fox mine and (ii) December 31, 2009.

On September 30, 2009, the Company entered into a letter of intent with Elkhorn Goldfields Inc. (“Elkhorn Goldfields”) pursuant to which Elkhorn Goldfields agreed to purchase all of the outstanding capital stock of Montana Tunnels Mining, Inc., an indirect wholly owned subsidiary of the Company (“Montana Tunnels”). Montana Tunnels was the owner of the Montana Tunnels open pit mine and mill (a 50/50 joint venture with Elkhorn Tunnels, an affiliate of Elkhorn Goldfields), the Diamond Hill mine and mill and assets ancillary thereto. The Montana Tunnels mine had been on care and maintenance since May 1, 2009.

On December 9, 2009, the Company entered into a replacement letter of intent (the “New LOI”) with Elkhorn Goldfields pursuant to which Elkhorn Goldfields agreed to purchase all the outstanding capital stock in Montana Tunnels. The Company agreed to sell all of the capital stock of Montana Tunnels in exchange for (i) promissory notes held by Elkhorn Goldfields and certain investors in Elkhorn Goldfields or its affiliates (the “Lenders”) from Calais Resources, Inc. (“Calais”) and Aardvark Agencies, Inc. (“Aardvark”) with an outstanding balance of approximately $7,700,000 (the “Original Notes”), (ii) Elkhorn’s and the Lenders’ rights with respect to an additional amount of approximately $1,382,091 loaned to Calais, (the “Additional Caribou Loan”) and (iii) a promissory note held by Elkhorn Goldfields and the Lenders from Calais with an outstanding balance of approximately $380,000 (the “Congo Chief Note” and, together with the Original Notes and the Additional Caribou Loan, the “Notes”). The Original Notes are secured by certain deeds of trust registered against the Cross-Caribou Mine property (the “Caribou Property”) located in Caribou, Colorado (portions of which are owned by Calais and portions of which are owned by Aardvark).

On December 30, 2009, the Company entered into an agreement with the Financiers pursuant to which the Financiers agreed to further defer the Deferred Payment and the Deferred Funding Obligation, and to defer the second scheduled repayment of $6,000,000 due on December 31, 2009, in each case, until the earlier to occur of (i) the completion of the Financiers’ technical review process of the Black Fox mine and (ii) February 28, 2010.

Year Ended December 31, 2010 (“Fiscal 2010” or “2010”)

On February 1, 2010, Apollo Gold, Inc. (now Brigus Gold, Inc.), a direct wholly owned subsidiary of the Company and the sole shareholder of Montana Tunnels (the “Seller”), Elkhorn Goldfields and Calais entered into a definitive purchase agreement (the “Purchase Agreement”).  Pursuant to terms of the Purchase Agreement, the Seller sold all of the capital stock of Montana Tunnels in exchange for the Notes.  The Elkhorn Goldfields’ and the Lenders’ security interests in the properties against which the Original Notes and the Congo Chief Note are secured were transferred to the Seller as part of the transaction.  The Original Notes matured on July 31, 2005 (although they were never repaid) and bear interest at the rate of 12.9% per annum.  The Congo Chief Note matured on February 21, 2006 (although it was never repaid) and bears interest at the rate of 12% per annum.  Pursuant to the Purchase Agreement, the Seller agreed to forebear on the Original Notes and the Congo Chief Note (each of which, as noted above, is past due) until February 1, 2011.  In connection with the Purchase Agreement, Calais agreed to execute and deliver a promissory note to the Company evidencing the Additional Caribou Loan (the “Additional Unsecured Note”).  The Additional Unsecured Note bears interest at the rate of eight percent per annum and has a maturity date of February 1, 2011.  In January 2011, the Company extended the forbearance period of the Notes from February 1, 2011 to the earlier of June 30, 2011 or the occurrence of certain events, including insolvency or bankruptcy of the Calais, the borrower.  During this extended forbearance period, the Notes will accrue interest at 8% per annum.

Page 8	Brigus Annual Information Form 2011

On March 9, 2010, the Company and Linear Gold Corp. (“Linear”) entered into a binding letter of intent (the “Letter of Intent”) pursuant to which (i) the businesses of the Company and Linear would be combined by way of a court-approved plan of arrangement (the “Arrangement”) and (ii) Linear would subscribe for approximately 62,500,000 Common Shares at a price of $0.40 per common share for aggregate proceeds of Cdn$25,000,000. Pursuant to the Arrangement: each outstanding Linear common share would be exchanged for 5.4742 Common Shares (the “Exchange Ratio”); each outstanding Common Share purchase warrant of Linear would be exchanged for Common Share purchase warrants of the Company on the basis of the Exchange Ratio and the exercise price of the Linear warrants would be adjusted as provided for in the certificates representing the Linear warrants; each outstanding option to purchase a Linear common share granted under Linear’s Stock Option Plan would be exchanged for options of the Company granted under the Stock Option Plan on the basis of the Exchange Ratio and the exercise price of the Linear options would be adjusted on the same basis as the exercise price of the Linear warrants. Upon consummation of the Arrangement, Linear would become a wholly owned subsidiary of the Company and the shareholders of Linear immediately prior to the Arrangement were expected to own approximately 42.9% of the outstanding Common Shares of the Corporation (calculated on a fully-diluted basis). The Letter of Intent contemplated that Linear and the Company would enter into a definitive arrangement agreement (the “Definitive Agreement”) governing the Arrangement on or before March 31, 2010 to implement the Arrangement to provide for the business combination of Linear and the Company.

On March 19, 2010, the Company and Linear announced the closing of the private placement whereby Linear acquired 62,500,000 common shares of the Company at a price of Cdn$0.40 per share for gross proceeds of Cdn$25,000,000. The common shares of the Company were issued from treasury under the terms of a subscription agreement between Linear and the Company dated March 9, 2010. Ten million dollars of the proceeds from the private placement was used to reduce the Corporation Project Facility debt from $70,000,000 down to $60,000,000.

On March 31, 2010, Linear and the Company entered into the Definitive Agreement as per the Letter of Intent.

On April 23, 2010, the Company announced that it unwound its Canadian dollar currency hedges that were originally entered into in connection with the Facility Agreement. As a result of this action, the Corporation received gross proceeds of approximately $8.2 million, which was used to reduce the debt outstanding under the Facility Agreement from $60,000,000 down to $51,800,000.

On May 18, 2010, the Company issued a press release announcing a proposed new corporate identity and name, Brigus Gold Corp., which was to take effect following shareholder approval of the same and the closing of the Arrangement with Linear.

Page 9	Brigus Annual Information Form 2011

On June 25, 2010, the Company announced that the Arrangement had closed and the new combined company began operating as Brigus effective June 25, 2010. On June 25, 2010, the Corporation filed articles of amendment which, among other things, changed the name of the Company to Brigus Gold Corp., consolidated the Common Shares, including those issued to Linear shareholders, on the basis of one (1) post-consolidation Brigus share for every four (4) Brigus shares outstanding immediately prior to such consolidation. The business combination was structured as a court-approved plan of arrangement under the Business Corporations Act (Alberta) pursuant to which the Company acquired all of the issued and outstanding Linear shares and Linear amalgamated with 1526753 Alberta ULC. Under the terms of the Arrangement, former shareholders of Linear received, after giving effect to the share consolidation described above, 1.37 Brigus Gold shares for each common share of Linear, subject to adjustment for fractional shares. Brigus also announced that its new headquarters would be located in Halifax, Nova Scotia.

On June 26, 2010 the Company further reduced the debt outstanding under the Facility Agreement from $51,800,000 down to $41,800,000.

On July 29, 2010, Brigus completed a private placement of 10,000,000 Common Shares at Cdn$1.40 per share on a “flow through” basis pursuant to the Income Tax Act (Canada) for total gross proceeds equal to Cdn$14,000,000.

On August 24, 2010, Brigus announced that it retired its outstanding, unsecured convertible debentures by paying $4.68 million in principal and interest on August 23, 2010.

On October 19, 2010, Brigus announced that it had completed an offering of 34,500,000 units and 3,382,353 Common Shares designated as flow-through common shares for purposes of the Income Tax Act (Canada) at a price of Cdn$1.50 per unit and Cdn$1.70 per flow-through share, for gross proceeds to the Corporation of Cdn$57,500,000.

On October 20, 2010, the Company used $20.7 million of the proceeds raised from the Cdn$57.5 million financing completed on October 19, 2010 to reduce the principal outstanding on the Project Facility from $41.8 million down to $21.1 million, $14.1 million of which was owed to Macquarie and $7.0 million was owed to RMBAH. On November 21, 2010 the Company consolidated its Project Facility debt by increasing the debt owed to RMBAH from $7.0 million to $22.0 million, repaying the full amount owed to Macquarie Bank of $14.1 million, thus leaving RMBAH as the one remaining lender.

On November 2, 2010, The Company used a portion of the proceeds raised from the Cdn$57.5 million financing completed on October 19, 2010 to reduce its forward gold sales contract obligations (the “Hedge”) by 43,276 ounces, representing 79% of the sales contracts deliverable in 2011, at a cost of $21.0 million.

On November 9, 2010, Brigus Gold announced that it had entered into a gold stream agreement with Sandstorm Resources Ltd. (“Sandstorm”) pursuant to which Sandstorm agreed to purchase 12% of the gold production from the Black Fox mine beginning in January 2011 and 10% of future production from the Black Fox extension covering a portion of the adjoining Pike River property (the “Gold Stream”). Sandstorm made an upfront payment of $56.3 million and will also pay Brigus ongoing per ounce payments of $500 subject to an inflationary adjustment beginning in 2013, not to exceed 2% per annum. Brigus Gold has the option, for a 24 month period, to reduce the Gold Stream to 6% of production from the Black Fox mine and 4.5% of production from the Black Fox extension for a payment of $36.6 million. Brigus Gold also announced that it intended to eliminate 100% of the Hedge effective January 2011 and used some of the proceeds received from the Sandstorm Gold Stream agreement to unwind the balance of its gold forward gold sales contracts eliminating the obligation to deliver 99,409 ounces from October 2011 to March 2013. This transaction left only 1,518 ounces of gold to be delivered into the gold forward contracts for December 2010 following which the Corporation had no remaining gold forward sales contracts.

On December 21, 2010, Brigus closed a private placement of 2,727,000 Common Shares designated as flow-through shares for purposes of the Income Tax Act (Canada) at a price of Cdn$2.07 per flow-through share for total gross proceeds to the Corporation of Cdn$5,644,890.

Page 10	Brigus Annual Information Form 2011

On December 23, 2010, the Company entered into a settlement agreement in connection with its Huizopa exploration project (the “Huizopa Project”), which is located in the Sierra Madre Occidental mountains in Chihuahua, Mexico. The settlement related to a dispute over a joint venture relationship that the Company’s Mexican subsidiary, Minera Sol de Oro, S.A. de C.V. (“MSO”), had covering the Huizopa Project. In connection with the settlement agreement, the Company entered into a related acquisition agreement pursuant to which the Company sold its 100% interest in MSO to Cormack Capital Group, LLC (“Cormack”) for proceeds of $3.5 million, payable over a five-year term, while retaining a 3% net smelter return royalty (“NSR”) over future production from the Huizopa Project. If Cormack fails to make any of these payments, the Company may elect to re-acquire MSO from Cormack (and any amount of the $3.5 million already paid to the Company would be repayable by the Company to Cormack from 20% of the net proceeds from the Huizopa Project). Cormack can reduce the Company’s NSR to 2% by making a $1.0 million payment to the Company and may also elect to pay up to 40% of the purchase price through the issuance of common shares in a publicly traded company listed on a recognized U.S. or Canadian national stock exchange. In addition, the Company will receive a production bonus payment of $5.0 million within one year of the commencement of commercial production at the Huizopa Project. Cormack may elect to terminate the acquisition agreement any time prior to December 31, 2011 if, prior to such time, it has not entered into a binding agreement with a third party by which that third party agrees to (i) acquire all or a portion of MSO or its wholly owned subsidiary, Minas de Argonautas S. de R.L. de C.V. or (ii) provide funding for activities at the Huizopa Project. If Cormack makes such an election to terminate, it will be obligated to convey all of the shares of capital stock of MSO to the Company or its designee for no additional consideration.

Year Ended December 31, 2011 (“Fiscal 2011” or “2011”)

On January 6, 2011, Brigus Gold announced the results from the 2011 Black Fox Technical Report, which was based on the mine operations and reserves as of October 31, 2010 and included a Net Present Value of $359.4 million for the Black Fox mine using a 5% discount rate and a gold price of $1,200 per ounce. Highlights from the 2011 Black Fox Technical Report include:

•	Mine life of 8.6 years based on existing reserves of 906,375 ounces of gold within 6.5 million tonnes at an average gold grade of 4.4 grams per tonne (“gpt”).
•	Processing rate of 730,000 tonnes per annum (2,000 tonnes per day (“tpd”)) and a recovery rate of 94%.
•	Average cash operating costs of $502 per ounce ($66.94 per tonne milled) with a break even gold price of $602 per ounce.
•	Capital costs, including sustaining capital, of $74.8 million.
•	The Net Present Value of Black Fox, at a 5% discount rate, is $359.4 million with pretax undiscounted cash flow of the project of $439.0 million from revenues of $932.1 million based on a gold price of $1,200 per ounce for 88% of the ounces produced and $500 per ounce for the remaining 12% of production ounces (in accordance with the gold stream agreement with Sandstorm).
•	Average annual production of 104,000 ounces of gold over the next five years of production.

The 2011 Black Fox Technical Report contains the expression of the professional opinions of the Qualified Person based upon information available at the time of preparation of the 2011 Black Fox Technical Report. The foregoing summary, which is derived from the 2011 Black Fox Technical Report, is subject to the assumptions and qualifications contained in the 2011 Black Fox Technical Report. Readers are directed to the 2011 Black Fox Technical Report which can be reviewed in its entirety by accessing the SEDAR database at www.sedar.com and which qualifies the disclosure above.

Page 11	Brigus Annual Information Form 2011

On January 27, 2011, the Company and GLR Resources Inc. (“GLR”) announced that they had reached an agreement regarding the reimbursement by the Company to GLR in connection with certain equipment originally ordered by GLR. This equipment was related to the Company’s wholly owned Goldfields Project in Saskatchewan, Canada. Linear had acquired the Goldfields Project from GLR. Pursuant to the agreement, the Company issued to GLR 1,396,134 common shares of the Company valued at Cdn$2,443,235 based on a deemed price of Cdn$1.75 per share and will make cash payments aggregating US$60,000.

On February 9, 2011, Brigus Gold announced the appointment of Dana Hatfield to Chief Financial Officer following the retirement of Melvyn Williams, the Company’s now former Senior Vice President and Chief Financial Officer. Mr. Hatfield joined Brigus’ senior management team in March 2011 and initially worked alongside Mr. Williams, who remained with the Company through a transition period ending on June 30, 2011. Mr. Hatfield joined the Company after serving as Senior Vice President, Finance, at Gammon Gold Inc.

On March 9, 2011 the Company entered into an underwriting agreement with a syndicate of underwriters led by BMO Capital Markets, including Haywood Securities Inc., CIBC World Markets Inc., Cormark Securities Inc. and Paradigm Capital Inc., collectively (the “Underwriters”).  Pursuant to the Underwriting Agreement, the Company agreed to sell and the Underwriters agreed to purchase $50,000,000 principal amount of senior unsecured convertible debentures (the “Convertible Debentures”). The main features of the unsecured convertible debenture are (1) an interest rate of 6.5% per year, payable semi-annually in arrears on the last day of March and September commencing September 30, 2011 (2) a maturity date: March 31, 2016 (five years) (3) redemption right after three years (4) a conversion price of $2.45 per Brigus common share, and (5) an Issue price of $1,000 per Convertible Debenture.

On March 16, 2011, the Company announced that it had filed a final short form prospectus in respect of the previously announced bought deal offering for the $50,000,000 principal amount of Convertible Debentures.

On March 23, 2011 the Company announced the closing of the unsecured convertible debenture bought deal for $50.0 million. The net proceeds were used to completely repay the existing Project Facility debt of $22.0 million held by RMB Australia Holdings Limited with the balance to be used to accelerate exploration drilling at the Company’s Black Fox Complex, for continuing development of the Black Fox Complex, to undertake an engineering study on the expansion of the Black Fox Mill, and for general working capital purposes. On March 23, 2011, the Convertible Debentures were listed for trading on the Toronto Stock Exchange under the symbol “BRD.DB.U”.

On April 26, 2011, the Company announced that it had signed a letter of intent with Cangold Limited (“Cangold”) whereby Cangold, can acquire a 75% interest in Brigus’ Mexican subsidiary that owns the advanced exploration stage Ixhuatán gold project in Chiapas, Mexico.

On May 25, 2011, the Company announced that it had signed a letter of intent with Everton Resources Inc. (“Everton”) whereby Everton can acquire the Company’s remaining interest in the Ampliación Pueblo Viejo, Ponton and La Cueva concessions in the Dominican Republic (the “Concessions”).

Page 12	Brigus Annual Information Form 2011

On September 29, 2011, the Company announced that it agreed to revised terms with Everton whereby Everton can acquire the Company’s remaining interest in the Concessions. The agreement requires Everton to issue 15.0 million treasury common shares to Brigus to acquire the option. Pursuant to the option, Everton can acquire Brigus’ remaining interest in the Concessions by paying Brigus Cdn$0.5 million in four installments and an additional Cdn$0.5 million in cash or common shares with a value of $0.5 million by May 31, 2012. Brigus will also receive a sliding Net Smelter Return royalty on the Concessions equal to 1.0% when the price of gold is less than US$1,000 per ounce, 1.5% when the price of gold is between US$1,000 and US$1,400 per ounce and 2% when the price of gold is above US$1,400 per ounce. Everton will also issue Brigus a promissory note equal to the greater of Cdn$5.0 million or 5.0 million common shares of Everton. The promissory note will be subject to the completion of a NI 43-101 compliant measured and indicated resource estimate on the Concessions of a minimum of one million ounces of gold equivalent (at an average grade of 2.5 gpt or higher for Ampliación Pueblo Viejo and 1.5 gpt or higher for Ponton and La Cueva) or actual gold production from the Concessions plus a NI 43-101 compliant measured and indicated resource estimate on the Concessions (at an average grade of 2.5 gpt gold equivalent for APV and 1.5 gpt gold equivalent or higher for Ponton and La Cueva) exceeding one million ounces of gold equivalent.

On October 5, 2011, Brigus reported results from an independent Technical Report on its wholly owned Goldfields development project. The pre-feasibility study indicates a Net Present Value of $144.3 million at a 5% discount rate with an internal rate of return of 19.6% assuming a gold price of $1,250 per ounce. Report highlights include:

•	Mine life of 13 years (including both Box and Athona deposits) based on existing reserves of 1,020,000 ounces of gold at an average gold grade of 1.97 grams per tonne (gpt) over the first 7 years and 1.42 gpt over the life of the mine.
•	Processing rate of 1,825,000 tonnes per year (5,000 tonnes per day (tpd)) and a recovery rate of 91% for the Box deposit and 89% for the Athona deposit.
•	Average cash operating costs of $601 per ounce with a break-even gold price of approximately $1,000 per ounce.
•	Capital costs of approximately $160 million (leased mining fleet not included).
•	NPV of $144.3 million at a 5% discount rate with an IRR of 19.6% and a payback period of 5 years assuming a gold price of $1,250 per ounce.
•	At $1,500 per ounce of gold, the NPV for the project increases to $300 million with an IRR of 32%.
•	Average annual production of approximately 100,000 ounces per year during the first seven years.
•	The Environmental Impact Statement (EIS) has been submitted and approved. Therefore no permitting delays are anticipated.

The 2011 Goldfields Technical Report contains the expression of the professional opinions of the Qualified Person based upon information available at the time of preparation of the 2011 Goldfields Technical Report. The foregoing summary, which is derived from the 2011 Goldfields Technical Report, is subject to the assumptions and qualifications contained in the 2011 Goldfields Technical Report. Readers are directed to the 2011 Goldfields Technical Report which can be reviewed in its entirety by accessing the SEDAR database at www.sedar.com and which qualifies the disclosure above.

On October 18, 2011, the Company announced that it had received regulatory approval and completed its previously announced transaction with Cangold Limited. The terms of the transaction provide Cangold with the option to acquire a 75% interest in Brigus’ Mexican subsidiary that owns the Ixhuatán gold project. Pursuant to the terms of the transaction, Cangold paid Brigus Cdn$1.0 million and issued the Company 6.0 million Cangold shares when regulatory approval was received. Cangold is also required to pay Brigus Cdn$1.0 million and issue 6.0 million Cangold shares 12 months after the agreement is signed and pay an additional Cdn$3.0 million and issue 4.0 million Cangold shares 24 months after the agreement is signed. To exercise its option and acquire a 75% interest in the Ixhuatán project, Cangold is required to pay Brigus Cdn$5.0 million and issue 4.0 million Cangold shares as well as complete an independent third-party feasibility study on the Campamento Deposit within 36 months. Following Cangold’s exercise of the purchase option, Cangold and Brigus will hold 75% and 25% interests, respectively, and will be responsible for their pro-rata costs in jointly developing the Ixhuatán deposit. Brigus will retain a 2% Net Smelter Return royalty over the project and upon commencement of commercial production will receive a payment of Cdn$5.00 per ounce of gold in the Proven and Probable category included in the feasibility study.

Page 13	Brigus Annual Information Form 2011

On December 8, 2011, Brigus closed a private placement of 4,805,833 Common Shares designated as flow-through shares for purposes of the Income Tax Act (Canada) at a price of Cdn$1.70 per flow-through share for total gross proceeds to the Corporation of Cdn$8,170,000.

On December 13, 2011, the Company announced the Board of Directors’ adopted a new Shareholder Rights Plan that takes effect immediately following the expiry of the existing shareholder rights plan on January 18, 2012. The Rights Plan’s purpose is to ensure the fair treatment of all shareholders in connection with any take-over bid for Brigus common shares. It is also intended to provide the Board of Directors (the “Board”) with more time to fully consider an unsolicited take-over bid and, if applicable, to explore other alternatives to maximize shareholder value.

On December 15, 2011, Brigus announced an initial National Instrument 43-101 compliant, independent mineral resource estimate for the 147 and Contact zones on the Black Fox Complex. The report concluded that the 147 and Contacts zones host 116,710 Indicated ounces and 459,420 Inferred ounces. There are another 95 drill holes, with assays pending, that have not been included in the initial resource calculation and will increase the resource area drill hole data by 37% upon receipt of final assays. The results from these holes are expected to expand the resource and convert Inferred ounces to Indicated ounces in 2012.

The 147 and Contact Zones 2011 Technical Report contains the expression of the professional opinions of the Qualified Person based upon information available at the time of preparation of the 147 and Contact Zones 2011 Technical Report. The foregoing summary, which is derived from the 147 and Contact Zones 2011 Technical Report, is subject to the assumptions and qualifications contained in the 147 and Contact Zones 2011 Technical Report. Readers are directed to the 147 and Contact Zones 2011 Technical Report which can be reviewed in its entirety by accessing the SEDAR database at www.sedar.com and which qualifies the disclosure above.

Subsequent Events

On March 15, 2012, Brigus Gold and a syndicate of underwriters led by Cormark Securities Inc. and including Haywood Securities Inc., BMO Capital Markets, Fraser Mackenzie Limited, Casimir Capital Ltd., and Global Hunter Securities (collectively, the “Underwriters”) bought and sold to the public 15,790,000 common shares of the Company at a price of $0.95 per Common Share for gross proceeds to the Company of approximately $15 million.

Page 14	Brigus Annual Information Form 2011

DESCRIPTION OF THE BUSINESS

General

Brigus is a Canadian-based mining company which is principally engaged in the extraction, processing, and refining of gold deposits as well as related activities including the acquisition, exploration and development of mineral properties principally located in North America. Brigus’ current sole mining operation is the Black Fox Mine.

The Company is also evaluating the Goldfields Project, which hosts the Box and Athona gold deposits. In Mexico, Brigus has completed a transaction with Cangold to sell a 75% interest in the Ixhuatán gold-silver advanced exploration project. In the Dominican Republic, Brigus and Everton Resources have signed an agreement to sell Brigus’ remaining interest in three mineral exploration projects (Ampliacion Pueblo Viejo (“APV”), Ponton and La Cueva).

Page 15	Brigus Annual Information Form 2011

Map of the Properties

Page 16	Brigus Annual Information Form 2011

1.	Principal Property

The Black Fox Complex and Mill

The technical report entitled "Brigus Gold Corp. Black Fox Project National Instrument 43-101 Technical Report" dated January 6, 2011 and “Technical Report and Resource Estimate on the 147 and Contact Zones on the Black Fox Complex, Ontario, Canada” dated December 15, 2011 were prepared by Wardrop Engineering Inc., (“Wardrop”) a Tetra Tech Company, Toronto, Ontario and filed on SEDAR on January 7, 2011 (the "2011 Black Fox Technical Report") and January 27, 2012 (the “147 and Contact Zones 2011 Technical Report”), are incorporated herein by reference. For the purposes of the disclosure required under section 5.4 of Form 51-102F2 – Annual Information Form, the summary from the 2011 Black Fox Technical Report is reproduced in the attached Schedule A and the 147 and Contact Zones 2011 Technical Report in Schedule B, and the Company incorporates by reference into this AIF the detailed disclosure contained in the 2011 Black Fox Technical Report and the 147 and Contact Zones 2011 Technical Report.

The technical information contained in Schedules A and B is summarized or extracted from some of the main conclusions reached in the 2011 Black Fox Technical Report and the 147 and Contact Zones 2011 Technical Report. Readers are directed to the 2011 Black Fox Technical Report and the 147 and Contact Zones 2011 Technical Report which can be reviewed in their entirety by accessing the SEDAR database at www.sedar.com and which qualifies the disclosure contained in Schedules A and B. The summary in Schedules A and B are not exhaustive. The 2011 Black Fox Technical Report and the 147 and Contact Zones 2011 Technical Report are intended to be read as a whole and sections should not be read or relied upon out of context. The 2011 Black Fox Technical Report and the 147 and Contact Zones 2011 Technical Report contain the expression of the professional opinions of the Qualified Person based upon information available at the time of preparation of the 2011 Black Fox Technical Report and the 147 and Contact Zones 2011 Technical Report. The disclosure contained in Schedule A and B, which is derived from the 2011 Black Fox Technical Report and the 147 and Contact Zones 2011 Technical Report, is subject to the assumptions and qualifications contained in the 2011 Black Fox Technical Report and the 147 and Contact Zones 2011 Technical Report.

Map of the Black Fox Complex and Mill

Black Fox Complex – Property Description and Location

The Company wholly owns and operates the Black Fox Mine, an open pit and underground mining operation located in the Timmins Mining District in the Province of Ontario. The Black Fox mine site is situated 11 kilometres (“km”) east of Matheson, Ontario and the Black Fox Mill is 20 km west of Matheson, Ontario. The Black Fox open pit mine and the Black Fox Mill have been in operation since May 2009 and commercial production from the underground mine commenced in October 2011.

Page 17	Brigus Annual Information Form 2011

Brigus is an unhedged gold producer with no gold derivative positions. Beginning January 1, 2011, the Company sold 88% of its Black Fox production at the spot gold price and 12% at a current price of $500 per ounce under a gold stream agreement (“Gold Stream Agreement”). The Company entered in the Gold Stream Agreement and received $56.3 million as an upfront payment in November 2010. (See “Sandstorm Gold Stream Agreement” below.)

Brigus owns two exploration properties adjacent to the Black Fox mine site: (a) Grey Fox; and (b) Pike River, which together with the Black Fox mine site, comprise the Black Fox Complex. The Black Fox Complex has a contiguous land package of 18 square km extending over a 6.5 km strike of the Destor-Porcupine Fault Zone. The Black Fox Mill property, which hosts the historic Stock Mine deposit, covers 24.7 square km and is located 31 km west of the Black Fox Mine. The mill property extends over 6.0 km of the Destor-Porcupine Fault Zone.

Brigus’ exploration program continues to confirm the potential for new gold discoveries within the Black Fox Complex. In December 2011 the Company released a National Instrument 43-101 Technical Report and Resource Estimate on the 147 and Contact Zones. The report concluded that the zones hosted 116,710 Indicated gold ounces and 459,420 Inferred gold ounces. These resource ounces represent near-term production opportunities given their proximity to the Black Fox infrastructure including the Black Fox mill.

The Destor-Porcupine Fault Zone is the known host structure of the Black Fox deposit, the historic Stock Mine deposit and many other occurrences of gold and gold mines in the Timmins Mining District. The Destor-Porcupine Fault Zone is a deep break in the Precambrian rocks of the Abitibi Greenstone Belt. The system regionally strikes east-west and dips variably to the south. Black Fox lies on the southern limb of a large scale fold on a flexure in the Destor-Porcupine Fault where the strike changes from east-west to southeast. Folded and altered ultra mafic and mafic are the host rocks for mineralization. Gold occurs as free gold in quartz veining and stockworks in altered ultra mafics and in gold associated with pyrite in altered tholeiitic basalts. The Timmins Mining District was first discovered in the early 1900s and has been a prolific producer of gold and other metals.

The Black Fox Complex, including the Grey Fox-Pike River properties, consists of 1,761.4 hectares of which: 356.4 hectares are leasehold patents, 733.6 hectares are owned by the Brigus, 129.2 hectares are leased by Brigus, 360.8 hectares where Brigus has surface rights only and 123.3 hectares where Brigus has mineral rights but no surface rights.

None of the currently defined reserves are subject to production royalties (although a portion of future production was sold pursuant to the Gold Stream Agreement). However, the Company owns properties within the Black Fox Complex totalling 890.5 hectares that are subject to net smelter return royalties, ranging from 2.0% to 3.25%, if there is production in the future from any reserves found on that property.

Access to both the Black Fox Complex and the Mill is via Highway 101 East. The Black Fox Complex and its facilities are located on the south side of Highway 101 East 11km east of Matheson and the Black Fox Mill is located on the North side of Highway 101, 20 km west of Matheson. Supplies and services are available in Matheson or Timmins and can be delivered with a 12-hour turnaround. The primary industries are forestry and mining, and Black Fox is located in a well established mining camp. Because of this, mining and exploration personnel as well as equipment can be found locally for projects in the area. The historic Glimmer underground mine, formerly operated by Exall Resources Ltd, (“Exall”), is located within the property boundaries. From 1997 until 2001, the Glimmer mine produced approximately 210,000 ounces of gold from underground workings.

Page 18	Brigus Annual Information Form 2011

Much of the old mine infrastructure was upgraded in 2010 to facilitate mine development. New infrastructure to support open pit and underground mine operations include buildings and structures, truck shop, laboratory, administration building, the firewater/ freshwater pump house, and ancillary buildings.

The Black Fox Mill is fed from an existing 27 kilovolt (kV) power line to the mill site. Power is distributed at the plant site from this 27 kV power line, a 5 mega volt ampere (MVA), 4,160 volt (V), 3 phase, 60 hertz (Hz) distribution transformer.

Fresh water at the Black Fox Complex is being supplied from a fresh water well. Water from dewatering of the complex mine is channelled to the mine holding pond for recycling and or discharge through the Black Fox water treatment facility. Excess water is treated during the spring and summer months for discharge to the environment through the water treatment system.

Black Fox – History

The Black Fox Complex was first explored by Dominion Gulf in 1952 and then by Hollinger in 1962. In 1988, Glimmer Mine Inc. put together the property package using a combination of crown (i.e. lands owned by the Canadian government) and private lands. In 1989, Noranda Exploration Company Ltd. (“Noranda”) entered into a joint venture agreement with Glimmer. As a result of this agreement, Noranda held a 60% interest in the property. During their ownership, Noranda merged with Hemlo Gold Mines Inc. (“Hemlo”). Exall purchased the property from Hemlo in April 1996, obtaining an approximately 60% interest in the property with Glimmer retaining 40%.

In September 2002, the Company purchased all of the real estate and related assets of the mine, which ceased operations in May 2001, from Exall and Glimmer Resource Inc. (“Glimmer”) and renamed it “Black Fox”. The Company paid Exall and Glimmer an aggregate purchase price consisting of Cdn$3.0 million in cash and an aggregate of 520,000 Common Shares (adjusted from the former Apollo common shares). Pursuant to the terms of the acquisition, an additional Cdn$3.0 million was paid to Exall and Glimmer on January 6, 2006.

On July 28, 2008, the Company completed the acquisition from St Andrew of the former Stock Mine and Mill and related equipment, infrastructure, property rights, laboratory and tailings facilities, located near Timmins, Ontario for a purchase price of Cdn$20.0 million and the refund to St Andrew of its bonding commitment at the mill complex in the amount of approximately Cdn$1.2 million.

On November 6, 2007, the Company leased from the Frederick William Schumacher estate the surface and mining rights to lease parcels 16262, 16265 and 16266 all in the township of Hislop. The properties were renamed Grey Fox. The terms of the lease are as follows:

i)	Term of 20 years, with extensions of 20 year period at the discretion of the Company
ii)	Work commitment in the first 2 years of Cdn$1,000,000, which was fulfilled
iii)	Annual lease payments of Cdn$100,000, until commercial production royalties exceed Cdn$100,000 per annum
iv)	The royalty is a 3% net smelter return

Page 19	Brigus Annual Information Form 2011

On September 9, 2009, the Company completed the acquisition of the Pike River property, contiguous to the southeast boundary of the Black Fox Mine and the northwest boundary of the Grey Fox property.  The Pike River property was acquired from Newmont Canada Corporation (“Newmont”).   Brigus paid Cdn$100,000 to Newmont and granted a perpetual 2.5% net smelter production royalty to Newmont from the sale or other disposition of all materials produced from the Pike River property pursuant to a royalty agreement, dated March 25, 2009, between Newmont and Brigus.  In addition, as further consideration, within 30 days following the earlier of (i) the date that at least 500,000 ounces of gold equivalent minerals sufficient to be reported pursuant to Canadian National Instrument 43-101 combined reserves (proven and probable) and resources (measured, indicated and inferred) are determined to exist within the Pike River property, or (ii) the commencement of commercial production from any portion of the Pike River property, Brigus shall pay an additional sum of Cdn$1 million to Newmont.  The royalty agreement also contains a first right to negotiate in favour of Newmont pursuant to which, if Brigus wishes to option, joint venture, assign, transfer, convey or otherwise dispose of its rights or interests in and to its Black Fox property (but excluding a corporate merger transaction), Brigus must first notify Newmont of its intentions so that Newmont may consider a possible acquisition from Brigus of a portion or all of its interest in the Black Fox property.

Map of the Black Fox Complex

Page 20	Brigus Annual Information Form 2011

Black Fox – Mine and Mill Operations

Open Pit:

Open pit mining of ore and waste at Black Fox is conducted 24 hours per day 7 days per week, subject to weather conditions, construction closures and scheduled maintenance. Mining of ore and removal of overburden is performed by three excavators, six CAT 777 90-tonne haul trucks and three drills in addition to ancillary equipment. This mining fleet averages approximately 30,000 tonnes per day (“tpd”) ore and waste. The mining of ore is only done during daylight hours. Ore is crushed to -150 mm at the mine site and is transported to the Black Fox mill by a fleet of contract road trucks.

The mine plan for Phase 2 of the open pit required the existing ventilation and services raise to be moved and replaced with a larger capacity facility. In order to gain access to the open pit Phase 2 ore, Black Fox was required to remove 3,500,000 tonnes of alluvial overburden. This task commenced in July 2010 and was completed in March 2011.

Underground:

In April 2011, the Company terminated the underground development contract with Cementation Inc., and signed a contract with JSRedpath Ltd. During 2012, 5,419.5 metres (“m”) of ramp and lateral development and 1,048.7 m of ore access development were completed totalling 6,468.2 m for the year.

In July 2010, construction of a new ventilation and services raise from surface down to the 235 m level commenced. The new ventilation and services raise, which includes the secondary egress manway, was commissioned on March 1, 2011. The associated underground services, including fans, heaters, compressed air and power supply enable efficient underground operations. Construction also included a new ramp of 494.7 m from the 235 m level to surface. This new infrastructure is capable of supporting future mine production.

Commercial production from underground began in October 2011. A total of $25.9 million of capital expenditures were incurred in 2011. This spending related to the development of the underground mine at Black Fox including new mining infrastructure and underground mining equipment.

Underground mining is expected to reach a production rate of 800 tpd of ore by the end of the third quarter of 2012. The underground production rate is expected to continue to ramp up to 1,000 tpd of ore by the end of 2012. Mining of underground ore is performed by the Company using its own equipment and employees including four LHD units, two 50-tonne haul trucks, three production drills, three ground support units, a grader and several pieces of support equipment.

Underground ore will be produced using the cut and fill, long hole and narrow vein mining methods, accessed from a series of declines and five m by five m ramps from the main ramp to surface. The underground portion of the Black Fox Mine is expected to extend from below the existing open pit mine (near 200 m depth below surface) to approximately 500 m depth below surface. Ore access drifts were initially developed at four m wide by four m high with stopes up to six m wide and four m high as development advances. As the Brigus management team gains better understanding of the characteristics of the ore body, ore access drifts have been reduced in size to 3.5 m wide by 3.5 m high. Where the ore width is more than six m, the mining method selected is a sill drift (six m wide by four m high) using cemented rock fill. The secondary overhead cuts will be mined in a similar method but using uncemented rockfill when multiple pass drift and fill is not required.

Ore Haulage:

Ore from the open pit and underground mine is crushed to -150 mm at the mine site and is transported to the Black Fox Mill by a fleet of contract road trucks.

Page 21	Brigus Annual Information Form 2011

Mill:

The ore is stockpiled at the mill site and fed via a conveyor system to the crushing circuit, with a crushing capacity to a maximum of 160 tonnes per hour, where it is reduced from -150mm through three stages of crushing to -10mm. This crushed product is transferred to a 1,500 tonne fine ore surge bin. The ore is then fed into a grinding circuit at a planned rate of 2,000 tonnes per operating day through two stages of closed circuit ball milling. Soluble gold is recovered by absorption upon granular activated carbon in CIC, CIL, and CIP trains at an efficiency of 90% to 95%. Gold is removed from the carbon in a high temperature strip tank in a closed circuit with electro-winning deposition. Gold plate is further refined by induction smelting and cast in 1,000 ounce moulds before shipment to the refiner. After extraction of the gold, the ore is discharged into the tailing impoundment area.

Property, plant and equipment at the mine consists of an administration office, change house facilities, workshop facilities, core sheds and surface infrastructure for the underground mine (pumps, heating, etc). Property, plant and equipment at the Black Fox Mill consists of an administrative office, electrical and mechanical shops, laboratory and a 2,000 tonnes per day mill for processing the Black Fox ore.

All mill facilities and equipment are in good working order. Within the mill property, there is also a permitted tailings compound. Both the Black Fox Mine and Mill use power supplied by Hydro One. Currently the Mill is progressing on the optimization of the Mill, which is on schedule to be completed in the second half of 2012.

The work being done includes a Riffle table system installation which will assist with the collection of coarse gold and a new containment area for leach tanks, two new 11 m x 14 m leach tanks, new loaded carbon screen, new sizing carbon screen, new MCC, and a carbon fines recovery system.

Safety and Environment:

Brigus is committed to providing a safe work environment for its employees, and the responsible stewardship of its environment. During 2011, the Black Fox Mine and Mill reached 1,000,000 man-hours without a lost time injury.

In 2010 and 2011, Black Fox was recognized by the Porcupine Northern Ontario Mines Safety Group with the Angus D. Campbell Trophy for the member mining company with the lowest lost time accident frequency record.

Black Fox – Gold Sales and Production

Gold ounces sold during the year ended December 31, 2011 were 57,001 ounces, including 50,897 being sold into the spot market at an average gold price of $1,589 per ounce with the balance of 6,104 ounces delivered against the Sandstorm Gold Stream agreement at a realized price of $1,072 per ounce, resulting in an average realized gold price for the year of $1,533 per ounce. This compares to sales of 69,922 ounces, including 52,729 ounces delivered into forward hedge contracts at an average realized gold price of $876 per ounce and 17,193 ounces sold at spot rates, at an average of $1,228 per ounce during 2010. All outstanding forward sales contracts were settled at the end of 2010 and no new forward contracts were entered into by the Company during 2011. The total cash cost per ounce of gold sold for the twelve months ended December 31, 2011 was $958 per ounce compared to $518 per ounce for the twelve months ended December 31, 2010.

Page 22	Brigus Annual Information Form 2011

During April 2011, Phase 2 of the open pit reached commercial production. During the twelve months ended December 31, 2011, 10,220,532 tonnes of material was mined from Phase 2 of the open pit of which 433,267 tonnes were ore tonnes, 4,849,506 tonnes were waste rock, 4,644,079 tonnes were related to production stripping costs and 293,680 tonnes were related to Phase 2 overburden removal. This resulted in an operating strip ratio of 10.4:1 compared to the year ended December 31, 2010 when 9,553,849 tonnes were mined from Phase 1, of which 792,482 tonnes was ore, resulting in a strip ratio of 7.0:1. In addition to the Phase 1 tonnes mined during 2010, an additional 3,199,435 tonnes of overburden material was removed in preparation for the mining of Phase 2 of the open pit. During 2011, as a result of the adoption of IFRS, all costs associated with overburden removal and capital stripping related to the open pit were capitalized to the mining property rather than expensed as incurred. In 2011, $16.3 million of production stripping costs were capitalized.

During the twelve months ended December 31, 2011, the Black Fox mill processed 725,541 tonnes of ore (1,988 tonnes per day), at an average grade of 2.54 grams of gold per tonne and a recovery rate of 94%, achieving total gold production of 55,756 ounces, compared to 67,499 ounces produced, during the twelve months ended December 31, 2010. The 17% decrease in gold production is a result of processing lower grade development ore from the underground as well as low grade stockpiled ore to ensure 2,000 tpd mill throughput. The low grade stockpiled ore was processed as ramp up of the underground mining operations was slower than expected during the year and only reached commercial production in October 2011.

Black Fox – Sandstorm Gold Stream Agreement

On November 9, 2010, Brigus entered into the Gold Stream Agreement with Sandstorm Resources Ltd. (“Sandstorm”) pursuant to which Sandstorm agreed to purchase 12% of the gold production from the Black Fox Mine beginning in January 2011 and 10% of future production from the Black Fox Extension covering a portion of the adjoining Pike River property (the “Gold Stream”). Sandstorm made an upfront payment of $56.3 million of which Brigus used a portion to effectively settle the balance of its forward gold sales contracts eliminating the obligation to deliver 99,409 ounces from October 2011 to March 2013. As a result Brigus is an unhedged gold producer with no gold derivative contracts.

Sandstorm will also pay Brigus ongoing per ounce payments of $500 subject to an inflationary adjustment beginning in 2013, not to exceed 2% per annum. Brigus has the option, for a 24 month period, to reduce the Gold Stream Agreement to 6% of production from the Black Fox Mine and 4.5% of production from the Black Fox Extension for a payment of US$36.6 million.

Black Fox – Mineral Reserves and Resources

The 2011 Black Fox Technical Report also included the estimated reserves and resources statement for Black Fox at October 31, 2010, which was since updated to reflect depletion from production from the end of October to December 31, 2010 and from December 31, 2010 to December 31, 2011. The year-end 2011 reserves and resources for Black Fox and consolidated totals are shown in the tables below.

At December 31, 2011, Black Fox had approximately 0.8 million ounces of gold contained within 5.7 million tonnes at an average gold grade of 5.5 gpt in Proven and Probable Reserves. The Company’s consolidated total Proven and Probable Reserves, including Black Fox and the Goldfields Project, total 1.9 million ounces of gold contained within 28.0 million tonnes at an average gold grade of 2.2 gpt.

The Qualified Person who reviewed the Reserve tables and footnotes for the Black Fox Mine is Andrew Mackenzie, P.Eng. of Wardrop, A Tetra Tech Company. Tim Maunula, P.Geo. of Wardrop, A Tetra Tech Company is the Qualified Person for the Black Fox Mine Resource, Goldfields Box and Athona Resources and the Grey Fox Resource tables and footnotes. Kyle Krushelniski, P. Eng. of March Consulting Associates is the Qualified Person for the Goldfields Box Reserve tables and footnotes.

Page 23	Brigus Annual Information Form 2011

Estimated Gold Mineral Proven and Probable Reserves, as of December 31, 2011

	Proven Reserves			Probable Reserves			Proven & Probable Reserves
Property	Tonnes	Gold Grade (gpt)	Gold (oz)[5]	Tonnes	Gold Grade (gpt)	Gold (oz)[5]	Tonnes	Gold Grade (gpt)	Gold (oz)[5]
Black Fox Mine¹,[2]
Open Pit				2,744,000	3.3	289,800	2,744,000	3.3	289,800
Underground				2,767,000	6.1	543,700	2,767,000	6.1	543,700
Stockpile	164,000	1.3	6,600	-	-	-	164,000	1.3	6,600
Goldfields[1,3]
Box	1,228,000	1.9	75,000	15,275,000	1.5	725,000	16,502,000	1.5	800,000
Athona				5,831,000	1.2	220,000	5,831,000	1.2	220,000
Total	1,392,000	1.8	81,600	26,617,000	2.1	1,778,500	28,008,000	2.1	1,860,100

Estimated Gold Mineral Measured and Indicated Resources, Including Reserves, as of December 31, 2011

	Measured Resource			Indicated Resource			Measured & Indicated Resource
Property	Tonnes	Gold Grade (gpt)	Gold (oz)[5]	Tonnes	Gold Grade (gpt)	Gold (oz)[5]	Tonnes	Gold Grade (gpt)	Gold (oz)[5]
Black Fox Mine¹,[2]
Open Pit				2,940,000	4.4	418,900	2,940,000	4.4	418,900
Underground				2,379,000	7.4	567,000	2,379,000	7.4	567,000
Stockpile	164,000	1.3	6,600	-	-	-	164,000	1.3	6,600
Grey Fox[1,4]
147 Zone				543,300	2.5	43,800	543,300	2.5	43,800
Contact Zone				323,800	7.0	72,900	323,800	7.0	72,900
Goldfields[1,3]
Box	858,000	2.0	56,000	12,966,000	1.6	681,000	13,824,000	1.7	737,000
Athona				7,036,400	1.3	289,600	7,036,400	1.3	289,600
Total	1,022,000	1.9	62,600	26,188,500	2.5	2,073,200	27,210,500	2.4	2,135,800

Estimated Gold Mineral Resource as of December 31, 2011

	Inferred Resource
Property	Tonnes	Gold Grade (gpt)	Gold (oz)[5]
Black Fox Mine2
Open Pit	638,000	2.6	53,000
Underground	115,000	5.8	21,500
Grey Fox4
147 Zone	4,898,800	2.2	351,900
Contact Zone	565,700	5.9	107,500
Goldfields3
Box	3,158,000	1.7	176,000
Athona	1,406,400	1.1	49,700
Total	10,781,900	2.2	759,600

1. The average gold grade for Proven and Probable Reserves is adjusted for dilution while Measured and Indicated Resources is not. Contained metal in estimated reserves remains subject to metallurgical recovery losses.

Page 24	Brigus Annual Information Form 2011

2. Black Fox reserves and resources are based on US$1,150/oz Au for 88% of production and US$500/oz Au for gold sold through the gold stream agreement from the NI 43-101 Technical Report prepared by Wardrop, A Tetra Tech Company (Tetra Tech) January 2011. The Black Fox open pit reserves and resources are reported at a 0.88 gpt cut-off and the underground reserves and resources are reported at a 2.54 gpt cut-off. Estimated Black Fox reserves and resources are shown as at December 31, 2011, net of mining depletion from the October 31, 2010 independent Technical Report.

3. Goldfields reserves and resources are based on CAD$1,250/oz Au and 2% NSR. Goldfields' Box deposit's resources reflect a gold cut-off grade (COG) of 0.50 gpt and reserves reflect a COG of 0.72 gpt with a marginal COG of 0.33 gpt. Goldfields' Athona deposit’s resources reflect a COG of 0.50 gpt and reserves reflect a COG of 0.72 gpt with a marginal COG of 0.33 gpt. The NI 43-101 Technical Reports for the Box and Athona deposits, which comprise the Goldfields Project, were prepared by March Consulting Associates Inc., October 2011.

4. A gold price of US$1,250/oz and an exchange rate of US$1.00=C$1.00 was utilized in the gold cut-off grade calculations of 2.63 g/t for potential underground at the Contact Zone and 0.65 g/t for potential open-pit 147 Zone mineral resources. Underground and open-pit mining costs, process costs and G&A costs were estimated using experience gained from Brigus’ Black Fox mine. Process recovery was assumed at 95%.

5. Disclosure of "contained ounces" is permitted under Canadian Regulations; however, the SEC permits resources to be reported only as in place tonnage and grade.

Black Fox – Geology

The Black Fox deposit sits astride the Destor-Porcupine Fault Zone and is open at depth and along strike to the southeast. Black Fox is being mined as an open pit and underground mining operation. Black Fox commenced mining from the open pit in May 2009 and achieved commercial production from the underground operations in October 2011.

The former Glimmer underground gold mine operated on the Black Fox property over the period 1997-2001, and produced approximately 211,000 oz of gold by contract milling. Underground mining extended to depths of approximately 200 m to 215 m below the surface before operations were suspended due to low gold prices in May of 2001.

The Black Fox mineralization is subdivided into three main domains based on the continuity and style of the mineralization. The first is called the “Main Zone” and is delineated by the primary domain of shearing and mineralization. It is broader near surface reaching a maximum true width of 150 m normal to strike and dip and narrows at depth. It averages approximately 80 m normal to strike and dip and has currently been drill tested to 600 m below surface. Within the “Main Zone”, the mineralization occurs along both a foliated fabric cut by discrete shear zones and as stockwork carbonate veining.

The second mineralization domain is called the “Flow Zones”. This mineralization occurs as numerous sigmoid and lens shaped bodies completely hosted within or adjacent to the “Main Zone”. The gold mineralization within these bodies has good geologic and grade continuity. The rock is distinctive with strong foliation, pervasive shearing and can be correlated reasonably well between adjacent drill holes.

The third mineralization domain is High Grade (“HG”) Indicator Zone. This was a probabilistic approach to define the zones of mineralization over an average gold grade of 2 grams per tonne (“gpt”). This HG Indicator Zone was constrained within the Main Zone and overlapped at times on the Flow Zone. Each of the three mineralization domains was modeled independently.

Black Fox – Exploration

Beyond the known mineral reserves and resources, upside potential exists for resource additions from ongoing exploration drilling at the Black Fox Complex and Black Fox Mill property. The Black Fox ore body remains open at depth and along strike. Further potential is demonstrated by ongoing drilling success at the Contact Zone gold deposit and the Gibson Zone, each located within the Black Fox Complex, within 3.5 km to the southeast of the mine.

Page 25	Brigus Annual Information Form 2011

The Company began exploration of the Black Fox mine site in 2003. The exploration drilling programs intersected significant gold mineralization in both near surface and down-dip of the former Glimmer mine as well as along strike.

From 2003 to 2007, the Company conducted a drilling program during which 504 surface core drill holes totalling 149,548 m and 396 underground holes totalling 78,644 m were completed. The Company’s drilling supplemented the data from the 286 surface and 707 underground drill holes drilled by the previous owners. In 2008 and 2009, the Company drilled 69 holes for a total of 13,651 m on the Grey Fox and Pike River properties, which are adjacent to the Black Fox mine site.

The 2008 drilling program of 16 core holes was successful in intersecting gold mineralization in rocks similar to the host rocks of the Black Fox ore on the Destor-Porcupine Fault Zone. The Company called this north-south mineral structure the Contact Zone. The 2008 drilling program also hit very high grade gold mineralization in a silicified breccia within the Contact Zone.

The 2009 drilling program completed 53 holes at the Contact Zone and the Grey Fox and Pike River properties. Drilling results continued to show gold mineralization continuity in multiple shallow, mineralized zones.

In December 2010, Brigus discovered the 147 gold zone located approximately 400 m to the south of the Contact Zone on the Grey Fox property. The 2010 exploration drilling program completed 69 drill holes (26,805 m) at the Grey Fox and Pike River properties that included 34 drill holes (12,703 m) on the Contact Zone, 14 drill holes (5,123 m) on the Gibson deposit/shear, 3 drill holes (1,503 m) on the Grey Fox South Zone, 11 drill holes (4,336 m) on the Hislop North target and 7 drill holes (3,139 m) on the 147 Zone. Drilling results continued to show gold mineralization continuity in multiple mineralized zones on the Contact Zone and the newly discovered 147 Zone. A helicopter, high-resolution, magnetic geophysical survey was completed during September 2010 covering the 17-square km Black Fox Complex. In addition, line cutting at the Black Fox Complex was completed in September, 2010 in preparation for the advanced Quantec Titan 24 IP geophysical system survey. The Titan survey was completed in October 2010.  The purpose of the two surveys is to detect conductive mineralization, disseminated mineralization, alteration, structure and geology resulting in the identification of prospective drill targets. Final geophysical survey reports were delivered in December 2010.

The 2011 exploration drilling program completed 247 drill holes (92,273 m) at the Grey Fox and Pike River properties that included 79 drill holes (27,881 m) on the Contact Zone, 28 drill holes (8,798 m) on the Gibson deposit/shear, 2 drill holes (883 m) on the Grey Fox South Zone and 138 drill holes (54,710 m) on the 147 Zone. Drilling results continued to show gold mineralization continuity in multiple shallow, mineralized zones on the Contact Zone and the newly discovered 147 Zone.

Apart from the Black Fox mine deposit mineralization, the majority of known gold mineralization defined to date at the Black Fox Complex occurs within the Contact Zone and 147 Zone on the Grey Fox-Pike River properties located about 3.5 km southeast of the Black Fox Mine. Drilling by Brigus in 2008, 2009, 2010 and 2011 on the Contact Zone highlighted the potential for significant gold resources with the possibility of underground mining. The Contact Zone consists of a steeply dipping mineralized fault contact between the north-south trending metasediments and mafic volcanic rocks, and two other parallel mineralized zones. Following drilling completed in 2011, the Contact Zone has been extended for at least 1,200 m, however the core zone of gold mineralization of interest is approximately 450 m in strike length and remains open to north and at depth. The general dip of the feature is 78 degrees to the east with horizontal widths varying from 3.5 m to 35 m. Most of the 2009 to 2011 drilling was relatively shallow, concentrated within 200 m of bedrock. Drilling by Brigus in 2010 and 2011 on the 147 Zone highlighted the potential for significant gold resources with the possibility of open pit and underground mining scenarios. The 147 Gold Zone is hosted by a north trending, steeply east dipping variolitic basalt (Tisdale assemblage). The core zone of gold mineralization occurs over an approximate 275 m north-south direction strike and dips at approximately 75 degrees to the east. (figure 7). The mineralized zone has been traced from the top of the bedrock to a drilled vertical depth of at least 400 meters. The mineralization occurs in association with breccia veins, crustiform veining and thin quartz-carbonate matrix cataclastic-hydrothermal breccias. Overall mineralization style is brittle compared to other deposits in the region, and the crustiform textures are reminiscent of high level epithermal mineralization

Page 26	Brigus Annual Information Form 2011

On December 15, 2011, the Company released an initial National Instrument 43-101 (“NI 43-101”) compliant, independent mineral resource estimate prepared by Tetra Tech Wardrop of Toronto for the 147 and Contact zones on the Black Fox Complex. Highlights of the initial resource estimate include:

Zone	Indicated ounces	Inferred ounces	Total ounces
147	43,820	351,910	395,730
Contact	72,890	107,510	180,400
TOTAL	116,710	459,420	576,130

The reported mineral resource estimates reflect resource values which include calculated cut-off grades of 2.63 grams per tonne (“g/t”) of gold for a potential underground mine at the Contact Zone and 0.65 g/t of gold for an initial open pit mine at the 147 Zone.

147 Zone (0.65 g/t Au cut-off) and Contact Zone (2.63 g/t Au cut-off)

NI 43-101 Mineral Resource Estimate

RESOURCE		Cut-Off		Gold Grade
CLASSIFICATION		GRADEGROUP	Tonnes	g/t	Ounces
Indicated	Potential Underground	>2.63 g/t Au	323,800	6.991	72,890
	Potential Open Pit	>0.65 gt/Au	543,300	2.505	43,820
		TOTAL	867,100	4.180	116,710

RESOURCE		Cut-Off		Gold Grade
CLASSIFICATION		GRADEGROUP	Tonnes	g/t	Ounces
Inferred	Potential Underground	>2.63 g/t Au	565,700	5.902	107,510
	Potential Open Pit	>0.65 gt/Au	4,898,800	2.231	351,910
		TOTAL	5,464,500	2.611	459,420

1) Mineral resources, which are not mineral reserves, do not have demonstrated economic viability.

2) The quantity and grade of reported Inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred resources as an Indicated or Measured mineral resource and it is uncertain if further exploration will result in upgrading them to an Indicated or Measured mineral resource category.

3) CIM definitions and guidelines were followed for mineral resources.

4) The resource was estimated using Gemcom version GEMS 6.3.1. The database used for the estimate comprised diamond drill core composites and assays. All samples were collected by Company personnel. A top cut of 100 g/t was applied to assay grades prior to compositing grades for interpolation into model blocks using Inverse Distance Weighting Squared and was based on 1.5 m composites within a 3m long x 3m wide x 3m high block model. Ordinary kriging and nearest neighbor interpolation were also used for grade estimation and validation. The inverse distance grade model was felt to best represent the continuity and distribution of the gold grade based on the current geological model.

5) A bulk density of 2.90 t/m3 was used for all tonnage calculations.

6) A gold price of US$1,250/oz and an exchange rate of US$1.00=C$1.00 was utilized in the gold cut-off grade calculations of 2.63 g/t for potential underground and 0.65 g/t for potential open-pit mineral resources. Underground and open-pit mining costs, process costs and G&A costs were estimated using experience gained from Brigus’ Black Fox mine. Process recovery was assumed at 95%.

7) See “Cautionary Note to U.S. Investors Concerning Estimates of Mineral Indicated and Inferred Resources” at the beginning of this document.

Page 27	Brigus Annual Information Form 2011

Senior Exploration Project Manager John A. Dixon, P. Geo., reviewed the above technical exploration information as the Qualified Person for the Company.

Black Fox – Environmental and Regulatory Considerations

Brigus’ mining, exploration, development and production activities are subject to extensive regulation at the federal, provincial and local levels in the countries in which the Company operates. These regulations relate to, among other things, prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, protection of the environment, mine safety, hazardous substances and other matters. These laws are continually changing and, in general, are becoming more restrictive.

The Company has made, and expects to make in the future, significant expenditures to comply with such laws and regulations. Changes to current local, state or federal laws and regulations in the jurisdictions where the Company operates could require additional capital expenditures and result in an increase in the Company’s operating and/or reclamation and closure costs. Although the Company is unable to predict what additional legislation, if any, might be proposed or enacted, additional regulatory requirements could impact the economics of our projects.

At the Black Fox Mine and Mill, the primary enabling environmental permits necessary for the continuing development and operation of the mine and mill include:

•	Permit to Take Water – for the withdrawal of surface or ground water quantities in excess of 50 m³/day – including mine underground or open pit dewatering.
•	Certificate of Approval/Air – for treatment and discharge of emissions to air, including management of dust and noise in emissions.
•	Certificate of Approval/Industrial Sewage Works – for collection, treatment, and discharge of wastewaters.
•	Approved Closure Plan including posting of financial assurance for closure.

The Black Fox operations are fully permitted. The mine and mill were previously under separate ownership and, therefore, the facilities were permitted separately. The permits for these facilities were acquired with the properties and have been amended as the operations have evolved, maintaining the separate permitting for the sites.

Applicable regulatory authorities have approved closure plans for the Black Fox Mine and Mill. The closure plan at the mill includes provision for five years water treatment following the completion of mining activities. To the best knowledge of the Company, neither the Black Fox mine nor the mill has any known legacy environmental liabilities.

Black Fox – First Nations Considerations

Brigus is committed and works diligently to maintain positive, cooperative and a mutually beneficial relationship with the local First Nations community and all of its neighbours in the community around the Black Fox Complex and mill. The local First Nations community comprise the Wahgoshig First Nations of Ontario (“Wahgoshig”).

The Company recognizes the unique cultural, developmental, educational, training and employment needs, land use and environmental interests of the Wahgoshig. On June 3, 2011 the Company signed an Impact Benefit Agreement (“IBA”) with the Wahgoshig. The IBA provides a framework for how the parties work together during the construction, development and operations of the Black Fox Complex and mill.

Page 28	Brigus Annual Information Form 2011

2.	Other Properties

Goldfields Project, Saskatchewan

Goldfields – Property Description and Location

The Company owns a 100% interest in the Goldfields Project located on the north shore of Lake Athabasca in the northwestern portion of Saskatchewan, Canada.

Location Map of the Goldfields Project, Saskatchewan

The Goldfields property is situated approximately 55 km south of the Saskatchewan and Northwest Territory boundary and approximately 75 km east of the Saskatchewan and Alberta boundary. The property forms a rough triangle approximately 23.3 km southwest, 17.6 km northeast and 23.3 km southeast of Uranium City, Saskatchewan.

Page 29	Brigus Annual Information Form 2011

Both the Box and Athona deposits are envisioned as large tonnage, open pit mining operations, using a central 5,000 tpd mill processing facility. The two deposits are approximately two km apart. The Box deposit is located on a peninsula west of Neiman Bay on Lake Athabasca. The Athona deposit is located approximately 0.6 km southeast of Neiman Bay.

The Goldfields property consists of 31 contiguous mining claims plus five mining leases, covering 25,685 hectares in the Beaverlodge Lake area in the Northern Mining District of Saskatchewan.

Franco-Nevada Corporation has a 2% NSR for the Box and Athona deposits. The royalty covers an area of interest of 16 kms extending inward from the external property boundaries of the Box property, Athona property, Fish Hook Bay property and the Nicholson Bay property.

The Box area is also subject to a 1.5% NSR on all production beneath 50 m below the mean sea level on the original Cominco mining claims. This royalty does not apply to the current Box mine plan since it is above the minus 50 m below sea level elevation.

Access to the Goldfields project site is via a network of gravel and dirt roads from Uranium City with one branch leading to the former Box mine site. Uranium City is serviced by regular scheduled flights originating from Saskatoon. Charter air service is also available from the northern communities of Prince Albert, La Ronge and Stony Rapids. Heavy equipment and supplies may be transported by barge service operating from Stony Rapids, Saskatchewan to the communities along the shore of Lake Athabasca from mid-May to early October.

Proposed mine development and future mill processing would use water from surrounding bodies of water.

Electric power for the Goldfields site will be supplied by SaskPower via an existing power line and right of way.

Goldfields – History

The Goldfields property derived its name from the former mining town of Goldfields located between the historic Box gold mine to the west and the historic Athona gold mine to the southeast. Gold was first discovered in Saskatchewan in the North Saskatchewan River near Prince Albert in 1859. Saskatchewan began producing gold in small quantities in the early 1900s and possibly earlier from panning and dredging operations on the North Saskatchewan River and its tributaries.

On June 27, 1939, the historic Box mine went into production at a low tonnage after reported expenditures of Cdn$4,000,000. The milling rate stepped up to over 1,200 tpd in December 1939. The first gold brick (then worth Cdn$30,000) was poured on August 15, 1939. A total of 8,000 ounces of gold (then valued at Cdn$288,000) was produced at an operating cost of $1.81 per tonne in 1939. During 1940, the milling rate averaged 1,400 tpd and it is believed that the mine was only marginally profitable. The historic Box mine shut down in 1942. During its life, the historic Box mine produced 64,066 ounces of gold from 1.29 million tonnes of ore at an average grade of 1.54 gpt.

In the late 1980s, there was significant gold exploration in the province. In 1987, Lenora Exploration Ltd. and Mary Ellen Resources Ltd. (later to become GLR), jointly optioned the Box and Athona properties. Between 1987 and 1994, additional drilling was completed by GLR.

Page 30	Brigus Annual Information Form 2011

On August 20, 2009, the Company completed the acquisition of a 100% interest in the Goldfields Project from GLR. The Company paid GLR Cdn$5.0 million in cash and issued 727,272 common shares of a predecessor company, Linear, then valued at Cdn$1.95 per Linear share, as consideration for a 100% interest in the Goldfields Project assets. In addition to the cash payment and shares issued, the Company assumed equipment construction contracts previously entered into by GLR.

On January 25, 2011, Brigus and GLR reached an agreement regarding the reimbursement by Brigus to GLR in connection with certain equipment originally ordered by GLR for the Company’s Goldfields Project. Pursuant to the agreement, the Company issued 1,396,134 common shares of Brigus to GLR and made three $20,000 cash payments in 2011.

Goldfields – Technical Reports

In September 2009, Bikerman Engineering & Technology Associates, Inc. (“Bikerman”) completed an updated NI 43-101 Technical Report for the Box deposit, initially dated June 2007 and revised on May 12, 2008 (“Box-Goldfields Technical Report”). Bikerman also completed a pre-feasibility study in a NI 43-101 Technical Report of the Athona deposit dated September 25, 2009 (“Athona-Goldfields Technical Report”). Bikerman had previously produced NI 43-101 technical reports for the previous owner of the project.

Subsequently, the Company has completed a further review of the capital and operating cost estimates included in the Box-Goldfields Technical Report, adjusting for increased industry costs, potential changes in scope, and changes to the currency exchange rates, which while not conclusive, indicate that costs may exceed the estimates provided in the reports and accordingly could impact the value of the project.

In the fourth quarter of 2010, the Company retained March Consulting Associates Inc. and Wardrop to complete additional engineering and design work and an updated resource model. The work was completed in the fourth quarter of 2011 and compiled in the technical report entitled "Brigus Gold Corp. Goldfields Project National Instrument 43-101 Technical Report Pre-feasibility Study" (2011 Goldfields Technical Report) dated October 6, 2011.

2011 Goldfields Technical Report Highlights

•	Mine life of 13 years (including both Box and Athona deposits) based on existing reserves of 1,020,000 ounces of gold at an average gold grade of 1.97 grams per tonne (gpt) over the first 7 years and 1.42 gpt over the life of the mine.

•	Processing rate of 1,825,000 tonnes per year (5,000 tonnes per day (tpd)) and a recovery rate of 91% for the Box deposit and 89% for the Athona deposit.

•	Average cash operating costs of $601 per ounce with a break-even gold price of approximately $1,000 per ounce.

•	Capital costs of approximately $160 million (leased mining fleet not included).

•	NPV of $144.3 million at a 5% discount rate with an IRR of 19.6% and a payback period of 5 years assuming a gold price of $1,250 per ounce.

•	At $1,500 per ounce of gold, the NPV for the project increases to $300 million with an IRR of 32%.

Page 31	Brigus Annual Information Form 2011

•	Average annual production of approximately 100,000 ounces per year during the first seven years.

•	The Environmental Impact Statement (EIS) has been submitted and approved. Therefore no permitting delays are anticipated.

Goldfields – Mineral Reserves and Resources

The Goldfields Project’s estimated gold mineral reserves and resources from the Box-Goldfields Technical Report and Athona-Goldfields Technical Report are summarized in the table below.

2011 Goldfields Technical Report Estimated Gold Mineral Reserves and Resources	Ore (t)	Grade (gpt)	Gold (oz)
Box Mine Proven + Probable	16,502,247	1.508	800,000
Athona Deposit Proven + Probable	5,830,798	1.172	220,000
Total	22,333,045	1.420	1,020,000

The average gold grade for Proven and Probable Reserves is adjusted for dilution while Measured and Indicated Resources is not. Contained metal in estimated reserves remains subject to metallurgical recovery losses. Goldfields reserves and resources are based on CAD$1,250/oz Au and 2% NSR. Goldfields' Box deposit's resources reflect a gold cut off grade (COG) of 0.50 gpt and reserves reflect a COG of 0.72 gpt with a marginal COG of 0.33 gpt. Goldfields' Athona deposit’s resources reflect a COG of 0.50 gpt and reserves reflect a COG of 0.72 gpt with a marginal COG of 0.33 gpt. The NI 43-101 Technical Reports for the Box and Athona deposits, which comprise the Goldfields Project, were prepared by March Consulting Associates Inc., October 2011.

The Goldfields Project includes 22,333,045 tonnes of ore at an average gold grade of 1.420 gpt for a total of 1,020,000 ounces of gold. Total waste rock moved from the project is 81,651,910 tonnes over the 13 year life of mine (LOM) resulting in a strip ratio of 4.56 at Box and 1.10 at Athona.

Mill feed is planned at 1,825,000 tonnes per year for a 5,000 tonne per day average throughput. During the first seven years, gold production will average 100,000 ounces per year with an overall gold recovery of 91% for the Box deposit and 89% for the Athona deposit.

Goldfields – Geology

The Goldfields property lies within the Western Craton Tectonic Zone of the Churchill Structural Province. The Western Craton mainly consists of Archean basement, Lower Proterozoic granite plutons and migmatites, and remnants of both Archean and Early Proterozoic supracrustal belts. The project area falls within the Nevins Lake Block, a geological terrane represented mostly by supracrustal rocks that host a number of discrete granite plutons. The Box deposit is hosted by a granitic sill-like body, the Box Mine Granite (BMG) contained within a series of meta-sedimentary lithologies. These rocks have undergone two metamorphic and deformational events. In the first, metamorphism reached amphibolite facies and deformation produced a dominant regional fabric, sub-parallel to original bedding. Partial melting occurred in certain units, producing migmatites with associated growth of feldspar-quartz porphyroblasts. Later, regressive, greenschist facies metamorphism corresponded with deformation of the earlier foliation. The deposit lies on the north western limb of a major syncline (the Goldfields syncline) which, together with associated minor folds, was produced during this later deformational event. The area that immediately surrounds the Box deposit, referred to as the Greater Beaverlodge area, hosts a wide variety of mineralization that supported one former gold mine, 14 former uranium mines, and contains a large number of gold, platinum group, and uranium deposits and occurrences. Most of the gold occurrences in this region are located within the Nevins Lake Block granites; the most favourable intrusives appear to be smaller, highly fractured, sill-like bodies.

Page 32	Brigus Annual Information Form 2011

Box Deposit

The Box deposit is a complex of auriferous quartz vein sets infilling fractures caused by several shearing and faulting events.  The host rock is composed of a suite of metasedimentary lithological units, which has been subjected to various alteration processes common to hydrothermal fluid migration.

The Box ore body is contained in a predominantly red granitic sill-like body 760 m long and averaging 55 m wide. This body and enclosing rocks strike northeast and dip 42° to the southeast and is located on the northwestern limb of the Goldfields syncline.

The ore minerals occur in the vein quartz and, to a much lesser extent, in the granite. Native gold is comparatively rare. It is not uniformly distributed through the granitic body but forms higher grade ore along the hanging wall. Gold occasionally occurs along chlorite-lined fractures in the granite and is locally conspicuous along similar fractures in the albitite pipe. Sulphide minerals form approximately 3 percent of the ore. Pyrite is the most predominant sulphide.

Athona Deposit

The gold bearing zones at the Athona Mine are from west to east: the eastern portion of the West Mine Granite, the Athona Mine Granite, the Pond Zone and in a prominent en echelon and bouginage quartz vein system of the East Zone.  The historical underground mine development was concentrated in the western portion of the Athona Mine Granite and the eastern quartz vein systems (H, I, J, K veins) on the 125 and 250 foot levels.  The Athona West Granite (AWG) is a medium to coarse grained, reddish hematitic altered granite, dipping moderately westwards, containing fracture filling quartz veining within the footwall sheared contact or mylonite zone.  The unit is underlain by the central gabbroic to amphibolitic intrusive which separates the AWG from the Athona Mine Granite (AMG). The AMG is porphyroblastic with similar amounts of potassium feldspars and plagioclase.  This unit may represent a complex multi-intrusive with variable composition or a metamorphosed sequence of sedimentary lithologies. The auriferous sulphides are contained within the AMG and in the fracture/shear zone filled with quartz veins trending N020oE and dipping 80o west.  The sulphides are less than 1% fine grained pyrite, trace amounts of galena and sphalerite with minor amounts of pyrrhotite. This zone appears to be shallow dipping to the west and is underlain by a thin gabbroic sill, which separates a deeper, coarse-grained granite locally termed "Tombstone granite".  The Pond Zone appears very similar to that of the Athona Mine Granite. The major quartz vein systems containing the H, I, J and K veins are located at or near the eastern extent of the AMG.  The veining has been traced from surface to below the second level and for a strike length of approximately 100 m.  The vein set is a combination of en echelon and boudinage veins trending approximately N010°E and dipping 72° east.  Further to the southeast, a parallel to sub-parallel vein sets, L and M veins, appear to be contained within a north-northeast shear/fault zone.

Goldfields – Exploration

The Box and Athona Deposits are both large multi-million tonne open pit type of deposits, located on the western flank and near the nose of the Goldfields syncline. Both deposits have potential for increased open pit gold resources and there is good potential for higher grade gold mineralization, which may be suitable for underground mining methods, below the proposed open pit designs.

Page 33	Brigus Annual Information Form 2011

The principle objective of the Box mine drilling program in 2010 was to test the continuity and gold mineralization of the Box ore zone below the bottom level of the proposed design of the open pit. Drill holes, B10-303, 304, 305, 306 and 307 (five holes totalling 1,300 m drilled), were targeted to intersect the down dip extension of the Box Deposit ore zone at approximately 50 to 60 m down dip from the bottom level of the proposed open pit. Historical high-interest gold results were returned from limited drilling, as reported by GLR Resources Inc. (“GLR”) during 2007, which include:

•	Hole B07-292, which returned 2.13 gpt over an estimated true width of 47.81 m, including 8.37 gpt over 8.60 m (zone intersected about 130 m down dip from the bottom level of the proposed open pit); and
•	Hole B07-294, which returned 6.32 gpt over an estimated true width of 16.72 m, including 11.47 gpt over 8.80 m (zone intersected about 130 m down dip from the bottom level of the proposed open pit); and
•	Hole B07-296, which returned 2.54 gpt over an estimated true width of 23.76 m, including 5.57 gpt over 7.90 m (zone intersected about 60 m down dip from the bottom level of the proposed open pit).

The 2010 Box holes drilled to test for gold mineralization below the limits of the proposed open pit returned significant gold values over wide widths from sampling of the Box Mine Granite (BMG) and the hanging wall gneiss returned significant gold values. These are summarized below:

•	Hole B10-303, which returned 2.28 gpt over an estimated true width of 29.1 m, including 3.87 gpt over 14.1 m; and
•	Hole B10-304, which returned 2.52 gpt over an estimated true width of 41.7 m, including 6.84 gpt over 13.9 m; and
•	Hole B10-305, 1.68 gpt over an estimated true width of 6.0 m, and 0.51 gpt over 6.0 m; and
•	Hole B10-306, 1.16 gpt over an estimated true width of 45.1 m, including 2.61 gpt over 16.0 m; and
•	Hole B10-307, 0.72 gpt over a width of 21.0 m, including 2.62 gpt over 4.0 m.

The five hole drilling program at Box was successful in upgrading the possibility of significantly adding ounces to the resource base which with further confirmation drilling may be brought into the mine plan by deepening the current proposed depth of the open pit.

A 56 line-km Induced Polarization (IP) and Resistivity (DCIP) survey using the advanced Quantec Geoscience Titan 24 geophysical system was completed on February 19, 2010. The Titan 24 geophysical system acquires high-resolution results to depths of approximately 700 m. Brigus’ program was designed to identify new gold mineralized systems near the Box and Athona gold deposits. The survey covered an area of 13 square km and final data processing and modeling results were delivered in March, 2010. The results identified a number of target anomalies including the Box deposit showing chargeability and/or resistivity anomalies.

In 2010 a total of 11 drill holes, for a total of 2,371 m drilled, tested IP geophysical targets and geological structures. Results from the drill holes are:

•	Hole F10-001, which returned 0.47 gpt over a width of 4.0 m, including 1.22 gpt over 1.0 m; and
•	Hole A10-212, which returned 0.43 gpt over a width of 25.4 m, including 0.73 gpt over 9.4 m; and
•	Hole B10-314 which returned 0.55 gpt over a width of 12.0 m; and
•	No interesting gold results were returned from IP target drill holes A10-213, FR10-002 and B10-308 to B10-313.

Page 34	Brigus Annual Information Form 2011

In 2011 a total of 23 drill holes, for a total of 4,441 m drilled, were completed. The drilling was designed to test the continuity of the Box Mine Deposit (BMG) below the proposed pit as well as to recover core within the proposed BMG pit for further metallurgical testing. Four of the holes were drilled for geotechnical pit wall studies at Box and four of the holes were drilled into the Athona deposit for further metallurgical testing. Gold assay highlights include:

•	Hole F1-315, which returned 2.29 gpt over a width of 29.0 m below the proposed pit; and
•	Hole B11-316, which returned 1.24 gpt over a width of 82.3 m, including 3.33 gpt over 24.0 m below the proposed pit; and
•	Hole B11-321 which returned 1.07 gpt over a width of 40.5 m within the proposed pit; and
•	Hole B11-322 which returned 5.81 gpt over a width of 37.8 m within the proposed pit; and
•	Hole B11-324 which returned 2.41 gpt over a width of 46.6 m within the proposed pit.

Map of Drill Targets from Known Gold Occurrences at the Goldfields Project

In addition to the known Box and Athona deposits, there are several attractive targets for follow up. The Frontier Adit gold occurrence, located about one km north of the Box deposit, is a narrow vein, higher grade style of gold mineralization. The Golden Pond gold occurrence, located three km to the northeast of the Box deposit, includes 1988 and 1995 drill hole results reported by the previous owner of up to 5.07 gpt over 15.0 m and 16.5 gpt over 13.6 m.

Page 35	Brigus Annual Information Form 2011

These and other gold occurrences line up in distinct northerly and north-easterly trends related to and controlled by complex structural events. All gold deposits and occurrences discovered to date are outcrops and were discovered through historical, rudimentary surface prospecting. There is potential for continued discovery of new mineralized systems near the Box and Athona Gold Deposits and within the greater Goldfields Project area.

Senior Exploration Project Manager John A. Dixon, P. Geo., reviewed the above technical exploration information as the Qualified Person for the Company.

Goldfields – Environmental and Regulatory Considerations

The Company has an approved Environmental Impact Statement and has been working closely with regulatory agencies. Should the Company make a positive development decision on the Goldfields Project, the Company will need to acquire a number of construction and road building permits to proceed.

The Goldfields Project is under the jurisdiction of both Canadian federal and provincial regulatory agencies. The Environmental Assessment Branch of the Saskatchewan Environment & Resource Management (SERM) ministry is empowered to regulate the operation of this project under the terms of “The Environmental Assessment Act”. Additionally, the Department of Fisheries and Oceans (DFO), under the terms of the Aquatic Habitat Protection Permit, maintains jurisdiction as a regulatory agency.

The Company anticipates that water quality parameters, as defined by the “Metal Mining Effluent Regulations” (MMER), of the Federal Fisheries Act, will define the discharge parameters for effluents generated by the future operations.

In order to simplify and facilitate the environmental review process, under the terms of Canada- Saskatchewan Agreement on Environmental Assessment Cooperation, the Ministry of Environment (Saskatchewan) is designated as the Coordinating Regulatory Agency. In its role as coordinator, the Ministry of Environment (Saskatchewan) assesses the applicant’s potential impacts on the environment and subsequently solicits the participation of the appropriate regulatory agencies in the review process.

3.	Exploration Joint Venture and Royalty Interest

Ixhuatán Project, Mexico

On October 18, 2011, the Company announced that it had received regulatory approval and completed its previously announced transaction with Cangold Limited. The terms of the transaction provide Cangold with the option to acquire a 75% interest in Brigus’ Mexican subsidiary that owns the Ixhuatán gold project, an advanced exploration stage project located in Chiapas, Mexico. Pursuant to the terms of the transaction, Cangold paid Brigus Cdn$1.0 million and issued the Company 6.0 million Cangold shares when regulatory approval was received. Cangold is required to pay Brigus Cdn$1.0 million and issue 6.0 million Cangold shares by October 18, 2012 and an additional Cdn$3.0 million and issue 4.0 million Cangold shares by October 18, 2013.

To exercise its option and acquire a 75% interest in the Ixhuatán project, Cangold is required to pay Brigus Cdn$5.0 million and issue 4.0 million Cangold shares and complete an independent third-party feasibility study on the Campamento Deposit within 36 months. Following Cangold’s exercise of the purchase option, Cangold and Brigus will hold 75% and 25% interests, respectively, and will be responsible for their pro-rata costs in jointly developing the Ixhuatán deposit. Brigus will retain a 2% Net Smelter Return royalty over the project and upon commencement of commercial production will receive a payment of Cdn$5.00 per ounce of gold in the Proven and Probable category included in the feasibility study.

Page 36	Brigus Annual Information Form 2011

Dominican Republic Projects

On May 25, 2011, the Company announced that it had signed a letter of intent with Everton whereby Everton can acquire the Company’s remaining interest in the Ampliación Pueblo Viejo, Ponton and La Cueva concessions in the Dominican Republic. On September 29, 2011 the option agreement for the sale was signed by both parties. On December 23, 2011, Brigus and Everton revised the option agreement.

The revised agreement requires Everton to issue 15.0 million treasury common shares to Brigus to acquire the option. Pursuant to the option, Everton can acquire Brigus’ remaining interest in the Concessions by paying Brigus Cdn$0.5 million in four installments and an additional Cdn$0.5 million in cash or common shares with a value of $0.5 million by May 31, 2012. Brigus will also receive a sliding Net Smelter Return royalty on the Concessions equal to 1.0% when the price of gold is less than US$1,000 per ounce, 1.5% when the price of gold is between US$1,000 and US$1,400 per ounce and 2% when the price of gold is above US$1,400 per ounce.

Everton will also issue Brigus a promissory note equal to the greater of Cdn$5.0 million or 5.0 million common shares of Everton. The promissory note will be subject to the completion of a NI 43-101 compliant measured and indicated resource estimate on the Concessions of a minimum of one million ounces of gold equivalent (at an average grade of 2.5 gpt or higher for Ampliación Pueblo Viejo and 1.5 gpt or higher for Ponton and La Cueva) or actual gold production from the Concessions plus a NI 43-101 compliant measured and indicated resource estimate on the Concessions (at an average grade of 2.5 gpt gold equivalent for APV and 1.5 gpt gold equivalent or higher for Ponton and La Cueva) exceeding one million ounces of gold equivalent.

As of March 28, 2012, the transaction has not received regulatory approval. The approval of this transaction is expected in the second quarter of 2012.

Huizopa Project, Mexico

On December 23, 2010, the Company entered into an agreement to sell 100% of Minera Sol de Oro and Minas de Argonautas, including the joint venture in the Huizopa Project (collectively, “Huizopa”) to Cormack Capital Group, LLC (“Cormack”). The agreement provided Cormack with an option until December 31, 2011 to return the Huizopa Project to the Company and retain a 20% carried interest in the property. As the sales agreement was not binding on Cormack, the Company did not record this transaction as a sale in 2010. The Company did recognize a $2.4 million impairment of the property in 2010.

In December 2011, the Company revised the terms of the agreement. Based on the revised terms, Cormack is required to pay $3.0 million, payable in eight escalating annual installments of $0.05 million, $0.08 million, $0.1 million, $0.3 million, $0.4 million, $0.6 million, $0.7 million and $0.8 million (“the Annual Payments”) commencing in June 2012 with the final installment due in June 2019. The Company retains a 2% Net Smelter Royalty (“NSR”) over future production from the Huizopa Project which Cormack can reduce to 1% by making a US$1.0 million payment to the Company. Cormack may also elect to pay up to 50% of the purchase price through the issuance of common shares in a publicly traded company listed on a recognized U.S. or Canadian national stock exchange. In addition, Brigus is entitled to receive a production bonus payment of $4.0 million within one year of the commencement of commercial production at the Huizopa Project. Voting control of the Company will not pass until June 15, 2013 and therefore the Company did not record a sale of the Huizopa property as of December 31, 2011.

Page 37	Brigus Annual Information Form 2011

Competitive Conditions

The Company competes with many companies possessing greater financial resources and technical facilities for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees. For the Company and at the Black Fox Mine, competition for qualified employees has increased. While the Company has been able to hire experienced workers during its ramp up of underground mining, there is a tight labour market in the Timmins Mining District and surrounding areas, as many operators are expanding or bringing new projects online. The ability of the Company to attract new employees and retain existing employees will remain a challenge and this could result in higher employee turnover and higher labour costs. (See "Risk Factors" below).

Employees

The Company had 350 employees as at December 31, 2011. Its entire workforce is non-union.

DESCRIPTION OF CAPITAL STRUCTURE

The Company is authorized to issue an unlimited number of Common Shares. As at December 31, 2011, there were 201,519,178 Common Shares issued and outstanding. As of March 28, 2012, 217,309,182 Common Shares were issued and outstanding and 286,624,825 on a fully diluted basis.

The holders of the Common Shares are entitled to receive notice of and to attend and vote at all meetings of the shareholders of the Company and each Common Share confers the right to one vote in person or by proxy at all meetings of the shareholders of the Corporation. The holders of the Common Shares, subject to the prior rights, if any, of any other class of shares of the Company, are entitled to receive such dividends in any financial year as the Corporation's board of directors (the "Board") may by resolution determine. In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, the holders of the Common Shares are entitled to receive, subject to the prior rights, if any, of the holders of any other class of shares of the Company, the remaining property and assets of the Company.

At December 31, 2011, there were 12,745,410 stock options outstanding at a weighted average exercise price of $1.46 pursuant to the Stock Option Plan, each of which is exercisable into one Common Share. As at March 28, 2012 there were 17,294,655 stock options outstanding.

The Corporation also has 31,612,825 Common Share purchase warrants outstanding that are exercisable for one Common Share at an exercise price between Cdn$0.884 to Cdn$2.40 expiring at various dates between July 24, 2012 and November 19, 2014.

The Company has a Convertible Debenture of $50 million which is convertible at $2.45 on March 31, 2016 which would result in 20,408,163 shares being issued.

Dividends

No dividends have been paid by the Corporation since incorporation. The future payment of dividends will be dependent upon the financial requirements to fund future growth, the financial condition of the Corporation and other factors the Board may consider appropriate in the circumstances.

Page 38	Brigus Annual Information Form 2011

Shareholder Rights Plan

At the Corporation's upcoming annual meeting of shareholders scheduled for May 23, 2012, shareholders of the Corporation will be asked to ratify and confirm the adoption of the shareholder rights plan adopted by the Corporation on January 17, 2012 (the "Shareholder Rights Plan"). The Shareholder Rights Plan is intended to provide for the fair treatment of shareholders in connection with any take-over bid for the Corporation and is designed to provide the Board and the shareholders with more time to fully consider any unsolicited take-over bid for the Corporation without undue pressure. Furthermore, the Shareholder Rights Plan will allow the Board to pursue, if appropriate, other alternatives to maximize shareholder value and to allow additional time for competing bids to emerge. The following is a brief summary of the Shareholder Rights Plan which is qualified in its entirety by reference to the text of the Shareholder Rights Plan Agreement, which is available for review under the Corporation’s profile at www.sedar.com where it was filed on January 18, 2012.

Purpose of the Plan

The objectives of the Shareholder Rights Plan are to ensure, to the extent possible, that all shareholders are treated equally and fairly in connection with any take-over bid for the Corporation. Take-over bids may be structured to be coercive or may be initiated at a time when the Board will have a difficult time preparing an adequate response to the offer. Accordingly, such offers do not always result in shareholders receiving equal or fair treatment or full or maximum value for their investment. Under current Canadian securities legislation, a take-over bid is required to remain open for 35 days, a period of time which may be insufficient for the directors to: (i) evaluate a take-over bid (particularly if it includes share or trust unit consideration); (ii) explore, develop and pursue alternatives which are superior to the take-over bid and which could maximize shareholder value; and (iii) make reasoned recommendations to the shareholders.

The Shareholder Rights Plan discourages discriminatory, coercive or unfair take-overs of the Corporation and gives the Board time if, under the circumstances, the Board determines it is appropriate to take such time, to pursue alternatives to maximize shareholder value in the event an unsolicited take-over bid is made for all or a portion of the outstanding Common Shares. As set forth in detail below, the Shareholder Rights Plan discourages coercive hostile takeover bids by creating the potential that any Common Shares which may be acquired or held by such a bidder will be significantly diluted. The potential for significant dilution to the holdings of such a bidder can occur as the Shareholder Rights Plan provides that all holders of Common Shares who are not related to the bidder will be entitled to exercise rights issued to them under the Shareholder Rights Plan and to acquire Common Shares at a substantial discount to prevailing market prices. The bidder or the persons related to the bidder will not be entitled to exercise any Rights (defined below) under the Shareholder Rights Plan. Accordingly, the Shareholder Rights Plan will encourage potential bidders to make take-over bids by means of a Permitted Bid (as defined below) or to approach the Board to negotiate a mutually acceptable transaction. The Permitted Bid provisions of the Shareholder Rights Plan are designed to ensure that in any take-over bid for outstanding Common Shares of the shareholders, all shareholders are treated equally and are given adequate time to properly assess such take-over bid on a fully informed basis.

The Shareholder Rights Plan is not being proposed to prevent a take-over of the Corporation, to secure the continuance of management or the directors of the Corporation in their respective offices or to deter fair offers for the Common Shares.

Term

Provided the Shareholder Rights Plan is approved at the upcoming shareholder meeting, the Shareholder Rights Plan (unless terminated earlier) will remain in effect until the close of business on the day immediately following the date of the Corporation's annual meeting of shareholders in 2015 unless the term of the Shareholder Rights Plan is extended beyond such date by resolution of shareholders at such meeting.

Page 39	Brigus Annual Information Form 2011

Issuance of Rights

The Rights Plan provides that one right (a "Right") will be issued by the Corporation pursuant to the Shareholder Rights Plan in respect of each Voting Share outstanding as of the close of business (Toronto time) (the "Record Time") on the Effective Date. "Voting Shares" include the Common Shares and any other shares of the Corporation entitled to vote generally in the election of all directors. One Right will also be issued for each additional Voting Share issued after the Record Time and prior to the earlier of the Separation Time and the Expiration Time, subject to the earlier termination or expiration of the Rights as set out in the Shareholder Rights Plan. As of the Effective Date, the only Voting Shares outstanding will be the Common Shares. The issuance of the Rights is not dilutive and will not affect reported earnings or cash flow per share until the Rights separate from the underlying Common Shares and become exercisable or until the exercise of the Rights. The issuance of the Rights will not change the manner in which shareholders trade their Common Shares.

Certificates and Transferability

Prior to the Separation Time, the Rights will be evidenced by a legend imprinted on certificates for Common Shares issued after the Record Time. Rights are also attached to Common Shares outstanding on the Effective Date, although share certificates issued prior to the Effective Date will not bear such a legend. Shareholders are not required to return their certificates in order to have the benefit of the Rights. Prior to the Separation Time, Rights will trade together with the Common Shares and will not be exercisable or transferable separately from the Common Shares. From and after the Separation Time, the Rights will become exercisable, will be evidenced by Rights Certificates and will be transferable separately from the Common Shares.

Separation of Rights

The Rights will become exercisable and begin to trade separately from the associated Common Shares at the "Separation Time" which is generally (subject to the ability of the Board to defer the Separation Time) the close of business on the tenth trading day after the earliest to occur of:

1.	the first date of public announcement that a person or group of affiliated or associated persons or persons acting jointly or in concert has become an "Acquiring Person", meaning that such person or group has acquired Beneficial Ownership (as defined in the Rights Plan) of 20% or more of the outstanding Voting Shares other than as a result of: (i) a reduction in the number of Voting Shares outstanding; (ii) a "Permitted Bid" or "Competing Permitted Bid" (as defined below); (iii) acquisitions of Voting Shares in respect of which the Board has waived the application of the Shareholder Rights Plan; or (iv) other specified exempt acquisitions and pro rata acquisitions in which shareholders participate on a pro rata basis;

2.	the date of commencement of, or the first public announcement of an intention of any person (other than the Corporation or any of its subsidiaries) to commence a take-over bid (other than a Permitted Bid or a Competing Permitted Bid) where the Voting Shares subject to the bid owned by that person (including affiliates, associates and others acting jointly or in concert therewith) would constitute 20% or more of the outstanding Voting Shares; and

3.	the date upon which a Permitted Bid or Competing Permitted Bid ceases to qualify as such.

Promptly following the Separation Time, separate certificates evidencing rights ("Rights Certificates") will be mailed to the holders of record of the Voting Shares as of the Separation Time and the Rights Certificates alone will evidence the Rights.

Page 40	Brigus Annual Information Form 2011

Rights Exercise Privilege

After the Separation Time, each Right entitles the holder thereof to purchase one Common Share at an initial "Exercise Price" equal to three times the "Market Price" at the Separation Time. The Market Price is defined as the average of the daily closing prices per share of such securities on each of the 20 consecutive trading days through and including the trading day immediately preceding the Separation Time. Following a transaction which results in a person become an Acquiring Person (a "Flip-In Event"), the Rights entitle the holder thereof to receive, upon exercise, such number of Common Shares which have an aggregate Market Price (as of the date of the Flip-In Event) equal to twice the then Exercise Price of the Rights for an amount in cash equal to the Exercise Price. In such event, however, any Rights beneficially owned by an Acquiring Person (including affiliates, associates and other acting jointly or in concert therewith), or a transferee of any such person, will be null and void. A Flip-In Event does not include acquisitions approved by the Board or acquisitions pursuant to a Permitted Bid or Competing Permitted Bid.

Permitted Bid Requirements

A bidder can make a take-over bid and acquire Voting Shares without triggering a Flip-In Event under the Rights Plan if the take-over bid qualifies as a Permitted Bid.

The requirements of a "Permitted Bid" include the following:

•	the take-over bid must be made by means of a take-over bid circular;
•	the take-over bid is made to all holders of Voting Shares on the books of the Corporation, other than the offeror;
•	no Voting Shares are taken up or paid for pursuant to the take-over bid unless more than 50% of the Voting Shares held by Independent Shareholders: (i) shall have been deposited or tendered pursuant to the takeover bid and not withdrawn; and (ii) have previously been or are taken up at the same time;
•	no Voting Shares are taken up or paid for pursuant to the take-over bid prior to the close of business on the date that is no earlier than the later of: (i) 35 days after the date of the take-over bid (the minimum period required under securities law); and (ii) 60 days following the date of the take-over bid;
•	Voting Shares may be deposited pursuant to such take-over bid at any time during the period of time between the date of the take-over bid and the date on which Voting Shares may be taken up and paid for and any Voting Shares deposited pursuant to the take-over bid may be withdrawn until taken up and paid for; and
•	if on the date on which Voting Shares may be taken up and paid for under the take-over bid, more than 50% of the Voting Shares held by Independent Shareholders have been deposited or tendered pursuant to the take-over bid and not withdrawn, the offeror makes a public announcement of that fact and the takeover bid is extended to remain open for deposits and tenders of Voting Shares for not less than 10 business days from the date of such public announcement.

The Rights Plan also allows for a competing Permitted Bid (a "Competing Permitted Bid") to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all of the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the requirement that it be outstanding for a minimum period of 35 days (the minimum period required under Canadian securities laws).

Page 41	Brigus Annual Information Form 2011

Permitted Lock-Up Agreements

A person will not become an Acquiring Person by virtue of having entered into an agreement (a "Permitted Lock-Up Agreement") with a shareholder whereby the shareholder agrees to deposit or tender Voting Shares to a take-over bid (the "Lock-Up Bid") made by such person, provided that the agreement meets certain requirements including:

1.	the terms of the agreement are publicly disclosed and a copy of the agreement is publicly available not later than the date of the Lock-Up Bid or, if the Lock-Up Bid has not been made prior to the date on which such agreement is entered into, not later than the date of such agreement;

2.	the shareholder who has agreed to tender Voting Shares to the Lock-Up Bid made by the other party to the agreement is permitted to terminate its obligation under the agreement, and to terminate any obligation with respect to the voting of such Voting Shares, in order to tender Voting Shares to another take-over bid or transaction where: (i) the offer price or value of the consideration payable under the other take-over bid or transaction is greater than the price or value of the consideration per unit at which the shareholder has agreed to deposit or tender Voting Shares to the Lock-Up Bid, or is greater than a specified minimum which is not more than 7% higher than the price or value of the consideration per unit at which the shareholder has agreed to deposit or tender Voting Shares under the Lock-Up Bid; and (ii) if the number of Voting Shares offered to be purchased under the Lock-Up Bid is less than all of the Voting Shares held by shareholders (excluding Voting Shares held by the offeror), the other take-over bid or transaction would, if successful, result in all of the shareholder's Voting Shares being purchased under the other take-over bid or transaction;

3.	no break-up fees, top-up fees, or other penalties that exceed in the aggregate the greater of 2.5% of the price or value of the consideration payable under the Lock-Up Bid and 50% of the increase in consideration resulting from another take-over bid or transaction shall be payable by the shareholder if the shareholder fails to deposit or tender Voting Shares to the Lock-Up Bid; and

4.	any right to match or period of delay to give the person who made the Lock-up Bid an opportunity to match a higher price contained in another take-over bid or transaction, or other similar limitation on a shareholder's right to withdraw Voting Shares from the agreement, must not preclude the shareholder from withdrawing Voting Shares from the Lock-up Bid in order to tender Voting Shares to another take-over bid or to support another transaction that in either case will provide greater value to the shareholder than the Lock-up Bid or which would result in all of the shareholder's Voting Shares being purchased.

Waiver and Redemption

If a potential offeror does not desire to make a Permitted Bid, it can negotiate with, and obtain the prior approval of, the Board to make a take-over bid by way of a take-over bid circular sent to all holders of Voting Shares on terms which the Board considers fair to all shareholders. In such circumstances, the Board may waive the application of the Rights Plan thereby allowing such bid to proceed without dilution to the offeror. Any waiver of the application of the Rights Plan in respect of a particular take-over bid shall also constitute a waiver of any other take-over bid which is made by means of a take-over bid circular to all holders of Voting Shares while the initial take-over bid is outstanding. The Board may also waive the application of the Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence. With the prior consent of the holders of Voting Shares, the Board may, prior to the occurrence of a Flip-in Event that would occur by reason of an acquisition of Voting Shares otherwise than pursuant to the foregoing, waive the application of the Rights Plan to such Flip-in Event.

Page 42	Brigus Annual Information Form 2011

The Board may, with the prior consent of the holders of Voting Shares, at any time prior to the occurrence of a Flip-in Event, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.0001 per Right. Rights are deemed to be redeemed following completion of a Permitted Bid, a Competing Permitted Bid or a take-over bid in respect of which the Board has waived the application of the Rights Plan.

Protection Against Dilution

The Exercise Price, the number and nature of securities which may be purchased upon the exercise of Rights and the number of Rights outstanding are subject to adjustment from time to time to prevent dilution in the event of dividends, subdivisions, consolidations, reclassifications or other changes in the outstanding Common Shares, pro rata distributions to holders of Common Shares and other circumstances where adjustments are requirement to appropriately protect the interests of the holders of Rights.

Exemptions for Investment Managers

Investment managers (for client accounts), trust companies (acting in their capacity as trustees or administrators), statutory bodies whose business includes the management of funds (for employee benefit plans, pension plans, or insurance plans of various public bodies) and administrators or trustees of registered pension plans or funds acquiring greater than 20% of the Voting Shares are exempted from triggering a Flip-in Event, provided they are not making, either alone or jointly or in concert with any other person, a take-over bid.

Duties of the Board

The adoption of the Shareholder Rights Plan will not in any way lessen or affect the duty of the Board to act honestly and in good faith with a view to the best interests of the Corporation. The Board, when a take-over bid or similar offer is made, will continue to have the duty and power to take such actions and make such recommendations to shareholders as are considered appropriate.

Amendment

The Corporation may make amendments to the Shareholder Rights Plan at any time to correct any clerical or typographical error and may make amendments which are required to maintain the validity of the Shareholder Rights Plan due to changes in any applicable legislation, regulations or rules. The Corporation may, with the prior approval of shareholders (or the holders of Rights if the Separation Time has occurred), supplement, amend, vary, rescind or delete any of the provisions of the Shareholder Rights Plan.

Page 43	Brigus Annual Information Form 2011

MARKET FOR SECURITIES

The Corporation's common shares are listed and posted for trading on the TSX under the trading symbol "BRD". The following tables set forth the reported high, low and closing sale prices and the aggregate volume of trading of the Corporation's common shares on the TSX during the year ending December 31, 2011.

Period	High ($)	Low ($)	Close ($)	Volume (#)
January	2.15	1.58	1.59	17,576,100
February	1.72	1.46	1.58	10,106,149
March	1.84	1.39	1.49	11,641,254
April	1.61	1.43	1.52	12,956,908
May	1.53	1.32	1.47	5,489,746
June	1.68	1.39	1.59	14,608,758
July	1.89	1.56	1.60	13,592,101
August	1.70	1.39	1.54	11,691,784
September	1.79	1.22	1.28	12,946,086
October	1.40	1.04	1.31	9,521,139
November	1.55	1.21	1.4	7,142,456
December	1.39	0.93	1.00	7,387,191

Certain of the Corporation's outstanding common share purchase warrants are listed and posted for trading on the TSX under the trading symbols "BRD.WT" and "BRD.WT.A" and the Company’s Convertible Debentures trading on the TSX under the trading symbol “BRD.DB.U”. The following table sets forth the market price ranges and the aggregate volume of trading of such warrants and debentures on the TSX for the periods indicated:

Page 44	Brigus Annual Information Form 2011

BRD.WT

Period	High ($)	Low ($)	Close ($)	Volume (warrants)
January	1.05	0.80	0.80	63,500
February	0.85	0.70	0.84	18,100
March	0.89	0.66	0.75	30,700
April	0.84	0.55	0.84	222,150
May	Nil	Nil	0.84	150
June	0.85	0.64	0.85	68,000
July	0.90	0.65	0.65	60,800
August	0.70	0.49	0.54	357,600
September	0.70	0.40	0.48	197,794
October	0.60	0.30	0.58	67,250
November	0.55	0.40	0.55	42,250
December	0.60	0.38	0.50	51,200

BRD.WT.A

Period	High ($)	Low ($)	Close ($)	Volume (warrants)
January	0.75	0.58	0.58	38,125
February	0.82	0.55	0.82	99,625
March	0.85	0.60	0.80	30,525
April	0.65	0.55	0.63	17,000
May	0.59	0.42	0.50	55,000
June	0.78	0.42	0.75	171,162
July	0.85	0.80	0.85	116,000
August	0.70	0.60	0.69	30,275
September	0.72	0.56	0.68	14,237
October	0.65	0.38	0.42	56,400
November	0.45	0.38	0.41	102,500
December	0.40	0.28	0.40	26,675

Page 45	Brigus Annual Information Form 2011

BRD.DB.U

Period	High (US$)	Low (US$)	Volume (debentures)
April	101.50	99.55	39,740
May	101.80	100.75	10,230
June	101.25	100.00	15,540
July	103.00	101.00	6,860
August	101.00	95.50	12,980
September	99.50	91.00	1,240
October	90.00	80.00	850
November	93.50	89.00	6,270
December	89.00	85.50	10,960

Page 46	Brigus Annual Information Form 2011

During the year ending December 31, 2011, the Corporation has issued the following securities:

Date of Issuance	Aggregate Number and Type of Securities Issued	Price per Security ($)
December 8, 2011	4,995,543 common shares (1)	Cdn$	1.70
July 25, 2011	2,000,000 common shares (2)	Cdn$	1.008
July 18, 2011	1,326,782 common shares (2)	Cdn$	0.884
July 6, 2011	175,000 common shares (2)	Cdn$	2.60
June 24, 2011	2,000,000 common shares (2)	Cdn$	0.884
March 18, 2011	1,351,754 common shares(2)	Cdn$	1.096
March 18, 2011	68,427 common shares(2)	Cdn$	1.096
March 18, 2011	1,758,586 common shares(2)	Cdn$	1.096
March 10, 2011	2,000,000 common shares(2)	Cdn$	0.884
March 1, 2011	1,396,134 common shares (3)	Cdn$	1.75
February 15, 2011	117,160 common shares (2)	Cdn$	1.024
January 24, 2011	462,315 common shares (2)	Cdn$	1.024
January 21, 2011	70,000 common shares (2)	Cdn$	1.40
January 21, 2011	558,900 common shares (2)	Cdn$	1.50

1)	On December 8, 2011, the Company sold 4,805,883 common shares designated as flow through shares for purposes of the Income Tax Act (Canada) at a price of $1.70 per share for total gross proceeds of $8,170,000. In connection with this offering, 189,660 common shares were issued to the underwriters as compensation at a value of $1.40 per share.
2)	Common shares were issued upon exercise of common share warrants.
3)	Common shares were issued to GLR Resources valued at Cdn$2,443,235 based on a deemed price of Cdn$1.75 per share as reimbursement for certain equipment originally ordered by GLR. This equipment was related to Brigus' wholly owned Goldfields Project in Saskatchewan.

OFFICERS AND DIRECTORS OF BRIGUS GOLD

Name, Address, Occupation and Security Holding

The following table sets forth the names, the municipalities of residence, the positions held with and the principal occupations of each of the Corporation’s current directors and executive officers. Each director holds office until the next annual general meeting of shareholders or until a successor is elected or appointed.

On March 21, 2011, Dana Hatfield joined Brigus to become the new Chief Financial Officer, effective in the second quarter of 2011, following the retirement of Melvyn Williams, the Company’s former Senior Vice President and Chief Financial Officer.

Page 47	Brigus Annual Information Form 2011

Name, Province/State and Country of Residence and Position with Brigus	Principal Occupation for the Past Five Years	Director /Officer Since	Common Shares Beneficially Owned Directly or Indirectly or Controlled

Dawe, Wade K. Halifax, Nova Scotia, Canada Chairman, CEO & President	Chairman, CEO & President, Brigus, Halifax, Nova Scotia, June 2010 to present. Previously, Chairman, CEO & President of predecessor company Linear, from October 2003 to June 2010. Chairman, Linear Metals Corporation, Halifax, Nova Scotia, May 2006 to present.	2010	2,798,144

Burgess, Harry [3] Toronto, Ontario, Canada Director	Founder, Micon International Ltd., Toronto, Ontario, from 1988.	2010	10,000

Gill, Derrick [1,2] St John’s, Newfoundland, Canada Director	Executive VP & Director, Vale Inco Newfoundland Ltd., until December 2009. Director of predecessor company Linear, since 2004.	2010	20,000

Page 48	Brigus Annual Information Form 2011

Name, Province/State and Country of Residence and Position with Brigus	Principal Occupation for the Past Five Years	Director /Officer Since	Common Shares Beneficially Owned Directly or Indirectly or Controlled

Gross, Michael [2,3] Halifax, Nova Scotia, Canada Director	Professor of Surgery, Dalhousie University, Halifax, Nova Scotia, since 1987. Self employed consultant since 1987; consults in design and implantation techniques with the orthopaedic manufacturing industry. Founder & Chairman of the board of NWest Energy prior to 2008 and CEO of LNB Oil, a private company holding a Petroleum Exploration license in the United Kingdom. Director of predecessor company Linear, since 2002.	2010	1,578,085

Kaiser, Marvin [1] Mayfield, Kentucky, USA Director	Consultant, since 2006. Director of predecessor company Apollo since 2006.	2006	6,250

Legatto, Jon	Vice President Finance for Brigus, since April 2011. Senior Manager Compliance and Performance Improvement for Homburg Canada REIT, from November 2010 to April 2011. Senior Manager for Ernst & Young LLP, from September 1997 to November 2010.	2011	21,900

Peat, David W. [1] Fernandina Beach, Florida, USA Director	Financial Consultant, since March 2009. Frontera Copper Corporation - Vice President and Chief Financial Officer, from June 2006 to February 2009. Director of predecessor company Apollo since 2006.	2006	6,250

Page 49	Brigus Annual Information Form 2011

Name, Province/State and Country of Residence and Position with Brigus	Principal Occupation for the Past Five Years	Director /Officer Since	Common Shares Beneficially Owned Directly or Indirectly or Controlled

Stott, Charles E. [2,3] Evergreen, CO, USA Director	Mineral Consultant, since 1995. Director and Chairman of the Board of predecessor company Apollo, since 2002.	2002	41,450

Hatfield, Dana Halifax, Nova Scotia, Canada Chief Financial Officer	CFO for Brigus, since March 2011. Sr Vice President of Finance for Gammon Gold, from October 2007 to February 2011. Director of Finance for Sysco Corp., from October 2004 to September 2007.	2011	30,000

Bird, Howard Toronto, Ontario, Canada Vice President, Exploration	Vice President, Exploration, Brigus, since June 2010. Vice President, Exploration of predecessor company Linear, from 2008 to 2010; Vice President, Exploration, SouthernEra Diamonds, from 2002 to 2007	2010	13,686

Jennifer Nicholson Halifax, Nova Scotia, Canada Executive Vice President	Executive Vice President for Brigus, since January 2012. Vice President of Investor Relations for Brigus, from March 2011 to December 2011. Senior Director of Stakeholder Relations for Emera, from March 2006 to February 2011.	2011	104,300

(1)	Member of the Audit Committee
(2)	Member of the Corporate Governance, Nominating & Compensation Committee
(3)	Member of the Health, Safety & Environment Committee

The aggregate number of Common Shares which the directors and executive officers of the Corporation beneficially own, directly or indirectly, or over which control or direction is exercised, is 4,630,065 Common Shares, which is approximately 2.13% of the Common Shares issued and outstanding as of the date of this AIF.

Page 50	Brigus Annual Information Form 2011

Corporate Cease Trade Orders or Bankruptcies

To the best of the Corporation’s knowledge, during the past ten years, none of the directors, executive officers or shareholders holding a sufficient number of securities to affect materially the control of the Corporation is or has been a director or executive officer of any other company that while such person was acting in that capacity:

(a)	was the subject of a cease trade order or similar order or an order that denied such company access to any exemption under securities legislation for a period of more than 30 consecutive days,
(b)	was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in such company being the subject of a cease trade or similar order or an order that denied such company access to any exemption under securities legislation, for a period of more than 30 consecutive days, or
(c)	within a year of that person ceasing to act in that capacity, such company became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Penalties or Sanctions

To the best of the Corporation’s knowledge, none of the directors, executive officers or shareholders holding a sufficient number of securities to affect materially the control of the Corporation has been subject to (a) any penalties or sanctions by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Personal Bankruptcies

To the best of the Corporation’s knowledge, during the past ten years, none of the directors, executive officers or shareholders holding a sufficient number of securities to materially affect the control of the Corporation has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such director, executive officer or shareholder.

Conflicts of Interest

The directors are required by law to act honestly and in good faith with a view to the best interests of the Corporation and to disclose any interests that they may have in any project or opportunity of the Corporation. If a conflict of interest arises at a meeting of the Board, any director in a conflict will disclose his interest and abstain from voting on such matter.

To the best of the Corporation's knowledge, and other than disclosed herein, there are no known existing or potential conflicts of interest among the Corporation, its promoters, directors and officers or other members of management of the Corporation or of any proposed promoter, director, officer or other member of management as a result of their outside business interests, except that certain of the directors and officers serve as directors and officers of other companies, and therefore it is possible that a conflict may arise between their duties to the Corporation and their duties as a director or officer of such other companies.

Page 51	Brigus Annual Information Form 2011

Corporate Governance

The Corporation has established three committees of the board of directors as follows: the Audit Committee, the Corporate Governance & Compensation Committee, and the Health, Safety & Environment Committee. The Audit Committee Mandate is appended hereto as Schedule C. The mandates of the Board and its other committees are available by contacting the Corporation at its head office address noted herein.

Audit Committee

The purpose of the Corporation's Audit Committee is to provide assistance to the Board in fulfilling its legal and fiduciary obligations with respect to matters involving the accounting, auditing, financial reporting, internal control and legal compliance functions of the Corporation. It is the objective of the Audit Committee to maintain free and open communications among the Board, the independent auditors and the financial and senior management of the Corporation. The full text of the Audit Committee's charter and mandate is included as Schedule C to this AIF.

Composition of the Audit Committee

The Audit Committee is comprised of the Chairman David W. Peat, Marvin Kaiser and Derrick Gill. Each member is financially literate as defined under Section 1.5 of Multilateral Instrument 52-110 Audit Committees ("MI 52-110"). All members are independent as such term is defined under Section 1.4 of MI 52-110.

Relevant Education and Experience

The education and experience of each audit committee member relevant to the performance of his responsibilities as an audit committee member is outlined below:

David W. Peat –Mr. Peat has over 25 years of executive experience in financial leadership in support of mining corporations. Mr. Peat has held multiple executive positions including as Vice President and Chief Financial Officer of Frontera Copper from 2006 through 2009; Vice President and Global Controller of Newmont Mining from 2002 through 2004; and Vice President of Finance and Chief Financial Officer of Homestake Mining from 1999 through 2002. Mr. Peat began his career at Price Waterhouse in Toronto and he has been a member of the Institute of Chartered Accountants of Ontario since 1978. He is currently a director and chairman of the Audit Committee of Gabriel Resources and a director and chairman of the Audit Committee of the Sunshine Silver Mines Corporation, a privately held silver exploration and development company. Mr. Peat received his bachelor's degree in economics from the University of Western Ontario, and a bachelor's degree in commerce, with honours in business administration, from the University of Windsor, Ontario.

Marvin Kaiser – Mr. Kaiser has over 40 years of experience in the mining industry and is a Certified Public Accountant. At the time of his retirement in 2006, he was Executive Vice President and Chief Administrative Officer of The Doe Run Company, an international natural resource company focused on the mining, smelting, recycling and fabrication of metals. Prior to joining Doe Run, Mr. Kaiser was the Chief Financial Officer of Amax Gold Inc from 1989 to 1993. He serves as a director of Gryphon Gold, Inc. and Uranium Resources, Inc. as well as two privately held exploration companies. Mr. Kaiser received his bachelor's degree in accounting from Southern Illinois University and serves as a director of the Southern Illinois University Foundation.

Page 52	Brigus Annual Information Form 2011

Derrick Gill - Mr. Gill is co-founder and a director of Strategic Concepts and SCI Software, which provide strategic planning, financial modeling and business development consultation to major mining and oil and gas projects in Canada. He is also a member of the advisory board of the Atlantic Canada Opportunities Agency’s Atlantic Innovation Fund. Mr. Gill’s 30-year career has included executive roles at Voisey's Bay Nickel, Diamond Fields Resources and Bristol Communications. He is also a director of Crosshair Exploration. Mr. Gill received his undergraduate degree in business administration from Memorial University.

Pre-Approval Policies and Procedures

Under its mandate, the Audit Committee is required to review and pre-approve the objectives and scope of the audit work to be performed by the Corporation's external auditors and their proposed fees. In addition, the Audit Committee is required to review and pre-approve all non-audit services which the Corporation's external auditors are to perform.

Pursuant to these procedures since their implementation, all of the services provided by the Corporation's external auditors relating to the fees reported as audit, audit-related, tax and all other services have been approved by the Audit Committee.

Audit Fees

The aggregate fees billed by the external auditors in the years ending December 31, 2011 and December 31, 2010 for audit services were Cdn$691,000 and Cdn$697,000 respectively.

Audit Related Fees

The aggregate fees billed by the external auditors in the years ending December 31, 2011 and December 31, 2010 for audit related services were Cdn$274,000 and Cdn$27,000 respectively.

Tax Fees

The aggregate fees billed by the external auditors in the year ended December 31, 2011 and December 31, 2010, for tax compliance, tax advice and tax planning services were nil and nil respectively.

All Other Fees

The aggregate fees billed by the external auditors in the years ending December 31, 2011 and December 31, 2010, for all other services other than as described above under Audit Fees, Audit-Related Fees, and Tax Fees were nil and Cdn$58,000, respectively. These fees relate to IFRS conversion services and prospectus filings.

Page 53	Brigus Annual Information Form 2011

Risk Factors

An investment in the Corporation's securities involves a high degree of risk. You should consider the risk factors set forth below before purchasing any of the Corporation's securities. In addition to historical information, the information in this AIF contains "forward-looking" statements about the Corporation's future business and performance. The Corporation's actual operating results and financial performance may be very different from what the Corporation expects as of the date of this AIF. These risk factors list some, but not all, of the risks and uncertainties that may have a material adverse effect on the Corporation's business, results of operations, financial condition, cash flows and the market price of the Corporation's common shares. Additional risks and uncertainties not currently known to the Corporation or that it currently deems to be immaterial may also impair the Corporation's business operations. If the Corporation is unable to prevent events that have a negative effect from occurring, then the Corporation's business, and the Corporation's results of operations, financial condition, cash flows and the market price of the Corporation's common shares could be materially and adversely affected.

In addition to the other information set forth in this report, you should carefully consider the risk factors below and those discussed in “Risk Factors” in the Corporation's Management Discussion and Analysis for the year ended December 31, 2011, which could materially affect our business, financial condition and/or future results. These risks are not the only risks facing the Corporation. Additional risks and uncertainties not currently known to Brigus or that the Company currently deem to be immaterial also may materially adversely affect the business, financial condition and/or operating results.

The Company will require significant additional capital to continue its exploration and development activities, and, if warranted, to develop mining operations.

Substantial expenditures will be required to continue with exploration at the Grey Fox and Pike River properties in order to explore and, if exploration is successful, develop these projects and properties, the Company will be required to expend significant amounts for, among other things, geological and geochemical analysis, assaying, and, if warranted, feasibility studies with regard to the results of exploration. The Company may not benefit from these investments if the Company is unable to identify commercially exploitable mineralized material. If the Company is successful in identifying reserves, it will require significant additional capital to construct facilities necessary to extract those reserves.

Substantial expenditures will also be required to develop the Goldfields Project located in Saskatchewan, Canada. The Company may not be able to obtain final permits for the project and there may be significant variances relative to the feasibility study with respect to capital and operating costs as well as production estimates and related revenues, any of which could have a significant impact on the overall economics of the project.

The Company’s ability to obtain the funding necessary to explore and develop its properties and projects depends upon a number of factors, including the state of the North American and worldwide economy and the price of gold. The Company may not be successful in obtaining the required financing for these or other purposes on terms that are favourable to the Company or at all, in which case the Company’s ability to continue operating would be adversely affected. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration or potential development of some or all of its exploration and /or development properties.

Page 54	Brigus Annual Information Form 2011

The Company’s earnings may be affected by the volatility of gold prices.

Historically the Company primarily has derived all of its revenues from the sale of gold, and its current development and exploration activities are focused on gold. As a result, the Company’s future earnings are directly related to the price of gold. Gold prices are affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation and the political and economic conditions of major gold producing countries. The profitability of the Company is directly related to the market price of gold.

The current demand for, and supply of, gold also affects gold prices. The supply of gold consists of a combination of new production from mining and existing shares of bullion held by government central banks, public and private financial institutions, industrial organizations and private individuals. As the amounts produced by all producers in any single year constitute a small portion of the total potential supply of gold, normal variations in current production do not usually have a significant impact on the supply of gold or on its price. Mobilization of gold held by central banks through lending and official sales may have a significant adverse impact on the gold price.

All of the above factors are beyond the Company’s control and are impossible for the Company to predict. If the market price for gold falls below the Company’s costs to produce gold for a sustained period of time, that will make it more difficult to obtain financing for its projects. Furthermore, any such reduction in the market price for gold could cause the Company to experience significant losses and could require the Company to discontinue exploration, development and/or mining at one or more of its properties.

The Company is also a significant consumer of electricity, mining equipment, fuels and mining-related raw materials, all of which the Company purchases from outside sources. Increases in prices of electricity, equipment, fuel and raw materials could adversely affect the Company’s operating expenses and profitability.

Operational problems may disrupt mining and milling operations at Black Fox.

Mining and milling operations, including the Company’s Black Fox mine and mill, inherently involve risks and hazards and could be prevented, delayed or disrupted by, among other things:

•	unanticipated changes in grade and tonnage of material to be mined and processed;

•	unanticipated adverse geotechnical conditions;

•	adverse weather conditions;

•	incorrect data on which engineering assumptions are made;

•	availability and cost of labor and other supplies and equipment;

•	availability of economic sources of power;

•	adequacy of access to the site;

•	unanticipated transportation costs;

Page 55	Brigus Annual Information Form 2011

•	government regulations (including regulations relating to prices, royalties, duties, taxes, restrictions on production, quotas on exportation of minerals, as well as the costs of protection of the environment and agricultural lands);

•	lower than expected ore grades;

•	the physical or metallurgical characteristics of the ore are less amenable to mining or treatment than expected;

•	delivery and installation of equipment necessary to continue operations as planned; or

•	failure of the Company’s equipment, processes or facilities to operate properly or as expected.

Production delays or stoppages will adversely affect the Company’s sales and operating results, and could prevent the Company from meeting its obligations under the indenture that governs the Convertible Debentures.

Brigus’s exploration and development properties are highly speculative in nature and may not be successful.

Certain of Brigus’s activities are directed toward the development of mineral deposits and the exploration for and the future development of mineral deposits. The exploration for, and development of, precious metal deposits involves significant risks which even a combination of careful evaluation, experience and knowledge cannot eliminate. While the discovery of a precious metal deposit may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. Whether a precious metal deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices which are highly cyclical and unpredictable; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of precious metals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Brigus not receiving an adequate return on invested capital or abandoning or delaying the development of a mineral project.

There is no certainty that the expenditures made by the Company towards the search and evaluation of precious metal deposits will result in discoveries of commercial quantities of such metals.

The development of the Goldfields Project is subject to a number of risks and its development into a commercially viable mine cannot be assured.

The Goldfields Project is currently at the pre-development stage. Construction and development of the project is subject to numerous risks, including, but not limited to, delays in obtaining equipment, material, permits and services essential to completing construction of the project in a timely manner; changes in environmental or other government regulations; currency exchange rates; financing risks; labor shortages; and fluctuation in metal prices, as well as the continued support of the local community. There can be no assurance that the construction will commence or continue in accordance with current expectations or at all.

Page 56	Brigus Annual Information Form 2011

In addition, the Goldfields Project has no recent operating history upon which to base estimates of future commercial viability. Estimates of mineral resources and mineral reserves are, to a large extent, based on the interpretation of geological data obtained from drill holes and other sampling techniques and feasibility studies. This information is used to calculate estimates of the capital cost and operating costs based upon anticipated tonnage and grades of gold to be mined and processed, the configuration of the mineral resource, expected recovery rates, comparable facility and equipment operating costs, anticipated climatic conditions and other factors. As a result, it is possible that difference in such estimates could have a material adverse effect on the Company’s business, financial condition, results of operations and prospects. There can be no assurance that the Company will be able to complete development of its mineral projects, or any of them, at all or on schedule or within budget due to, among other things, and in addition to those factors described above, changes in the economics of the mineral projects, the delivery and installation of plant and equipment and cost overruns, or that the current personnel, systems, procedures and controls will be adequate to support operations. Should any of these events occur, it would have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

The Company faces strong competition from other mining companies for the acquisition of new properties.

Mines have limited lives and as a result, the Company may seek to replace and expand its reserves through the acquisition of new properties, interests or companies. In addition, there is a limited supply of desirable mineral lands available in the United States, Canada and Mexico and other areas where the Company would consider conducting exploration and/or production activities. Because the Company faces strong competition for new properties from other mining companies, most of which have greater financial resources than the Company does, it may be unable to acquire attractive new mining properties.

The Company’s estimates of reserves and resources are potentially inaccurate.

The Company estimates its reserves and resources on its properties as “proven reserves”, “probable reserves” or in accordance with applicable Canadian standards, as “measured resources”, “indicated resources” or “inferred resources”. The Company’s ore reserve and resource figures and costs are primarily estimates and are not guarantees that the Company will recover the indicated quantities of these metals. The Company estimates proven reserve quantities based on sampling and testing of sites conducted by the Company and by independent companies hired by the Company. Probable reserves are based on information similar to that used for proven reserves, but the sites for sampling are less extensive, and the degree of certainty is less. Reserve estimation is an interpretive process based upon available geological data and statistical inferences and is inherently imprecise and may prove to be unreliable. In addition, resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.

The Company’s reserves are reduced as existing reserves are depleted through production. Reserves may be reduced due to lower than anticipated volume and grade of reserves mined and processed and recovery rates.

Reserve estimates are calculated using assumptions regarding metals prices. Gold prices have fluctuated widely in the past. Declines in the market price of metals, as well as increased production costs, capital costs and reduced recovery rates, may render reserves uneconomic to exploit, and lead to a reduction in reserves. Any material reduction in the Company’s reserves may lead to lower earnings or higher losses, reduced cash flow, asset write-downs and other adverse effects on the Company’s results of operations and financial condition, including difficulty in obtaining financing and a decrease in the Company’s stock price. Reserves should not be interpreted as assurances of mine life or of the profitability of current or future operations. No assurance can be given that the amount of metal estimated will be produced or the indicated level of recovery of these metals will be realized.

Page 57	Brigus Annual Information Form 2011

The Company may not achieve its production estimates.

The Company prepares estimates of future production for its operations. The Company develops its estimates based on, among other things, mining experience, reserve estimates, assumptions regarding ground conditions and physical characteristics of ores (such as hardness and presence or absence of certain metallurgical characteristics) and estimated rates and costs of mining and processing. In the past, the Company’s actual production from time to time has been lower than its production estimates and this may be the case in the future. In particular, the Company’s estimate of 2009 gold production was lower than originally predicted as a direct result of encountering lower grade ore than its reserve model predicted.

Each of these factors also applies to future development properties not yet in production. In the case of mines the Company may develop in the future, the Company does not have the benefit of actual experience in its estimates, and there is a greater likelihood that the actual results will vary from the estimates. In addition, development and expansion projects are subject to financing contingencies, unexpected construction and start-up problems and delays.

The Company’s future profitability depends in part on actual economic returns and actual costs of developing mines, which may differ significantly from the Company’s estimates and involve unexpected problems, costs and delays.

The Company is engaged in the development of new ore bodies. The Company’s ability to sustain or increase its present level of production is dependent in part on the successful exploration and development of new ore bodies and/or expansion of existing mining operations.

Decisions regarding future projects, including Grey Fox, Pike River, and Goldfields, are subject to the successful completion of feasibility studies, issuance of necessary governmental permits and receipt of adequate financing.

Development projects have no operating history upon which to base estimates of future cash flow. The Company’s estimates of proven and probable ore reserves and cash operating costs are, to a large extent, based upon detailed geologic and engineering analysis. The Company also conducts feasibility studies that derive estimates of capital and operating costs based upon many factors.

It is possible that actual costs and economic returns may differ materially from the Company’s best estimates. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase and to require more capital than anticipated. There can be no assurance that any future exploration or development efforts, including the planned expansion at Black Fox, will be profitable.

Disruptions in the supply of critical equipment and increases in prices of raw materials could adversely impact the Company’s operations.

The Company is a significant consumer of electricity, mining equipment, fuels and mining-related raw materials, all of which the Company purchases from outside sources. Increases in prices of electricity, equipment, fuel and raw materials could adversely affect the Company’s operating expenses and profitability. Furthermore, failure to receive raw materials in a timely manner from third party suppliers could impair the Company’s ability to meet production schedules or its contractual commitments and thus adversely impact its revenues. From time to time, the Company obtains critical mining equipment from outside North America. Factors that can cause delays in the arrival of such equipment include weather, political unrest in countries from which equipment is sourced or through which it is delivered, terrorist attacks or related events in such countries or in the U.S., and work stoppages by suppliers or shippers. Prolonged disruptions in the supply of any of the Company’s equipment or other key raw materials, implementing use of replacement equipment or new sources of supply, or a continuing increase in the prices of raw materials and energy could have a material adverse effect on the Company’s operating results, financial condition or cash flows.

Page 58	Brigus Annual Information Form 2011

The Company’s operations may be adversely affected by risks and hazards associated with the mining industry.

The Company’s business is subject to a number of risks and hazards including adverse environmental effects, technical difficulties due to unusual or unexpected geologic formations, and pit wall failures as well as the risks associated with underground mining.

Such risks could result in personal injury, environmental damage, damage to and destruction of production facilities, delays in mining and liability. For some of these risks, the Company maintains insurance to protect against these losses at levels consistent with its historical experience and industry practice. However, the Company may not be able to maintain current levels of insurance, particularly if there is a significant increase in the cost of premiums. Insurance against environmental risks is generally too expensive or not available for the Company and other companies in the industry, and, therefore, the Company does not maintain environmental insurance. To the extent the Company is subject to environmental liabilities, it would have to pay for these liabilities. Moreover, in the event that the Company is unable to fully pay for the cost of remediating an environmental problem, the Company might be required to suspend or significantly curtail operations or enter into other interim compliance measures.

The titles to some of the Company’s properties may be uncertain or defective.

While the Company has no reason to believe that its rights to mine on any of its properties are in doubt, title to mining properties are subject to potential claims by third parties claiming an interest in them.

If there are title defects with respect to any of the Company’s properties, it might be required to compensate other persons or perhaps reduce the Company’s interest in the affected property. Also, in any such case, the investigation and resolution of title issues would divert management's time from ongoing exploration and development programs. Furthermore, if the Company loses its rights in and to any of its properties, the Company could incur substantial and protracted losses.

The Company may lose rights to properties if it fails to meet payment requirements or development or production schedules.

The Company derives the rights to most of its mineral properties from unpatented mining claims, leaseholds, joint ventures or purchase option agreements which require the payment of maintenance fees, rents, purchase price instalments, exploration expenditures, or other fees. If the Company fails to make these payments when they are due, its rights to the property may lapse. There can be no assurance that the Company will always make payments by the requisite payment dates. In addition, some contracts with respect to the Company’s mineral properties require development or production schedules. There can be no assurance that the Company will be able to meet any or all of the development or production schedules. The Company’s ability to transfer or sell its rights to some of its mineral properties requires government approvals or third party consents, which may not be granted.

Page 59	Brigus Annual Information Form 2011

The market price of the Company’s common shares has experienced volatility and could decline significantly.

The Company’s common shares are listed on the NYSE Amex Equities Exchange and the Toronto Stock Exchange. The Company’s share price has declined significantly since 2004, and over the last year the closing price on the Toronto Stock Exchange of the Company’s common shares has fluctuated from a low of $0.96 per share to a high of $2.01 per share. Securities of small-cap companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally and market perceptions of the attractiveness of particular industries. The Company’s share price is also likely to be significantly affected by global economic issues, as well as short-term changes in gold prices or in the Company’s financial condition or liquidity.

As a result of any of these factors, the market price of the Company’s common shares at any given point in time might not accurately reflect its long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company could in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

The existence of outstanding rights to purchase common shares may impair the Company’s share price and its ability to raise capital.

Approximately 48.2 million of the Company’s common shares are issuable on exercise of warrants and options to purchase common shares at prices ranging from approximately $0.88 to $2.60 and $0.60 to $8.96 at a weighted average price of $1.67 and $1.46, respectively.

In addition, each $1,000 principal amount of the Convertible Debentures are convertible into common shares of the Company at the option of the holder at a conversion price of $2.45 per common share. Further, common shares of the Company are potentially issuable in connection with the Convertible Debentures in the following circumstances: (i) at the Company’s election in lieu of payment of principal upon redemption or maturity of the Convertible Debentures, (ii) upon a change of control of the Company (as defined in the Indenture) and (iii) at the Company’s election to pay interest on the Convertible Debentures in common shares.

During the term of the warrants, options, Convertible Debentures and other rights, the holders are given an opportunity to profit from a rise in the market price of the Company’s common shares with a resulting dilution in the interest of the other shareholders. The Company’s ability to obtain additional equity financing during the period such rights are outstanding may be adversely affected, and the existence of the rights may have an adverse effect on the price of the Company’s common shares. The holders of the warrants, options, Convertible Debentures and other rights can be expected to exercise or convert them at a time when the Company would, in all likelihood, be able to obtain any needed capital by a new offering of securities on terms more favorable to the Company than those provided by the outstanding rights.

Past and future equity issuances could impair the Company’s share price.

If the Company’s shareholders sell substantial amounts of its common shares, the market price of its common shares could decrease.

The Company has 217,309,182 common shares outstanding as at March 28, 2012. In addition, the Company may sell additional common shares in subsequent offerings and issue additional common shares to finance future acquisitions or as compensation in financing transactions.

Page 60	Brigus Annual Information Form 2011

The Company cannot predict the size of future issuances of common shares or the effect, if any, that future issuances and sales of common shares will have on the market price of the Company’s common shares. Sales or issuances of large numbers of the Company’s common shares, or the perception that such sales might occur, may adversely affect prevailing market prices for the Company’s common shares. With any additional issuance of common shares, investors will suffer dilution and the Company may experience dilution in its earnings per share.

The Company faces substantial governmental regulation.

The Company’s Black Fox mining operations and its exploration activities are subject to regulations promulgated by various Canadian government agencies governing the environment, agricultural zoning, prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety and other matters. Currently, the Company’s Canadian properties are subject to the jurisdiction of the federal laws of Canada, the provincial laws of Ontario, as well as local laws where they are located. Any changes in current regulations, the adoption of new regulations or shifts in political conditions are beyond the Company’s control and may adversely affect its business.

Companies that engage in exploration and development activities often experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. Issuance of permits for the Company’s exploration and mining activities is subject to the discretion of government authorities, and the Company may be unable to obtain or maintain such permits. Permits required for future exploration or development may not be obtainable on reasonable terms or on a timely basis. Existing and possible future laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in its capital expenditures or require abandonment or delays in the exploration or development of its properties. Moreover, these laws and regulations may allow governmental authorities and private parties to bring lawsuits based upon damages to property and injury to persons resulting from the environmental, health and safety impacts of the Company’s past and current operations, or possibly even those actions of parties from whom the Company acquired its mines or properties, and could lead to the imposition of substantial fines, penalties or other civil or criminal sanctions.

It is difficult to strictly comply with all regulations imposed on the Company. The Company retains competent and well trained individuals and consultants in jurisdictions in which it does business, however, even with the application of considerable skill the Company may inadvertently fail to comply with certain laws. Such events can lead to financial restatements, fines, penalties, and other material negative impacts on the Company.

The Canadian mining industry is subject to federal and provincial environmental protection legislation. This legislation imposes strict standards on the mining industry in order to reduce or eliminate the effects of waste generated by extraction and processing operations and subsequently emitted into the air or water. Consequently, drilling, refining, extracting and milling are all subject to the restrictions imposed by this legislation. In addition, the construction and commercial operation of a mine typically entail compliance with applicable environmental legislation and review processes, as well as the obtaining of permits, particularly for the use of the land, permits for the use of water, and similar authorizations from various government bodies. Canadian federal, provincial, and local laws and regulations relating to the exploration for and development, production and marketing of mineral production, as well as environmental and safety matters have generally become more stringent in recent years, often imposing greater liability on a larger number of potentially responsible parties. Because the requirements imposed by such laws and regulations are frequently changed, the Company is unable to predict the ultimate cost of compliance with such requirements. There is no assurance that environmental laws and regulations enacted in the future will not adversely affect the Company’s financial condition and results of operations.

Page 61	Brigus Annual Information Form 2011

The Company is subject to environmental risks.

Environmental Liability. The Company is subject to potential risks and liabilities associated with environmental compliance and the disposal of waste rock and materials that could occur as a result of the Company’s mineral exploration and production. In certain circumstances, the potential liabilities can include liability for costs of remediation and clean up of mines which the Company owned or operated in the past, but no longer own or operate. To the extent that the Company is subject to environmental liabilities, the payment of such liabilities or the costs that the Company may incur to remedy any non-compliance with environmental laws would reduce funds otherwise available to it and could have a material adverse effect on the Company’s financial condition or results of operations. If the Company is unable to fully remedy an environmental problem, it might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy.

The potential exposure may be significant and could have a material adverse effect on the Company. The Company has not purchased insurance for environmental risks (including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production) because it is not generally available at a reasonable price or at all.

Environmental Permits. All of the Company’s exploration, development and production activities are subject to regulation under one or more of the various state, federal and provincial environmental laws and regulations in Canada. Many of the regulations require the Company to obtain permits for its activities. The Company must update and review its permits from time to time, and is subject to environmental impact analyses and public review processes prior to approval of the additional activities. It is possible that future changes in applicable laws, regulations and permits or changes in their enforcement or regulatory interpretation could have a significant impact on some portion of its business, causing those activities to be economically reevaluated at that time. Those risks include, but are not limited to, the risk that regulatory authorities may increase bonding requirements beyond the Company’s financial capabilities.

The posting of bonds in accordance with regulatory determinations is a condition to the right to operate under all material operating permits, and therefore increases in bonding requirements could prevent the Company’s operations from continuing even if the Company was in full compliance with all substantive environmental laws.

Because the Company is a foreign private issuer within the meaning of the rules under the U.S. Exchange Act, the Company is exempt from certain rules and regulations applicable to United States domestic public companies, and the Company is not required to provide its investors with the same level of disclosure that domestic public companies are required to provide.

The Company is a foreign private issuer within the meaning of the rules under the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”) and intends to file reports required under the U.S. Exchange Act as applicable to foreign private issuers. As a foreign private issuer, the Company is exempt from certain provisions applicable to United States domestic public companies. For example:

•	the Company is not required to provide as many U.S. Exchange Act reports, or as frequently, as a domestic public company;

•	the Company is not required to provide the same level of disclosure on certain issues, such as executive compensation;

Page 62	Brigus Annual Information Form 2011

•	for interim reporting, the Company is permitted to comply solely with requirements in Canada, which may be less rigorous than the rules that apply to domestic public companies; the Company is not required to comply with the sections of the U.S. Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the U.S. Exchange Act; and

•	the Company is not required to comply with Section 16 of the U.S. Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short swing” trading transaction.

As a result, shareholders may not have access to information they may deem important and the Company will not be under any obligation to provide such information.

Certain of the corporate governance rules promulgated by the NYSE Amex Equities Exchange will not apply to the Company so long as it qualifies as a foreign private issuer, and there may be significant differences between the Company’s corporate governance practices and the corporate governance standards applicable to U.S. domestic companies listed on the NYSE Amex Equities Exchange.

As a foreign private issuer, the Company will be permitted to follow corporate governance practices in accordance with Canadian law in lieu of certain of the NYSE Amex Equities Exchange corporate governance rules in the NYSE Amex Company Guide (“NYSE Amex Standards”). While the Company is generally in compliance with the NYSE Amex Standards applicable to U.S. domestic issuers, the Company may in the future rely on exemptions to the NYSE Amex Standards applicable to foreign private issuers and, under such circumstances, shareholders may not have the same protections afforded to shareholders of U.S. domestic issuers that are subject to all of the NYSE Amex Standards.

The Company discloses certain technical information in Canada relating to the Company’s properties under Canadian standards, which differs significantly from standards in the United States.

The Company files reports in Canada that are prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of United States securities laws. Technical disclosure regarding the Company’s properties included or incorporated by reference in the Company’s Canadian filings on SEDAR (“Technical Disclosure”) has been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of the United States securities laws. The Technical Disclosure uses terms that comply with reporting standards in Canada and certain estimates are made in accordance with National Instrument 43-101 of the Canadian Securities Administrators (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all mineral reserve and mineral resource estimates contained in the Technical Disclosure have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. These standards differ significantly from the requirements of the SEC, and resource information contained in the Technical Disclosure may not be comparable to similar information disclosed by U.S. companies. For example, use of the terms “probable mineral reserves,” “measured mineral resources,” “indicated mineral resources” and “inferred mineral resources” comply with the reporting standards in Canada but are not recognized by the SEC.

Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

Page 63	Brigus Annual Information Form 2011

You should not assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. These terms have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. In accordance with Canadian rules, estimates of inferred mineral resources cannot form the basis of feasibility or other economic studies. It cannot be assumed that all or any part of measured mineral resources, indicated mineral resources, or inferred mineral resources will ever be upgraded to a higher category or that such resources are economically or legally mineable. The SEC generally only permits issuers to report mineralization that does not constitute “reserves” as in place tonnage and grade without reference to unit measures. In addition, the definitions of proven and probable mineral reserves used in NI 43-101 differ from the definitions in the SEC Industry Guide 7. Accordingly, information contained in the Technical Disclosure may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

There may be certain tax risks associated with investments in the Company’s common shares.

U.S. persons who are potential holders of the Company’s common shares should be aware that the Company could constitute a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes. The tests for determining PFIC status for a taxable year depend upon the relative values of certain categories of assets and the relative amounts of certain kinds of income. The application of these factors depends upon the Company’s financial results for the year, which is beyond the Company’s ability to predict or control, and may be subject to legal and factual uncertainties. While the Company does not expect to be a PFIC in 2012, the Company is unable to predict whether it will be a PFIC in 2012 or in later years. The Company undertakes no obligation to advise investors as to the Company’s PFIC status for any year.

If the Company is a PFIC for any year, any holder of the Company’s common shares who is a U.S. person for U.S. federal income tax purposes (“U.S. holder”) and whose holding period for such common stock includes any portion of a year in which the Company is a PFIC generally would be subject to a special adverse tax regime in respect of “excess distributions.” Excess distributions would include certain distributions received with respect to the Company’s common shares. Gain recognized by a U.S. holder on a sale or other transfer of the Company’s common shares also would be treated as an excess distribution. Under the PFIC rules, excess distributions would be allocated ratably to a U.S. holder’s holding period.

The portion of any excess distributions (including gains treated as excess distributions) allocated to the current year and to prior years before the Company became a PFIC would be includible as ordinary income in the current year. The portion of any excess distributions allocated to prior PFIC years would be taxed at the highest marginal rate applicable to ordinary income for each year (regardless of the taxpayer’s actual marginal rate for that year and without reduction by any losses or loss carryforwards) and would be subject to interest charges to reflect the value of the U.S. federal income tax deferral.

In addition, dividends received from a company that is a PFIC in the year in which the dividend is paid or in the preceding calendar year are not “qualified dividend income” and are subject to taxation at ordinary income rates.

Elections may be available to mitigate the adverse tax rules that apply to PFICs (the so-called “QEF” and “mark-to-market” elections), but these elections may accelerate the recognition of taxable income and may result in the recognition of ordinary income. The Company has not decided whether it will provide the U.S. holders of the Company’s common shares with the annual information required to make a QEF election.

Additional special adverse rules could apply to the Company’s common shares if the Company is a PFIC and has a non-U.S. subsidiary that is also a PFIC. Special adverse rules that impact certain estate planning goals could apply to the Company’s common shares if the Company is a PFIC.

Page 64	Brigus Annual Information Form 2011

The PFIC rules are extremely complex, and shareholders are urged to consult their own tax advisers regarding the potential consequences to them of the Company being classified as a PFIC.

Shareholders residing in the United States could have difficulty or be unable to enforce certain civil liabilities on the Company, certain of the Company’s directors and the Company’s experts.

The Company is a corporation existing under the Canada Business Corporations Act. Many of the Company’s assets are located outside of the United States. Additionally, a number of the Company’s officers, directors and the experts are residents of Canada. It might not be possible for shareholders in the United States to collect judgments obtained in United States courts predicated on the civil liability provisions of U.S. securities legislation. It could also be difficult for shareholders to effect service of process in connection with any action brought in the United States upon such directors and experts. Execution by United States courts of any judgment obtained against the Company, or any of directors, executive officers or experts of the Company, in United States courts would be limited to the assets, or the assets of such persons or corporations, as the case might be, in the United States. The enforceability in Canada of United States judgments or liabilities in original actions in Canadian courts predicated solely upon the civil liability provisions of the federal securities laws of the United States is doubtful.

LEGAL PROCEEDINGS

On November 10, 2010 GLR Resources Inc. (“GLR”), announced that it was going to commence legal proceedings against the Company for alleged amounts owed related to certain equipment contracts for the Goldfields Project. Brigus had acquired the Goldfields Project from GLR in 2009.

 On January 25, 2011, Brigus and GLR reached an agreement regarding the reimbursement by Brigus to GLR whereby Brigus issued 1,396,134 common shares of Brigus to GLR and has made the three cash payments of $20,000.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

There are no material interests, direct or indirect, of any director, executive officer, or any shareholder who beneficially owns, directly or indirectly, more than 10% of the outstanding Common Shares or any known associate or affiliate of such persons, in any transaction during the three most recently completed financial years or during the current financial year which has materially affected or would materially affect the Corporation or a subsidiary of the Corporation.

TRANSFER AGENT AND REGISTRAR

CIBC Mellon Trust Company, through its office in Toronto, Ontario, is the transfer agent and registrar for the Common Shares. Computershare Trust Company of Canada, through its office in Halifax, Nova Scotia, is the transfer agent and registrar for the listed Common Share purchase warrants and the indenture trustee and registrar for the Convertible Debentures.

MATERIAL CONTRACTS

Except for contracts made in the ordinary course of business, the following are the only material contracts entered into by the Corporation within the most recently completed financial year prior to the date hereof, or which were entered into prior to such date and are currently in effect and considered to be currently material:

(a)	Purchase Agreement dated November 9, 2010 between the Corporation and Sandstorm Resources Ltd. referred to under "Description of the Business";

Page 65	Brigus Annual Information Form 2011

(b)	Warrant Indenture relating to the Common Share purchase warrants of the Corporation issued on October 19, 2010;
(c)	Warrant Indenture relating to the Common Share purchase warrants of the Corporation issued on November 19, 2009, as amended by a Supplemental Warrant Indenture dated June 25, 2010; and
(d)	the Convertible Debenture Indenture dated March 23, 2011 relating to the Convertible Debentures.

Each of these agreements has been filed and can be accessed online at www.sedar.com.

INTERESTS OF EXPERTS

The auditors of the Corporation, Deloitte & Touche LLP, prepared the Independent Auditor’s Report to shareholders with respect to the consolidated Statement of Financial Position of the Corporation as at December 31, 2011, December 31, 2010 and December 31, 2009 and the consolidated Statements of Operations and Comprehensive Income (Loss), changes in shareholder equity and cash flows for the two year period ended December 31, 2011. Deloitte & Touche LLP is independent with respect to the Corporation within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Nova Scotia.

The 2011 Black Fox Technical Report was prepared by Tim Maunula, P. Geo., of Tetra Tech WEI Inc. (“Tetra Tech”), and included contributions by the following persons, all of whom are representatives of Tetra Tech:

1.	Karlis Jansons, P.Eng;
2.	Andrew Mackenzie, P.Eng;
3.	Charles Tkaczuk, P.Eng;
4.	Douglas Ramsey, R.P. Bio;
5.	Richard Hope, C.Eng;
6.	Marvin Silva, Ph.D., P.Eng;
7.	Peter Broad, P.Eng;
8.	Pacifico Coruz, P.Eng;
9.	Phillip Bridson, P.Eng;
10.	Michael Gabora, P. Geo;
11.	Timothy Maunula, P.Geo.

The preceding authors of the 2011 Black Fox Technical Report are each a “qualified person” and were "independent" of the Corporation as those terms are defined in NI 43-101 at the time the report was filed. The author and their firm do not own any Common Shares.

The 2011 Goldfields Technical Report was prepared by Tim Maunula, P. Geo., of Tetra Tech, and included contributions by the following persons, all of whom are representatives of Tetra Tech:

1.	Cliff Lusby, P.Eng.
2.	Kyle Krushelniski, P.Eng.
3.	Dan A.Mackie, P.Eng.
4.	Al Hayden, P.Eng.
5.	Tim Maunula, P.Geo.
6.	Paul Daigle, P.Geo.

Page 66	Brigus Annual Information Form 2011

The preceding authors of the 2011 Black Fox Technical Report are each a “qualified person” and were "independent" of the Corporation as those terms are defined in NI 43-101 at the time the report was filed. The author and their firm do not own any Common Shares.

The 147 and Contact Zones 2011 Technical Report was prepared by Tim Maunula, P. Geo., and Laura Karrie, P.Geo. of Tetra Tech. Both Authors of the 147 and Contact Zones 2011 Technical Report are each a “qualified person” and were "independent" of the Corporation as those terms are defined in NI 43-101 at the time the report was filed. The author and their firm do not own any Common Shares.

ADDITIONAL INFORMATION

Additional information relating to the Corporation may be found under the Corporation’s profile on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

Additional information, including regarding directors' and officers' remuneration and indebtedness, principal holders of the Corporation's securities and securities authorized for issuance under equity compensation plans, is contained in the Corporation's management information circular dated April 15, 2011 and filed on SEDAR on May 3, 2011, in respect of the annual general meeting of shareholders of the Corporation held on May 27, 2011. Additional financial information is also provided in the Corporation's Financial Statements and Management's Discussion & Analysis for its most recently completed financial year.

GLOSSARY OF NON-TECHNICAL TERMS

"147 and Contact Zones 2011 Technical Report" means the report entitled "Technical Report and Resource Estimate on the 147 and Contact Zones of the Black Fox Complex, Ontario, Canada" dated December 15, 2011 prepared by Wardrop Engineering Inc., A Tetra Tech Company, Toronto, Ontario and filed on SEDAR on January 27, 2012;

"2011 Black Fox Technical Report" means the report entitled "Brigus Gold Corp. Black Fox Project National Instrument 43-101 Technical Report" dated January 6, 2011 prepared by Wardrop Engineering Inc., A Tetra Tech Company, Toronto, Ontario and filed on SEDAR on January 7, 2011 pursuant to the provisions of National Instrument 43-101 in respect of the Black Fox Project;

"Brigus" means Brigus Gold Corp.;

"Common Share" means a common share in the capital of the Corporation;

“Company” means Brigus Gold Corp.;

"Corporation" means Brigus Gold Corp.;

"Financial Statements" means the Corporation's audited financial statements as at December 31, 2011, together with the notes thereto;

"NI 43-101" means National Instrument 43-101 – Standards of Disclosure for Mineral Projects;

“SEC Industry Guide 7” means U.S. reporting guidelines that apply to registrants engaged or to be engaged in significant mining operations; and

"Stock Option Plan" means the Corporation's stock option plan providing for the granting of incentive options to the Corporation's directors, officers, employees and consultants in accordance with the rules and policies of the Exchange.

Page 67	Brigus Annual Information Form 2011

GLOSSARY OF TECHNICAL TERMS

This glossary comprises a general list of common technical terms that are typically used by geologists. The list has been edited to conform in general to actual usage in the body of the AIF. Readers should refer to more comprehensive dictionaries of geology in printed form or available on the internet for a complete glossary.

breccia rock consisting of angular fragments of other rocks held together by mineral cement or a fine grained matrix;

doré unrefined gold bullion bars containing various impurities such as silver, copper and mercury, which will be further refined to near pure gold;

fault a rock fracture along which there has been displacement;

feasibility study a definitive engineering and economic study addressing the viability of a mineral deposit taking into consideration all associated technical factors, costs, revenues, and risks;

fold a curve or bend of a planar structure such as rock strata, bedding planes, foliation, or cleavage;

formation a distinct layer of sedimentary rock of similar composition;

grade quantity of metal per unit weight of host rock;

host rock the rock containing a mineral or an ore body;

hydrothermal the products of the actions of heated water, such as a mineral deposit precipitated from a hot solution;

induced polarization an exploration method which uses either the decay of an excitation voltage (time-domain method) or variations in the Earth's resistivity at two different but low frequencies (frequency-domain method);

mafic pertaining to or composed dominantly of the ferromagnesian rock-forming silicates; said of some igneous rocks and their constituent minerals;

mapping or geologic mapping the recording of geologic information such as the distribution and nature of rock units and the occurrence of structural features, mineral deposits, and fossil localities;

metamorphism the process by which rocks are altered in composition, texture, or internal structure by extreme heat, pressure, and the introduction of new chemical substances;

metasediment sediment or sedimentary rock that shows evidence of having been subjected to metamorphism;

mineral a naturally formed chemical element or compound having a definite chemical composition and, usually, a characteristic crystal form;

mineralization a natural occurrence in rocks or soil of one or more metal yielding minerals;

mining the process of extraction and beneficiation of mineral reserves to produce a marketable metal or mineral product. Exploration continues during the mining process and, in many cases, mineral reserves are expanded during the life of the mine operations as the exploration potential of the deposit is realized;

Page 68	Brigus Annual Information Form 2011

open pit surface mining in which the ore is extracted from a pit or quarry, the geometry of the pit may vary with the characteristics of the ore body;

ore mineral bearing rock that can be mined and treated profitably under current or immediately foreseeable economic conditions;

ore body a mostly solid and fairly continuous mass of mineralization estimated to be economically mineable;

outcrop that part of a geologic formation or structure that appears at the surface of the earth;

pyrite common sulfide of iron;

quartz a mineral composed of silicon dioxide, SiO2 (silica);

reclamation the process by which lands disturbed as a result of mining activity are modified to support beneficial land use. Reclamation activity may include the removal of buildings, equipment, machinery and other physical remnants of mining, closure of tailings storage facilities, leach pads and other mine features, and contouring, covering and revegetation of waste rock and other disturbed areas;

reclamation and closure costs the cost of reclamation plus other costs, including without limitation certain personnel costs, insurance, property holding costs such as taxes, rental and claim fees, and community programs associated with closing an operating mine;

recovery rate a term used in process metallurgy to indicate the proportion of valuable material physically recovered in the processing of ore, generally stated as a percentage of the material recovered compared to the total material originally present;

sedimentary rock rock formed at the earth’s surface from solid particles, whether mineral or organic, which have been moved from their position of origin and redeposited;

stockwork a complex system of structurally controlled or randomly oriented veins;

strike the direction or trend that a structural surface, e.g. a bedding or fault plane, takes as it intersects the horizontal;

strip to remove overburden in order to expose ore;

sulfide a mineral including sulphur (S) and iron (Fe) as well as other elements; metallic sulphur-bearing mineral often associated with gold mineralization;

vein a thin, sheet-like crosscutting body of hydrothermal mineralization, principally quartz; and

volcanic rock originally molten rocks, generally fine grained, that have reached or nearly reached the earth’s surface before solidifying.

Page 69	Brigus Annual Information Form 2011

SCHEDULE A

SUMMARY OF 2011 BLACK FOX TECHNICAL REPORT

1.1         Introduction

Wardrop, A Tetra Tech Company (Wardrop) was commissioned by Brigus to prepare a Mineral Resource and Mineral Reserve Estimate and Feasibility Study, compliant with National Instrument 43-101 (NI 43-101), of the Black Fox open pit and underground gold project (Black Fox) in Timmins, Ontario, Canada. Black Fox is located approximately 10 kilometres (km) east of the town of Matheson, Ontario, Canada along the east-west trending 200 km Destor-Porcupine Fault Zone (DPFZ).

This Feasibility Study is intended for the use of Brigus for the further development and expansion of Black Fox open pit and underground mine operation. This report meets the requirements for NI 43-101 and the Resource and Reserves definitions as set forth in the Appendix to Companion Policy 43-101CP, Canadian Institute of Mining, Metallurgy and Petroleum (CIM) – Definitions Adopted by CIM Council, November 2005.

1.2         Geology

The Black Fox deposit is described by Prenn (2006) as follows:

“Gold mineralization at the Black Fox deposit occurs in several different geological environments within the main ankerite alteration zone, which has an indicated strike length of over 1000 m and a variable true width ranging from 20 to over 100 m. This mineralized envelope occurs primarily within komatiitic ultramafics and lesser mafic volcanics within the outer boundaries of the Destor-Porcupine Fault Zone. The auriferous zones have several modes of occurrence; from concordant zones which follow lithological contacts and which have been subsequently deformed, to slightly discordant ones which are associated with syenitic sills and quartz veins or stockworks.”

For this study, the mineralization is subdivided into three main domains based on the continuity and style of the mineralization. The first is called the “Main Zone” and is delineated by the primary domain of shearing and mineralization. It is broader near surface reaching a maximum true width of 150 metres (“m”) normal to strike and dip and narrows at depth. It averages approximately 80 m normal to strike and dip and has currently been drill tested to 600 m below surface. Within the “Main Zone”, the mineralization occurs along both a foliated fabric cut by discrete shear zones and as stockwork carbonate veining. The second mineralization domain is called the “Flow Zones”. This mineralization occurs as numerous sigmoid and lens shaped bodies completely hosted within or adjacent to the “Main Zone”. The gold mineralization within these bodies has good geologic and grade continuity. The rock is distinctive with strong foliation, pervasive shearing and can be correlated reasonably well between adjacent drill holes. The third mineralization domain is High Grade (HG) Indicator Zone. This was a probabilistic approach to define the zones of mineralization over 2 grams per tonne (g/t) gold (Au). This HG Indicator Zone was constrained within the Main Zone and overlapped at times on the Flow Zone. Each of the three mineralization domains was modeled independently.

1.3         Mineral Resource

1.3.1      Estimation Methods

The Black Fox deposit has been estimated using current block modeling techniques in Gemcom© GEMS 6.2.4. This included proper geologic input, appropriate block model cell sizes, grade capping, assay compositing and reasonable interpolation parameters. The results have been verified by visual review and statistical comparisons between the estimated block grades and the composites used to assign them. The ordinary kriging models have also been validated with alternate estimation methods: Nearest Neighbour and Inverse Distance Weighting. No biases have been identified in the model.

Page A-1	Brigus Annual Information Form 2011

1.3.2      Resource Classification

The Mineral Resources are classified under the categories of Measured, Indicated and Inferred Mineral Resources according to CIM guidelines. Classification of the Resources reflects the relative confidence of the grade estimates, as a function of many factors including primarily; assay data quality, QA/QC procedures, quality of density data, and sample spacing relative to geological and geo-statistical observations regarding the continuity of mineralization.

No environmental, permitting, legal, title, taxation, socio-economic, marketing or other relevant issues are known to the author that may affect the estimate of mineral resources.

The resource model blocks were classified into Indicated and Inferred categories based on the level of confidence in the grade estimate for each block. This was accomplished with a combination of two main criteria: the number of drill holes (which in part reflects the number of samples used) and the distance to the nearest of the sample points.

Indicated Resources were categorized based on a minimum of three drill holes when the nearest sample point was less than or equal to 20 m. The remaining blocks were classified as Inferred Resources. No blocks were categorized as Measured.

1.3.3      Resource Statement

The mineralization of the Black Fox Mine as of October 31, 2010 is classified as Indicated and Inferred resources. The classified mineral resources are shown in Table 1.1. The mineral resource is reported at a 0.88 g/t Au cut-off grade for the open pit and at 2.54 g/t Au cut-off grade for the underground. These cut-offs have been developed by mine engineering as outlined in Section 19.

All blocks historically mined underground were depleted and not included in the reported resource. The open pit survey provided by Brigus as of October 31, 2010 has been depleted from the resource statement.

Table 1          Resource Statement, Black Fox Mine

Mining Potential	Block Model	Cutoff (g/t Au)	Resource Class	Tonnes	Capped Au (g/t)	Contained Au (koz)
Open Pit	2009A	>= 0.88	Indicated	3,164,200	4.445	452.2
		>= 0.88	Inferred	667,100	2.61	56
Underground	2009A_4M	>= 2.54	Indicated	2,504,800	7.182	579.2
		>= 2.54	Inferred	115,200	5.816	21.5
Total Indicated				5,669,000	5.654	1,031
Total Inferred				782,300	3.082	78

The resource contains an Indicated Resource of 1,031.4 koz and Inferred Resource of 77.5 koz of gold.

Page A-2	Brigus Annual Information Form 2011

Table 2          Reserve Statement, Black Fox Mine (at Oct 31, 2010)

Zone	Classification	Recovery %	Tonnes	Au g/t	Au oz
Pit	Probable	95%	3,159,800	3.228	327,920
U/G	Probable	95%	2,936,000	5.933	560,008
Stockpile	Proven		352,068	1.630	18,446
Total	Proven/Probable		6,447,868	4.372	906,375

The Proven/Probable reserve contains 906,375 oz of gold as of October 31, 2010 (Table 1.2).

1.4          Mineral Processing and Metallurgical Testing

The Mill is currently treating 2,000 t/d of Black Fox ore (the range of daily mill feed is between 1,500 and 2,200 tonnes), with gold recoveries around 94%. This is confirmed by the gold shipment receipts from Johnson Matthey.

On occasions when the Mill is operated above 2,200 t/d there is a significant drop in recovery, and it has been confirmed using Metsim® (a commercial Computer simulation program) that this decline in recovery could be prevented by replacing the present primary mill with a Semi-autogenous grinding unit.

A review of limited grinding data, also suggests that crowding of the cyclones is causing some fine material to pass the underflow in the secondary grinding circuit. A more thorough review of the grinding and leach circuit to determine the optimum leach size, may improve throughput sufficiently to treat as much ore as the mine produces, without custom milling or new equipment purchases.

The Mill currently includes:

•	Primary and secondary crushing
•	Two stage ball milling, with one primary mill and two secondary mills, all in closed circuit
•	A pre-leach thickener and two parallel lines of three carbon columns in each
•	A leach and carbon in leach circuit providing 24 hours of residence time
•	A carbon in pulp circuit extracting 3 tonnes of carbon per day
•	Two carbon strip and regeneration circuits (one of 1 t/d capacity and the other of 3 t/d)
•	A electro-winning circuit and gold bullion (dore) furnace.

1.5         Mining Operations

1.5.1      Support Services

Black Fox mining operations will be supported by various infrastructure systems. Electrical power being supplied by Hydro One will serve as the principle source of energy. Propane will provide mine air heating and liquid fuels will be used primarily for mobile equipment. Compressed air, mine de-watering and electrical power distribution as well as communications have been incorporated into the overall plant design. Modifications and upgrades will be made to support the expansion of mining activities as required.

A sufficient number of quality facilities including change houses, offices, warehousing, security, etc. are available to meet the needs of daily mine operations and support personnel.

Underground refuge stations have been outfitted in accordance with provincial and national requirements. A sufficiently staffed and trained mine rescue team will be in place to support mining activities. Evacuation signalling will be primarily by Stench gas (methyl mercaptine) injecting into the ventilation fresh air streams.

Page A-3	Brigus Annual Information Form 2011

1.5.2      Hydrogeology

Extensive hydrogeologic studies have been completed at the site to evaluate groundwater seepage into the proposed open pit and underground mine workings. From the available information, it can be concluded that:

•	The bedrock associated with the open pit is largely (if not completely) dewatered already as a result of underground mine dewatering operations.
•	Groundwater seepage may develop along the western and southern walls of the pit at the contact between the more-permeable overburden/weathered upper bedrock and the underlying less-permeable, competent bedrock.
•	These groundwater inflows are anticipated to be within or close to the predicted values, but greater than what has been experienced to date.
•	Existing monitoring data suggest that Froome Lake has not been measurably impacted by mine dewatering.
•	Existing hydrogeologic data support the conclusion that seepage from Froome Lake to the groundwater system is small and that low permeability lake bed materials are limiting the flow to the groundwater system.
•	Regardless, seepage from Froome Lake to the groundwater system could increase as mining progresses and groundwater level lowering in the overburden increases hydraulic gradients between the lake and the overburden groundwater system.
•	The magnitude of the change in seepage will be limited by the low permeability lake bed materials.
•	Groundwater level and lake level monitoring programs will continue to monitor for potential impacts to the shallow groundwater system and nearby lakes.
•	The current water management strategy for the open pit is effective and should continue to be effective and consistent with operational cost projections.
•	Future pit phases may require use of the designed sumps and pumping systems.

1.6         Environmental Considerations

The environmental permits necessary for development/operation of the mine and mill include:

•	Permit to Take Water (PTTW) – for the withdrawal of surface or ground water quantities in excess of 50 cubic metres (m3) per day – including mine underground or open pit dewatering.
•	Certificate of Approval/Air (CofA/Air) – for treatment and discharge of emissions to air, including management of dust and noise in emissions.
•	Certificate of Approval/Industrial Sewage Works (CofA/ISW) – for collection, treatment, and discharge of wastewaters.
•	Approved Closure Plan including posting of financial assurance for closure.

The Black Fox operation is fully permitted and maintains separate PTTW’s, CofA/ISW, and CofA/Air for the mine and the mill. The mine and mill were previously under separate ownership and the facilities were permitted separately. The permits for these facilities were acquired with the properties and have been amended as the operations have evolved, maintaining the separate permitting for the sites.

1.7        Financial Analysis

Project economics have been evaluated as of Jan. 1, 2011, and have been reconciled against reserves reported as of Oct 31, 2010. Refer to Section 19, Table 19.1.

Page A-4	Brigus Annual Information Form 2011

Black Fox Life of Mine (LOM) capital costs totalling US$74.8million are summarized in Table 1.3. Details supporting the Black Fox budgeted capital costs are discussed in Section 23. Capital costs for 2011 are US$34.9million. Ongoing capital accounts for the remaining mine life. Capital cost estimates are in 2011 US constant dollar terms.

Table 3          LOM Capital Costs (US$000s)

Description	2011 Capital (US$000s)	Ongoing Capital (US$000s)	LOM Total (US$000s)
Open Pit Mine	$6,233.1	$5,514.3	$11,747.4
Underground Mine	$28,156.9	$33,980.3	$62,137.2
Environment	$91.4	$114.3	$205.7
Mill	$441.9	$285.7	$727.6
Total LOM Capital	$34,923.3	$39,894.6	$74,817.9

Black Fox LOM operating costs are summarized in Table 1.4. Operating cost estimates are in 2011 US constant dollar terms.

Table 4          Cash Operating Cost Summary

Description	Unit Cost (US$/tonne milled)	Unit Cost (US$/tonne mined/milled)	Unit Cost (US$/tonne ore mined)	LOM Average (US$/tonne milled)	LOM Total (US$000s)
Open Pit Mining			$2.60	$14.50	$90,594
Underground Mining			$56.48	$26.47	$165,391
Ore Handling	$5.31			$5.31	$33,180
Mill	$13.83			$13.83	$86,419
Assay Lab		$0.98		$1.93	$12,033
Site G&A		$2.50		$4.91	$30,696
Total				$66.94/t	$418,314
				$502/Au oz

*Mined/Milled is the total tonnes of the pit plus underground mined plus the total milled.

Page A-5	Brigus Annual Information Form 2011

1.7.1       Technical-Economic Results

The technical-economic results are based upon work performed by Brigus Black Fox engineers and consultants and has been audited by Wardrop. All costs are in 2011 US constant dollars. The economic model developed by Wardrop is pre-tax and assumes 100% equity to provide a clear picture of the technical merits of the project.

The Wardrop LOM plan and economics are based on the following:

•	A gold price of US$1200/oz for 88% of accountable ounces and US$500/oz for 12% of accountable ounces (Sandstorm Agreement).
•	Probable reserves, no resources are included.
•	A mine life of 8.55 years, at a designed rate of 730,000 t/a milled.
•	An overall average metallurgical recovery rate of 94% Au, over the LOM.
•	A cash operating cost of US$66.94/t milled, US$502/oz Au.
•	LOM capital costs are budgeted to be US$74.8 million being comprised of US$11.7 million for the open pit, US$62.1 million for the underground mine, US$0.2million for environmental and US$0.7 million for the mill.
•	No salvage value is modeled.

The base case economic analysis results, shown in Table 1.5, indicate a pre-tax undiscounted cash flow of US$439.0 million and Net Present Value (NPV) of US$359.4million at a 5% discount rate.

Table 5          Technical Economic Results ($000s) (at Jan 1, 2011)

Description	Technical Input or Result
Ore
Open Pit
Waste		31,742,315 t
Ore		3,101,515 t
Total		34,843,830 t
Grade		3.213 g/t Au
Contained Gold		320,370 oz
Underground
Total Development		10,166 m
Ore		2,928,318 t
Grade		5.936 g/t Au
Contained Gold		558,849 oz
Mill
Ore Treated
Mill tonnes		6,248,669 t
Ore Grade		4.419 g/t Au
Contained Gold		887,754 oz
Recovered Gold @ 94%		834,488 oz
Revenue ($000s)
Gross Revenue		$933,241
Refining & Transportation Charges		$(1,097)
Net Smelter Return		$932,144
Royalty		$0
Gross Income From Mining		$932,144
Realized Price (Gold)	US$	1118/oz Au
Operating Cost ($000s)
Open Pit Mine		$(90,594)
Underground Mine		$(165,391)
Ore Handling		$(33,180)
Mill		$(86,419)
Assay Lab		$(12,033)
G&A		$(30,696)
Operating Costs		$(418,314)
	US$	502/oz Au
	US$	66.94/t milled
Cash Operating Margin		$513,829
	US$	616/oz Au
	US$	82.23/t milled
Capital Cost
Open Pit		$(11,747)
Underground Mine		$(62,137)
Environment		$(206)
Mill		$(728)
Total Capital		$(74,818)
Cash Flow		$439,012
(NPV5%)		$359,386

Page A-6	Brigus Annual Information Form 2011

A sensitivity analysis was performed for key economic parameters, which are shown below in Table 1.6. This analysis suggests that the project is most sensitive to gold price. Operating costs are slightly more sensitive than capital costs due to the many operating functions associated with the project.

Table 6          Project Sensitivity (NPV5%, US$000’s)

Description	-20%	-10%	Base Case	+10%	+20%
Gold Price	$210,506	$284,946	$359,386	$433,826	$508,265
Operating Costs	$431,395	$395,391	$359,386	$323,381	$287,376
Capital Costs	$373,181	$366,283	$359,386	$352,488	$345,591

The breakeven gold price was determined to be US$602/oz.

1.8     Recommendations

Black Fox should continue to be developed. The following are Wardrop’s recommendations.

1.8.1     Mineral Resource

The work by Brigus has been found to follow industry accepted practices. Two areas were identified as opportunities to refine the mineral resource:

•	Wardrop recommends further specific gravity analysis by rock types and mineralization styles to confirm that one value is appropriate for the whole model.
•	Pitard (2005) conclusions on sampling identified that the drillhole data is likely biased and will likely underestimate the contained gold within the deposit. Wardrop agrees with Pitard’s work and recommends that a comprehensive grade control procedure be prepared to address the sampling issues be established for the Black Fox Mine. This will facilitate the delineation of ore and waste and the reconciliation between the resource, reserve and milled grade.

Page A-7	Brigus Annual Information Form 2011

1.8.2      Geotechnical

Pro-active geotechnical monitoring is recommended for all stages of pit and underground development. The monitoring program should be implemented as a staged approach and include detailed geotechnical and tension crack mapping, as well as a suitable combination of surface displacement monitoring (surface prisms) and piezometers.

Sufficient staffing resources should be allocated to collect, process and interpret the geotechnical monitoring data on a weekly basis or as frequently as required. The timely identification of accelerated movements from surface displacement monitoring and tension cracks will be critical.

Up-to-date reports on the status of highwall stability should be compiled and discussed regularly with operations personnel. These reports will also assist mine engineering staff with their efforts to optimize final pit slopes and improve the effectiveness of the controlled blasting program.

All seeps and springs should be inspected, mapped and photographed. Large-scale structures should be characterized and monitored as they have the potential to develop into tension cracks.

1.8.3      Mineral Processing and Metallurgical Testing

One option to reduce the mean particle size entering the leach circuit has been presented by DMA. This is to replace the current “primary” mill with a Semi-Autogenous (SAG) mill, with a wrap-around motor.

This is a viable option, but could incur significant costs, and the plant would need to operate on reduced tonnage while new foundations were installed. Wardrop suggests a more thorough review of the existing circuit.

Mill data collected on Sept 17th suggests that too much of the fines are misdirected to the secondary mills, and that minor changes to the cyclones may be an effective solution.

If this is insufficient then there remains the option of re-drilling the primary mill shell bolt holes, This would permit the installation of heavier liners using larger fastening bolts, and would permit the mill to operate using larger (heavier) grinding balls.

Although the mill site tailings facility has been designed for future expansion, it is recommended that the expansion design be reviewed based upon increased ore milling and tails loading to the structure. This should include a detailed evaluation of facility volumetrics and dam structural design capacity. Furthermore, the Phase 5 water management pond design should be evaluated for stability as well as discharge pumping requirements under peak storm/snow melt events. Based upon these analyses recommendations will be provided to upgrade the facility for the additional loading, if needed.

As discussed in Section 25 of this report, Brigus should consider placing a low permeable liner system below the ore stockpile area at the mill site. A costing analysis should be conducted to evaluate increased gold yield from contact water vs. liner installation cost.

Page A-8	Brigus Annual Information Form 2011

1.8.4     Mining Operations

Given that the surface mining operations are underway and procedures well established there are no major recommendations to improve the operations. It will be important, however, to monitor the procedure for the safe working of the underground old workings to ensure the risks are minimized. This also has an impact on the dilution and recovery of the ore, so close monitoring and reconciliation of tonnages and grade between mine and mill is particularly important.

Presently, the rock stockpiles and soil overburden stockpile appear stable. However, it should be expected that the rock stockpiles will experience additional load due to the underground mine development. Analyses should be conducted to evaluate the stockpile remaining design capacity and required additional capacity if needed based upon projected waste rock generation. In addition, stability analyses will need to be updated based upon added stockpile tonnage. Best management surface water and erosion controls also will also require re-evaluation and updating if stockpile expansions are required. Unless Brigus plans future expansion of the pit, it is expected that the present overburden stockpile configuration will not be significantly altered and therefore should not require any design or operational changes.

Underground Mine Design

Wardrop recommends a review to optimize the underground design, specifically the migration of main accesses – from the hanging wall (in the current design) to the footwall. A trade-off study should be carried out to identify the advantages and disadvantages of either location, plus optimization of the location of a single ramp access to serve both the East and West Zones.

1.8.5     Environmental Considerations

The dirty waste rock stockpile may need to be expanded due to planned underground mining development. This will result in increased contact water inflow to the holding pond. The holding pond capacity should therefore be reviewed, and based upon future peak load conditions expanded if required. Also, the structural capacity of perimeter dams should be evaluated based upon the additional load profile.

Page A-9	Brigus Annual Information Form 2011

SCHEDULE B

SUMMARY OF 147 AND CONTACT ZONES 2011 TECHNICAL REPORT

1.0          Introduction

Wardrop, a Tetra Tech Company (Tetra Tech) was retained by Brigus Gold Corp.(Brigus) to estimate a mineral resource in accordance with CIM Best Practices for the Contact and 147 zones of the Black Fox Complex (the Project), and disclose that estimate in a technical report, prepared in accordance with National Instrument 43-101 (NI 43-101) and Form 43-101F1.

1.1          Property Description

The Project includes approximately 2,425 ha of land. The project has a complicated land tenure combination, described in Figure 1.1 while Figure 4.1 lists the current land position for the Project.

1.2          Geology and Mineralization

The Project is located within a district-wide, north-northwest trending, down-dropped block located in the north end of the Timiskaming Graben Structure. The down dropping accommodated thicker accumulations of Proterozoic and Paleozoic sediments thereby significantly reducing the exposure of Archean strata to erosion. This has resulted in the preservation of an unusually greater vertical extent of an Archean lode gold depositional system than normally encountered in the majority of Shield areas worldwide, and there are very few examples of these high-level gold deposits. The Contact and 147 Zones have characteristics of high-level, brittle-style mineralization, and similar geological features have also been noted at the former Ross Gold Mine nearby. The best documentation of mineralization classified as high-level, brittle-style elsewhere in an Archean Shield area, are the Wiluna deposits in the Norseman-Wiluna belt, Yilgarn block of Western Australia.

1.2.1       Contact Zone Mineralization

The gold mineralization of the Contact Zone occurs dominantly in the brecciated zones above the sediment contacts. The higher grade appears as “free gold” in the silica and albite altered sections with late stage reddish-white calcite/ankerite veinlets containing 0.5 mm pyrite stringers (Di Prisco 1996). Metallic mineralization of the Contact Zone is mainly pyrite. Di Prisco, in 1996 analyzed seven samples as thin sections and noted that minor amounts of arsenopyrite, chalcopyrite and pyrrhotite were intergrown with the pyrite. He also noted the pyrite formed as disseminated grains of subhedral to euhedral crystals along hairline fractures

Page B-1	Brigus Annual Information Form 2010

Figure 1.1 Black Fox Complex Mineral Claims

The brecciated quartz cement and veinlets were noted to be “peppered” with finegrain flakes and “rosettes” of molybdenite. One other note was that molybdenite was normally associated with the pyrite and observed to be locally overgrown by pyrite. Di Prisco concluded that there was a direct correlation between the gold precipitation and molybdenite occurrence, with or without pyrite.

1.2.2        147 Zone Mineralization

The gold mineralization known as the 147 Zone is located principally in areas of intense fracturing, microbrecciation, and brecciation, and where the fractures and breccia interstices are filled and cemented by bluish-gray, cherty, zoned, pyrite quartz stringers veinlets.

Veinlet frequency and particularly orientation is difficult to accurately determine in the drill core, however a limited number of oriented drillholes suggest networks or arrays of sub-parallel veinlets in the core area of the 147 Zone with a frequency of approximately two to four of the more wider veinlets per true width of one meter of core. The intervening rocks are intensely brecciated, and generally mineralized with finely disseminated and fracture pyrite within an assortment of variably altered fragments.

Page B-2	Brigus Annual Information Form 2010

1.3          Status of Exploration

Brigus has performed aeromagnetic gradient surveys and Titan 24-Deep induced polarization (IP) geophysical surveys on the Project property. The majority of the work performed is in the form of drilling, a total of 247 drillholes were completed in 2011. Diamond drilling is ongoing at this time, the cut-off date for drillholes included in this resource estimate was November 24, 2011.

1.4          Resource Estimate

Tetra Tech completed the mineral resource estimation using Gemcom GEMS™ 6.3.1 Desktop software for the Project. Tim Maunula, P.Geo. of Tetra Tech was the QP responsible for the resource estimation of the 147 and Contact Zone deposits in the Black Fox Complex.

The resource database contained information from 327 complete drillholes totalling 107,343.9 m of drilling. A total of 34,304 records were contained in the assay table. The Contact Zone and 147 Zone mineralization of the Black Fox Complex, as of November 30, 2011 is classified as Indicated and Inferred Resources. The classified mineral resources are shown in Table 1.1. The total Indicated Resource is 867,100 t at a capped grade of 4.180 g/t gold (Au). The total Inferred Resource is 5,464,500 t at a capped grade of 2.611 g/t Au.

Table 1.1          Resource Statement, Contact and 147 Zones, Black Fox Complex

Resource Class	Cut-off Grade (g/t Au)	Potential Material	Tonnes	Capped Au (g/t)	Contained Au (oz)
Indicated	2.63	Underground	323,800	6.991	72,890
	0.65	Open Pit	543,300	2.505	43,820
	Total Indicated		867,100	4.180	116,710
Inferred	2.63	Underground	565,700	5.902	107,510
	0.65	Open Pit	4,898,800	2.231	351,910
	Total Inferred		5,464,500	2.611	459,429

The mineral resource is reported at a 0.65 g/t Au cut-off grade for potential open pit material and at 2.63 g/t Au cut-off grade for the potential underground material. These cut-offs have been developed based on current costs experienced at the Black Fox Mine.

1.5        Conclusions and Recommendations

1.5.1     Phase I Recommendations

Phase I recommendations include:

•	conduct metallurgical test work on the various types of mineralization within the Contact and 147 Zones

•	conduct infill drilling to upgrade resource classification from Inferred to Indicated

Page B-3	Brigus Annual Information Form 2010

•	conduct bulk density testing on the various types of mineralization within the Contact and 147 Zones

•	conduct structural geological review.

1.5.2        Phase II Recommendations

Phase II recommendations include:

•	develop an underground advanced exploration program to facilitate the assessment of the Contact Zone mineralization

•	conduct a preliminary economic assessment to assess the Project economics

•	update the resource estimation as drilling is completed on the Contact and 147 Zones.

1.5.3       Other Recommendations

Other recommendations include:

•	diamond drill tables:

o	insert magnetic field readings into database when using magnetic Reflex instruments for downhole surveys to assist in later identification of questionable azimuth readings

o	do not average assay grades in database

o	record lower detection limits based on assaying methodology

•	conduct assay checks for high-grade gold intersections

•	improve the QA/QC program and make it more effective through:

o	timely monitoring of control samples

o	review of assay methodologies

o	consider use of second laboratory for pulp duplicates.

1.5.4        Budget

A preliminary budget for the recommended work is calculated in Table 1.2

Table 1.2          Preliminary Budget

Phase	Description	Budget ($)
Phase I	Metallurgical Test Work	75,000
	Infill Drilling	4,500,000
	Bulk Density Test Work	5,000
	Structural Geology Review	20,000
	Total Phase I	4,600,000
Phase II	Advanced Exploration Program	3,000,000
	Preliminary Economic Assessment	150,000
	Update Resource Estimate	50,000
	Total Phase II	3,200,000

Page B-4	Brigus Annual Information Form 2010

Phase I is designed to reduce project risk:

•	Infill Drilling upgrades resource classification from Inferred to Indicated Resource

•	the metallurgical test work addresses recovery,

•	the bulk density test work addresses tonnage of ore and waste

•	the structural geology review addresses the geological interpretation.

Based on the results from Phase I, Phase II will be initiated to provide confirmation of mineability through the Advanced Exploration Program and to confirm project economics by the Preliminary Economic Assessment.

Page B-5	Brigus Annual Information Form 2010

SCHEDULE C

BRIGUS GOLD CORP.

AUDIT COMMITTEE CHARTER

A new Charter of the Audit Committee was adopted by the Brigus Board of Directors on March 29, 2011, superseding the previous April 2007 charter.

Audit Committee Charter

Purpose

1.	The purpose of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) is to assist the Board in its oversight of:

i.	the financial reporting process and the quality, transparency and integrity of the Company’s financial statements and other related public disclosures;

ii.	the Company’s internal controls over financial reporting;

iii.	the Company’s compliance with legal and regulatory requirements relevant to the financial statements and financial reporting;

iv.	the external auditors’ qualifications and independence; and

v.	the performance of the external auditors.

2.	The function of the Committee is oversight. The Company’s management is responsible for the preparation of the Company’s financial statements in accordance with applicable accounting standards and applicable laws and regulations. The Company’s external auditors are responsible for the audit or review, as applicable, of the Company’s financial statements in accordance with applicable auditing standards and laws and regulations.

Committee Responsibilities

3.	The Committee’s responsibilities shall include:

External Auditors

a.	retaining and terminating, and/or making recommendations to the Board of Directors and the shareholders with respect to the retention or termination of, an external auditing firm to conduct review engagements on a quarterly basis and an annual audit of the Company’s financial statements;

b.	overseeing the work of the external auditor engaged (including resolution of disagreements between management and the auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company;

c.	communicating to the external auditors that they are ultimately accountable and must report directly to the Board and the Committee as representatives of the shareholders;

Page C-1	Brigus Annual Information Form 2011

d.	evaluating the independence of and taking, or recommending that the Board take, appropriate action to oversee the independence of the external auditor and any potential conflicts of interest and (to assess the external auditor’s independence) all relationships between the external auditor and the Company;

e.	ensuring receipt from the external auditor, if required, of a formal written statement delineating all relationships between the external auditor and the Company, consistent with Independence Standards Board Standard 1, and engaging in a dialogue with the external auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the external auditor;

f.	approving, or recommending to the Board of Directors for approval, all audit engagement fees and terms, as well as all non-audit engagements of the external auditors prior to the commencement of the engagement;

g.	reviewing with the external auditors the plan and scope of the quarterly review and annual audit engagements;

h.	setting hiring policies with respect to the employment of current or former employees of the external auditors;

Financial Reporting

a.	reviewing, discussing and recommending to the Board for approval the annual audited financial statements and related “management’s discussion and analysis of financial and operating results” prior to filing with securities regulatory authorities and delivery to shareholders;

b.	reviewing and discussing with the external auditors the results of their reviews and audit, any issues arising and management’s response, including any restrictions on the scope of the external auditors’ activities or requested information and any significant disagreements with management, and resolving any disputes;

c.	reviewing, discussing and approving, or recommending to the Board for approval, the quarterly financial statements and quarterly “management’s discussion and analysis of financial and operating results” prior to filing with securities regulatory authorities and delivery to shareholders;

d.	reviewing and discussing with management and the external auditors the Company’s critical accounting policies and practices, material alternative accounting treatments, significant accounting and reporting judgments, material written communications between the external auditor and management (including management representation letters and any schedule of unadjusted differences) and significant adjustments resulting from the audit or review;

e.	reviewing and discussing with management the Company’s earnings press releases;

f.	reviewing and discussing such other relevant public disclosures containing financial information as the Committee may consider necessary or appropriate;

g.	reviewing and discussing with management the disclosure controls relating to the Company’s public disclosure of financial information, including information extracted or derived from the financial statements, and periodically assess the adequacy of such procedures;

Internal Controls Over Financial Reporting

a.	reviewing and discussing with management, the external auditors the effectiveness of the Company’s internal controls over financial reporting, including reviewing and discussing any significant deficiencies in the design or operation of internal controls, and any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting;

Page C-2	Brigus Annual Information Form 2011

b.	discussing the Company’s process with respect to risk assessment (including fraud risk), risk management and the Company’s major financial risks and financial reporting exposures, all as they relate to internal controls over financial reporting, and the steps management has taken to monitor and control such risks;

c.	establishing procedures for:

i.	the receipt, retention and treatment of complaints regarding accounting, internal controls or auditing matters;

ii.	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting, internal controls or auditing matters;

iii.	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters; and

iv.	the confidential anonymous submission by employees of the Company of concerns regarding safety, health and environment matters or matters relating to harassment, abuse or other unacceptable conduct.

Related Party Transactions

Review any transaction involving the Company and a related party at least once a year or upon any significant change in the transaction or relationship.  For these purposes, a “related party transaction” includes any transaction required to be disclosed in accordance Canadian Generally Accepted Accounting Principles and/or International Financial Reporting Standards.

Other

a.	meeting separately, periodically, with each of management and the external auditors;

b.	reporting regularly to the Board;

c.	reviewing and assessing its mandate and recommending any proposed changes to the Corporate Governance and Compensation Committee of the Board on an annual basis; and

d.	evaluating the functioning of the Committee on an annual basis, including with reference to the discharge of its mandate, with the results to be reported to the Corporate Governance and Compensation Committee, which shall report to the Board.

Responsibilities of the Committee Chair

4.	The fundamental responsibility of the Committee Chair is to be responsible for the management and effective performance of the Committee and provide leadership to the Committee in fulfilling its mandate and any other matters delegated to it by the Board. To that end, the Committee Chair’s responsibilities shall include:

a.	working with the Chairman of the Board, the Chief Executive Officer and the Secretary to establish the frequency of Committee meetings and the agendas for meetings;

b.	providing leadership to the Committee and presiding over Committee meetings;

c.	facilitating the flow of information to and from the Committee and fostering an environment in which Committee members may ask questions and express their viewpoints;

d.	reporting to the Board with respect to the significant activities of the Committee and any recommendations of the Committee;

e.	leading the Committee in annually reviewing and assessing the adequacy of its mandate and evaluating its effectiveness in fulfilling its mandate; and

f.	taking such other steps as are reasonably required to ensure that the Committee carries out its mandate.

Page C-3	Brigus Annual Information Form 2011

Powers

5.	The Committee shall have the authority, including approval of fees and other retention terms, to obtain advice and assistance from outside legal, accounting or other advisors in its sole discretion, at the expense of the Company, which shall provide adequate funding for such purposes. The Company shall also provide the Committee with adequate funding for the ordinary administrative expenses of the Committee. The Committee shall have unrestricted access to information, management and the external auditors including private meetings, as it considers necessary or appropriate to discharge its duties and responsibilities. The Committee may, in its discretion, delegate all or a portion of its duties and responsibilities to a subcommittee of the Committee.

Composition

6.	The Committee shall be appointed by the Board annually and shall be comprised of a minimum of three directors. If an appointment of members of the Committee is not made as prescribed, the members shall continue as such until their successors are appointed.

7.	All of the members of the Committee shall be directors whom the Board has determined are independent, taking into account the applicable rules and regulations of securities regulatory authorities and/or stock exchanges.

8.	Each member of the Committee shall be “financially literate” and at least one member of the Committee shall have “accounting or related financial management expertise”[1]. At least one member of the Committee shall be an “audit committee financial expert”, as defined in the applicable rules and regulations of securities regulatory authorities and/or stock exchanges.

9.	If a Committee member simultaneously serves on the audit committee of more than three public companies, the Board shall make a determination as to whether such service impairs the ability of such member to serve effectively on the Committee and disclose such determination in the Company’s annual proxy statement.

Meetings

10.	The Committee shall have a minimum of four meetings per year, to coincide with the Company’s financial reporting cycle. Additional meetings will be scheduled as considered necessary or appropriate, including to consider specific matters at the request of the external auditors.

11.	The time and place of the meetings of the Committee, the calling of meetings and the procedure in all things at such meetings shall be determined by the Chairman of the Committee.

1 For purposes of this mandate, “financially literate” means the ability to read and understand a balance sheet, an income statement, a cash flow statement and the related notes that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements, and “accounting or related financial management expertise” means the ability to analyze and interpret a full set of financial statements, including the related notes that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements.

Page C-4	Brigus Annual Information Form 2011